Exhibit 2.1

EXECUTION DRAFT

SHARE PURCHASE AGREEMENT

by and among

Ondas Holdings Inc.

a Nevada corporation,

Sentry CS Ltd.,

a company organized under the laws of the State of Israel,

The Company Shareholders

and

Sagitta Holdco SARL,

a company organized under the laws of Luxembourg,

as the Shareholders’ Agent

Dated as of November 3, 2025

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is made and entered into as of November 3, 2025 (the “Agreement Date”), by and among Ondas Holdings Inc., a Nevada corporation (“Acquirer”), Sentry CS Ltd, a company organized under the laws of the State of Israel (the “Company”) and the Company’s shareholders listed on Exhibit B, (the “Company Major Shareholders”), and Sagitta Holdco SARL, a private limited liability company organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, and registered with the Luxembourg Trade and Companies Register under number B268651, solely in its capacity as the representative, agent and attorney-in-fact of the Indemnifying Parties (the “Shareholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.	The Company Major Shareholders, jointly with other holders of Shares issued as a result of the exercise of Company Options, who have executed concurrently with the execution of this Agreement, the Option Surrender Agreements, collectively (the “Company Shareholders”), are the holders and the legal and beneficial owners of all of the Company Shares.

B.	Acquirer desires to, subject to the terms and conditions set forth in this Agreement, purchase from the Company Shareholders, and each Company Shareholder will sell to Acquirer, all of the Company Shares owned by such Company Shareholder free from any Encumbrances and subject to the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.	The Company, the Company Shareholders, and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.

D.	The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously determined that this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), are in the best interests of, and are advisable to, the Company and the Company Shareholders and recommended that all of the Company Shareholders enter into this Agreement.

E.	Concurrently with the execution and delivery of this Agreement, (a) the Company Shareholders representing holders of 100% of the issued and outstanding share capital of the Company as of the date hereof have delivered a duly executed counterpart to a unanimous written consent in the form attached hereto as Exhibit C (the “Shareholder Consent”), pursuant to which all of the Company Shareholders irrevocably (i) approved this Agreement, the other Transaction Documents, the Share Purchase and the Transactions, and (ii) waived all of their respective Acquisition Rights (if any), and (b) the Company Shareholders and the Company Optionholders specified under Exhibit D (the “Specified Securityholders”) have delivered investor questionnaires substantially in the form attached hereto as Exhibit E (the “Investor Questionnaires”).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
The Share Purchases

1.1 The Share Purchase.

(a) Company Shares. On the terms and subject to the conditions of this Agreement, each Company Shareholder shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer shall, at the Closing, purchase from each Company Shareholder, all of the Company Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for the right to receive (in each case, without interest and subject to withholding in accordance with the provisions of Section 1.1(d)) at the Closing,

(i) for each Company Share owned by such Company Shareholder that is an Accredited Investor or is a non-US Person (as set forth in the Spreadsheet), and is a Specified Securityholder:

(1) an amount in cash equal to the Initial Cash Consideration payable per each such class of Company Share (as calculated in the Spreadsheet), minus such Company Shareholder’s Pro Rata Share of (x) the Closing Escrow Amount and (y) the Shareholders’ Agent Expense Amount; payable per such Company Share (as calculated in the Spreadsheet);

(2) at Acquirer’s sole discretion, either (i) subject to the execution and delivery of the Registration Rights Agreement, the number of shares of the Base Stock Consideration Payment due on the Closing Date per each such class of Company Share, (rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to such Company Shareholder and as calculated in the Spreadsheet), or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due on the Closing Date per each Company Share; payable per such Company Share (as calculated in the Spreadsheet); and

(3) the right to receive, subject to the terms and provisions hereof, on each of the Second Payment Date, the Third Payment Date and the Fourth Payment Date, and at Acquirer’s sole discretion, per each Company Share, either (i) subject to the execution and delivery of the Registration Rights Agreement, the number of shares of the Base Stock Consideration Payment due on the applicable Payment Date per each such class of Company Share (rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to such Company Shareholder and as calculated in the Spreadsheet), or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due on such respective Payment Date per each such Company Share (as calculated in the Spreadsheet); and

(4) the right to receive, subject to the terms and provisions hereof, upon release, such Company Shareholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (all per each Company Share and as calculated in the Spreadsheet).

(ii) for each Company Share owned by such Company Shareholder that is an Unaccredited Investor and is not a non-US Person (as set forth on the Spreadsheet) and/or is not a Specified Securityholder:

(1) an amount in cash equal to the Initial Cash Consideration payable per each such class of Company Share (as calculated in the Spreadsheet), minus such Company Shareholder’s Pro Rata Share of (x) the Closing Escrow Amount and (y) the Shareholders’ Agent Expense Amount;

(2) an amount in cash equal to the Substitute Cash Consideration due on the Closing Date per each Company Share (as calculated in the Spreadsheet); payable per such Company Share (as calculated in the Spreadsheet); and

(3) the right to receive, subject to the terms and provisions hereof, on each of the Second Payment Date, the Third Payment Date and the Fourth Payment Date, an amount in cash equal to the Substitute Cash Consideration due on such respective Payment Date per each Company Share (as calculated in the Spreadsheet); and

(4) the right to receive, subject to the terms and provisions hereof, upon release, such Company Shareholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (per each Company Share, all as calculated in the Spreadsheet).

(iii) Notwithstanding anything to the contrary herein, any portion of the consideration payable or otherwise deliverable pursuant to this Agreement in respect of Company 102 Shares, shall be deposited with the Paying Agent, and shall be delivered by the Paying Agent to the 102 Trustee, which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and in accordance with the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

(iv) Notwithstanding anything to the contrary herein, if on any Base Stock Consideration Payment date the Acquirer is unable to deliver immediately freely tradeable shares of the Acquirer Common Stock pursuant to a Prosupp filed on such date, in accordance with the terms of the Registration Rights Agreement, the Acquirer shall pay, in lieu of the issuance of shares of Acquirer Common Stock, an amount equal to the Substitute Cash Consideration in immediately available funds.

(b) Company Options.

(i) No Out-of-the-Money Company Options or Unvested Company Option shall be assumed by, continued in effect or replaced by Acquirer in the Share Purchase. At the Closing, each Out-of-the-Money Company Option and Unvested Company Option shall, by virtue of the Share Purchase, and without any further action on the part of Acquirer, the Company or any holder thereof, be cancelled and extinguished without the payment of any consideration therefore, and each holder thereof shall cease to have any rights with respect thereto, including any present or future right to receive any portion of the Aggregate Consideration. The Company shall, prior to the Closing, take all actions (including executing necessary resolutions of the board of directors of the Company or a committee thereof) necessary in order to effectuate the actions contemplated by this Section 1.1(b)(i) and to ensure that no holder of Out-of-the-Money Company Options or Unvested Company Option shall have any rights from and after the Closing with respect to any Out-of-the-Money Company Option.

(ii) At the Closing, each In-the-Money Vested Company Option shall, by virtue of the Share Purchase, and without any further action on the part of Acquirer, the Company or any holder thereof, be cancelled and extinguished in exchange for the right of the holder of such In-the-Money Vested Company Option to receive (in each case, without interest and subject to withholding in accordance with the provisions of Section 1.1(d)):

(1) at the Closing, for each In-the-Money Vested Company Option held by an Accredited Investor or is a non-US Person (as set forth in the Spreadsheet), and is a Specified Securityholder:

(A) an amount in cash equal to the (1) Initial Cash Consideration payable per each Company Share which is an Ordinary Share (as calculated in the Spreadsheet), minus (2) the per share exercise price of such In-the-Money Vested Company Option and minus such Company Optionholder’s Pro Rata Share of (x) the Closing Escrow Amount and (y) the Shareholders’ Agent Expense Amount; payable per each Company Share (as calculated in the Spreadsheet);

(B) at Acquirer’s sole discretion, either (i) subject to the execution and delivery of the Registration Rights Agreement, the number of shares of the Base Stock Consideration Payment due on the Closing Date per each Company Share which is an Ordinary Share, ( rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to such Company Optionholder and as calculated in the Spreadsheet), or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due on the Closing Date per each Company Share which is an Ordinary Share (as calculated in the Spreadsheet); payable per each such Company Share (as calculated in the Spreadsheet); and

(C) the right to receive, subject to the terms and provisions hereof, on each of the Second Payment Date, the Third Payment Date and the Fourth Payment Date, and at Acquirer’s sole discretion, per each Company Share, either (i) subject to the execution and delivery of the Registration Right Agreement, the number of shares of the Base Stock Consideration Payment due on the applicable Payment Date, per each Company Share which is an Ordinary Share (rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to such Company Optionholder and as calculated in the Spreadsheet), or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due on such respective Payment Date per each Company Share (as calculated in the Spreadsheet); and

(D) the right to receive, subject to the terms and provisions hereof, upon release, such Company Optionholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (all per each Company Share and as calculated in the Spreadsheet).

(2) at the Closing, for each In-the-Money Vested Company Option held by a Company Optionholder that is an Unaccredited Investor and is not a non-US Person (as set forth on the Spreadsheet) and/or is not a Specified Securityholder:

(A) an amount in cash equal to the (1) Initial Cash Consideration payable per each Company Share (as calculated in the Spreadsheet), minus (2) the per share exercise price of such In-the-Money Vested Company Option and minus such Company Optionholder’s Pro Rata Share of (x) the Closing Escrow Amount and (y) the Shareholders’ Agent Expense Amount;

(B) an amount in cash equal to the Substitute Cash Consideration due on the Closing Date per each Company Share which is an Ordinary Share (as calculated in the Spreadsheet); payable per each such Company Share (as calculated in the Spreadsheet); and

(C) the right to receive, subject to the terms and provisions hereof, on each of the Second Payment Date, the Third Payment Date and the Fourth Payment Date, an amount in cash equal to the Substitute Cash Consideration due on such respective Payment Date per each Company Share (as calculated in the Spreadsheet); and

(D) the right to receive, subject to the terms and provisions hereof, upon release, such Company Optionholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (per each Company Share, all as calculated in the Spreadsheet).

The payments to each holder of an In-the-Money Vested Company Option described in this Section 1.1(b) shall be subject to such holder executing and delivering to Acquirer an Option Surrender Agreement. Notwithstanding anything to the contrary herein, any portion of the consideration payable or otherwise deliverable pursuant to this Agreement in respect of In-the-Money Vested Company Options that are Company 102 Options or Company 3(i) Options, shall be deposited with the Paying Agent, and shall be delivered by the Paying Agent to the 102 Trustee which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and in accordance with the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

(iii) Prior to the Closing, the Company shall take or cause to be taken such actions and obtain all such consents as may be required to effect the foregoing provisions of this Section 1.1(b) and to terminate the Company Option Plan, in each case after consultation with, and subject to the reasonable approval of, Acquirer.

(c) Withholding; Certain Tax Matters.

(i) Each of Acquirer, the Paying Agent, the 102 Trustee and the Company (each, a “Payor”) shall be entitled to deduct and withhold (without duplication) from any consideration in cash or by issuance of shares of Acquirer Common Stock payable or otherwise deliverable to any Person pursuant to this Agreement (each, a “Payee”) such amounts as Payor determines are required to be deducted or withheld therefrom in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other Applicable Law, including Israeli Income Tax Ordinance (New Version) 1961 and any regulations promulgated thereunder (as amended) (the “Israeli Income Tax Ordinance”) provided, however, that other than with respect to any such payments, the applicable Payor shall provide the Payee from whom such amounts will be withheld with (a) written notice at least five (5) Business Days prior to withholding any amounts pursuant to this Section 1.1(c), and (b)  the opportunity to produce any forms, certificates and other documentation that may eliminate or reduce such deduction and withholding. To the extent such amounts were so deducted or withheld and timely remitted to the applicable Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent such amounts are deducted and withheld, the Payor shall timely furnish the payee with documentation evidencing such Tax withholding.

(ii) Notwithstanding the provisions of Section 1.1(d)(i) above, the Paying Agent shall provide Acquirer, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), with respect to Israeli Tax, any payments payable or otherwise deliverable in cash or by issuance of shares of Acquirer Common Stock to any Payee (other than consideration payable in respect of Company 102 Securities and Company 3(i) Options) pursuant to this Agreement shall be retained by the Paying Agent for the benefit of each such Payee for a period of up to 180 days from the Closing (or, with respect to any amounts payable or otherwise deliverable in cash or by issuance of shares of Acquirer Common Stock after the Closing, 90 days from the date of such payment) or an earlier date required in writing by such Payee or as otherwise requested by the ITA (the “Withholding Drop Date”) (during which time, unless otherwise required by the ITA, no amount shall be paid by the Paying Agent to such Payee and no amounts for Israeli Taxes shall be withheld from amounts paid to the Paying Agent), and during which time each Payee may obtain a valid certification or ruling (which, for avoidance of doubt, , includes Acquirer’s opportunity to review, comment on and approve any application to the ITA before submission, such approval not to be unreasonably withheld), issued by the ITA and applicable to the payments to be made to the Payee pursuant to this Agreement, in form and substance reasonably acceptable to Paying Agent and Acquirer (x) exempting the Payor from the duty to withhold Israeli Taxes with respect to payment to such Payee, (y) determining the applicable rate of Israeli Tax to be withheld from the payment to such Payee, or (z) providing any other written instructions with respect to withholding of Israeli Taxes (the “Valid Tax Certificate”). In the event that no later than five (5) Business Days before the Withholding Drop Date, a Payee submits a Valid Tax Certificate to the Paying Agent, the Paying Agent shall act in accordance with the provisions of such Valid Tax Certificate subject to any deduction and withholding as may be required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law (other than Israeli Law), and the balance of the payment that is not withheld shall be promptly paid to such Payee. If any Payee (A) does not provide the Paying Agent with a Valid Tax Certificate, no later than five (5) Business Days before the Withholding Drop Date, or (B) submits a written request with the Paying Agent to release its portion of the applicable payment payable in cash or in shares of Acquirer Common Stock prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then Israeli Taxes will be withheld from such Payee’s portion of the applicable payment under this Agreement as determined by the Paying Agent, in consultation with Acquirer and/or its advisors at its reasonable discretion, according to the applicable withholding rate in accordance with the Israeli Income Tax Ordinance(calculated in NIS based on the published US$:NIS exchange rate of the Bank of Israel on the actual payment date to such Payee), which amount shall be delivered, or caused to be delivered, to the ITA by the Paying Agent, and the Paying Agent shall deliver to such Payee the balance of the applicable payment due to such Payee that is not so withheld. Any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee. For the avoidance of doubt, any Valid Tax Certificate delivered to the Paying Agent by any Payee with respect to any amount payable or otherwise deliverable pursuant to this Agreement at a certain date shall apply only to the amount payable or otherwise deliverable at such certain date and will not apply to any amounts payable or otherwise deliverable to the Acquirer at any later dates thereafter, unless, with respect to each later date, such Valid Tax Certificate is in force during such later date and covers the full amount payable or otherwise deliverable to the Acquirer on such later date. For the avoidance of doubt, a Payee shall be required to provide Payor a Valid Tax Certificate with respect to such Payee’s portion of the Escrow Amount and the Shareholders’ Agent Expense Amount, by no later than five (5) Business Days before the actual release date of such amount or any portions thereof to such Payee. For the avoidance of doubt, any amounts required to be deducted or withheld pursuant to this Section 1.1(d) in connection with the shares of Acquirer Common Stock payable to a Payee pursuant to this Agreement, shall be satisfied through the deduction and withholding of such amount from the cash amount payable to such Payee at Closing, subject to the withholding exemption mechanism described above, and shall be calculated based on the value of such shares of Acquirer Common Stock at Closing or on the date of their actual payment, whichever results in a higher amount to be withheld, unless the ITA instructs otherwise. For the avoidance of doubt, the transfer of funds from Acquirer to the Paying Agent or the Escrow Agent will not be subject to any withholding deduction.

(iii) Notwithstanding anything to the contrary herein, any payments made in cash or in shares of Acquirer Common Stock to holders of Company 102 Shares and holders of In-the-Money Vested Company Options will be subject to deduction or withholding of Israeli Tax under the Israeli Income Tax Ordinance on the sixteenth (16th) day of the calendar month following the month during which the Closing occurs unless: (A) with respect to holders of Company 102 Securities or Company 3(i) Options, the 102 Tax Ruling (or the 102 Interim Ruling) providing for no Tax withholding shall have been obtained prior to such date and (B) with respect to non-Israeli resident holders of In-the-Money Vested Company Options, which holders were granted such awards in consideration for work or services performed exclusively outside of Israel to a non-Israeli Affiliate of the Company, a validly executed declaration, in a form attached hereto as Schedule 1.1(c)(iii), regarding their non-Israeli Tax residence and confirmation that they were granted such awards in consideration for work or services performed exclusively outside of Israel to a non-Israeli Affiliate of the Company shall have been provided to Acquirer, prior to the Closing. Such payments to non-Israeli resident holders of In-the-Money Vested Company Options shall be made through the employing entity’s payroll processing service or system.

(iv) In the event that the Payor receives a demand from the ITA to withhold any amount and transfer it to the ITA, the Payor (i) shall notify the applicable Payee of such matter reasonably promptly after receipt of such demand, and provide such Payee with reasonable time to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Payee to the Payor, transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable Payee.

(d) Unaccredited Investors and Non-US Person; Non Specified Securityholders. Notwithstanding anything to the contrary in this Agreement, in no event shall Acquirer be required to issue any shares of Acquirer Common Stock: (i) to any Person that is neither an Accredited Investor nor a non-US Person, as determined by Acquirer in its sole discretion upon consultation with the Company, nor (ii) to any Company Securityholder who is not a Specified Securityholder.

(e) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the consummation of the Share Purchase (the “Closing”), shall take place remotely via the exchange of documents and electronic signatures, or at such other location, date and time to be agreed by Acquirer and the Company in writing, subject to satisfaction or waiver all of the conditions set forth in Article VII of this Agreement (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The date on which the Closing shall occur shall be one (1) business day after the Acquirer files its quarterly report on Form 10-Q for the quarter ended September 30, 2025, which is expected to be filed no later than November 14, 2025, to be referred to herein as the “Closing Date”.

(f) Base Stock Consideration Payments Escrow. In order to secure the receipt of the Base Stock Consideration Payments, the Acquirer shall deposit with the Escrow Agent an amount of USD 37,500,000 (thirty seven million five hundred thousand) in cash (the “Acquirer Escrow”), which Acquirer Escrow shall be released from such escrow and returned to Acquirer proportionally following each payment of the Base Stock Consideration (so that following each such payment the Acquirer Escrow shall continue to reflect 50% of the remaining outstanding Base Stock Consideration Payments). In the event of a failure by the Acquirer to make any Base Stock Consideration Payment when due, (i) the Shareholders’ Agent shall be entitled to instruct the Escrow Agent: (i) to release from the Acquirer Escrow and transfer to the Paying Agent (for the benefit of the applicable Company Securityholders) such amount required to satisfy the Base Stock Consideration Payment that should have duly been made at such time in accordance with the terms of this Agreement, and (ii) to reclassify, concurrently with such release to the Paying Agent, an amount equal to $2,500,000 as Deferred Escrow Amount; all in accordance with the Escrow Agreement; and (ii) the Acquirer shall deposit, within three (3) Business Days, an additional amount with the Escrow Agent so that the Acquirer Escrow shall at any time reflect 50% of the remaining outstanding Base Stock Consideration Payments (the “Acquirer Escrow TopUp”). Any default from performing the Acquirer Escrow TopUp shall be cured by the Shareholder’s Agent having the right to instruct the Escrow Agent to release from the Escrow Account and transfer to the Paying Agent (for the benefit of the applicable Company Securityholders) such amount required to satisfy the Acquirer Escrow TopUp that should have duly been made at such time in accordance with the terms of this Agreement without any such release amending or otherwise reducing any indemnification obligations hereunder.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall take the following actions and deliver the following documents to the Company at or prior to the Closing, except as otherwise indicated:

(i) A certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied;

(ii) the Escrow Agreement, duly executed by the Acquirer;

(iii) the Paying Agent Agreement, duly executed by the Acquirer; and

(iv) the Registration Rights Agreement, duly executed by the Acquirer.

(b) Company Deliveries. The Company or the Company Securityholders, as applicable, shall deliver, or cause the Company to deliver, to Acquirer, at or prior to the Closing:

(i) duly executed share transfer deeds signed by all Company Shareholders with respect to all of the Company Shares held by each such Company Shareholder as of the Closing Date;

(ii) a certificate dated as of the Closing Date and executed on behalf of the Company by its Chief Technology Officer, to the effect that each of the conditions set forth in clauses (a), (c), (d), (f) and (i) of Section 7.3 has been satisfied (the “Company Closing Certificate”);

(iii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Technology Officer, certifying the (A) Company’s Amended and Restated Articles of Association as in effect immediately prior to the Closing (the “Charter Documents”) and (B) the Closing Board Action and the Closing Shareholder Consent (including a certification that, as of the Closing Date, such resolutions remain in full force and effect and have not been amended, rescinded or modified), and (C) the incumbency and signatures of the officers of the Company executing this Agreement or any other Transaction Document (the “Company Officer’s Certificate” and together with the Acquirer Officer’s Certificate, the “Officer’s Certificates”);

(iv) an invoice (including Tax Forms) from each advisor or other service provider to any of the Acquired Companies (other than any Employee, director or officer of any of the Acquired Companies), in each case dated no more than three (3) Business Days prior to the Closing Date, with respect to all their respective Transaction Expenses set forth in the Spreadsheet, and written acknowledgments pursuant to which each such advisor or other service provider states the total amount of Transaction Expenses owed to such Person and that, upon payment of such amount at the Closing (or when otherwise due), such Person shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company or their respective Affiliates (each, an “Invoice”);

(v) a resignation letter in the form attached hereto as Schedule 1.2(b)(v), executed by each director and statutory officer of the Company and each of its Subsidiaries in office immediately prior to the Closing, in each case, effective no later than immediately prior to the Closing (the “Company D&O Resignation Letter”);

(vi) (A) a certificate from (i) the Israeli Registrar of Companies certifying that the Company is registered under Israeli Law since its date of incorporation and (ii) each other jurisdiction in which the Company and any of its Subsidiaries is qualified to do business as a foreign corporation certifying that the Company and such Subsidiary is qualified to do business as a foreign corporation, each dated as of not earlier than seven (7) Business Days prior to the Closing Date, and (B) a certificate from any applicable jurisdiction, to the extent such certificate can be obtained, dated as of not earlier than seven (7) Business Days prior to the Closing Date, certifying that any applicable Subsidiary is in good standing;

(vii) evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, redemption rights, conversion rights and rights of notice of any Company Securityholder with respect to any of the Transactions, effective as of, and contingent upon the Closing;

(viii) the Spreadsheet, completed to include all of the information specified in Section 6.5 in a form similar to the Signing Spreadsheet and satisfactory to Acquirer, and a certificate executed by the Chief Technology Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(ix) payoff letters and lien discharge documents, in form and substance reasonably satisfactory to Acquirer with respect to all indebtedness for money borrowed by the Company, if any, which letters and lien discharge documents shall (i) reflect the amounts required in order to pay in full such indebtedness as of the Closing Date, including the Outstanding Shareholders Loans, and (ii) provide for the release of all Encumbrances (and any related guarantees and instruction letters, if any) relating to such indebtedness upon payment in full of the amounts indicated, and that such lender shall concurrently therewith execute and deliver to the Acquirer all terminations and releases as reasonably requested (including, without limitation, UCC-3 termination statements, return of any share certificates and share transfer deeds deposited (if any) with such lender) necessary to evidence the foregoing termination (collectively, the “Payoff Letters”) (it being understood and agreed that (x) draft versions of such Payoff Letters shall be delivered to Acquirer no less than three Business Days prior to the Closing Date, and (y) executed versions of such Payoff Letters shall be delivered to Acquirer no less than one Business Day prior to the Closing Date);

(x) a USB, CD or DVD-ROM, or URL link containing a complete copy of the contents of the Box.com virtual data rooms entitled “Project Sentry CS VDR” as of immediately prior to the Closing;

(xi) evidence that the Company has purchased the D&O Tail Policy;

(xii) the (A) Escrow Agreement and (B) Paying Agent Agreement, duly executed by Shareholders’ Agent and the Escrow Agent and Paying Agent, as applicable;

(xiii) an Option Surrender Agreement, in the form attached hereto as Exhibit F (an “Option Surrender Agreement”), in respect of each In-the-Money Vested Company Option, duly executed by all holders of In-the-Money Vested Company Options and the Company;

(xiv) each Company Securityholder shall have duly executed (A) an Investor Questionnaire and (B) to the extent entitled to receive any portion of the Base Stock Consideration Payment, a Registration Rights Agreement dated on or before the Closing Date, and Company Securityholders entitled to at least 92% of the Aggregate Consideration shall have been confirmed by Acquirer, based on their duly executed Investor Questionnaires, as either Accredited Investors or non-US Persons;

(xv) evidence that (i) a vote of the shareholders was solicited in conformance with Section 280G of the Code and the requisite shareholder approval was obtained with respect to any Waived Section 280G Payments (the “280G Shareholder Approval”), or (ii) the 280G Shareholder Approval was not obtained and as a consequence, such Waived Section 280G Payments shall not be made or provided to the extent they would cause any amounts to constitute “parachute payments” ;

(xvi) the shareholders registry of the Company, duly executed by an authorized officer or director of the Company, evidencing the transfer and ownership of all of the Company Shares to Acquirer.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

(c) Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Closing are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

1.3 Surrender of Certificates.

(a) Certificate Exchange Procedures.

(i) At the Closing, Acquirer shall cause to be deposited with ESOP Management and Trust Services Ltd. (the “Paying Agent”) an amount of cash sufficient to pay the Closing Cash Consideration (excluding however the amount of the Aggregate Exercise Price), Escrow Amount, Shareholders’ Agent Expense Amount, the Estimated Transaction Expenses (and shall instruct the Paying Agent to pay the Transaction Expenses to such account or accounts as are designated in the applicable Invoices by the Company in the Spreadsheet, in each case, subject to the withholding provisions of Section 1.1(d)), the Estimated Company Debt (and shall instruct the Paying Agent to pay such Company Debt in accordance with the terms of the applicable Payoff Letter delivered by the Company to Acquirer (or if no such instructions have been provided by such creditor or recipient thereof, the instructions provided by the Company in the Spreadsheet)) and a number of shares of Acquirer Common Stock equal to the Base Stock Consideration Payment due at Closing, if applicable, or the Closing Substitute Cash Consideration.

(ii) At the Closing and upon the effectiveness of the Share Purchase, Acquirer, and the Shareholders’ Agent shall enter with the Paying Agent into a Paying Agent Agreement in the form attached hereto as Exhibit G, which shall provide for the payment specified under clause (i) above to the Company Securityholders subject to the withholding provisions of Section 1.1(c), all as set forth in the Spreadsheet and in accordance with Section 1.1. To the extent not previously delivered, as soon as reasonably practicable after the Closing, Paying Agent shall deliver to each such Company Securityholder receiving a portion of the Aggregate Consideration, a transmittal letter in the Paying Agent’s standard form (the “Letter of Transmittal”), and each such Company Securityholder shall fill in its applicable Letter of Transmittal and shall return such document to the Paying Agent signed, and shall surrender to the Paying Agent all of the certificates or instruments required to be so delivered (the “Converting Instruments”). Notwithstanding anything to the contrary herein, any portion of the Aggregate Consideration is payable or otherwise deliverable pursuant to this Agreement in respect of any Company 102 Shares or In-the-Money Vested Company Options that are Company 102 Options or Company 3(i) Options, shall be delivered by the Paying Agent to the 102 Trustee, which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and in accordance with the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

(iii) If any certificates representing Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen, or destroyed and, if required by Acquirer or the Paying Agent, the execution of an indemnity agreement in such form as Acquirer or Paying Agent requires as indemnity against any claim that may be made against Acquirer, any of its Affiliates or the Paying Agent with respect to such document, and upon delivery of all other required documentation, the Paying Agent will pay in respect of such Person’s Company Shares represented by such lost, stolen or destroyed certificate the applicable portion of the Aggregate Consideration due at Closing pursuant to Section 1.1.

(b) Escrow. Notwithstanding anything to the contrary in the other provisions of this Article I, (X) at the Closing, a portion of the Aggregate Consideration due at Closing equal to the Closing Escrow Amount shall not be paid to the Company Securityholders, and (Y) at each of the Second Payment Date, Third Payment Date and Fourth Payment Date, a portion equal to the applicable Deferred Escrow Amount shall not be paid to the Company Securityholders; but in both cases shall instead be deposited by the Paying Agent with the Escrow Agent to be further deposited into a separate escrow account (the “Escrow Account”) for the purpose of securing the obligations of the Indemnifying Parties under Article IX of this Agreement. The Escrow Amount in the Escrow Account shall be distributed in accordance with the terms of this Agreement and the Escrow Agreement.

(c) Shareholders’ Agent Expense Amount. A portion of the Closing Cash Consideration otherwise payable to the Indemnifying Parties equal to the Shareholders’ Agent Expense Amount, shall not be paid at the Closing Date to the Indemnifying Parties, but shall instead be deposited by Acquirer with the Paying Agent to be promptly delivered to the Shareholders’ Agent Expense Account and used by the Shareholders’ Agent for the direct payment, of, or reimbursement of the Shareholders’ Agent for, third party expenses incurred by the Shareholders’ Agent in connection with this Agreement and the agreements ancillary hereto. As soon as practicable following the completion of the Shareholders’ Agent’s responsibilities, the Shareholders’ Agent shall release any remaining balance of the Shareholders’ Agent Expense Account to the Paying Agent for further distribution to the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share of such amount.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.3, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

1.4 Company Net Working Capital Adjustment.

(a) Concurrently with the execution of this Agreement by the Company, the Company shall deliver to the Acquirer a schedule certified by the Chief Financial Officer of the Company on behalf of the Company setting forth such items required to be included in the Spreadsheet, as of such date (the “Signing Spreadsheet”). Pursuant to Section 6.5, the Company shall deliver the Spreadsheet to Acquirer not later than five (5) Business Days prior to the Closing Date, certified by the Chief Financial Officer of the Company on behalf of the Company, dated as of the Closing Date.

(b) Within 90 days after the Closing, Acquirer may object to the calculation of Company Cash, Company Debt, Transaction Expenses or Closing Net Working Capital Adjustment included in the Spreadsheet (collectively, the “NWC Calculations”), by delivering to the Shareholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Cash, Company Debt, Transaction Expenses and the Closing Net Working Capital Adjustment and the amount by which Company Cash, Company Debt, Transaction Expenses or Company Net Working Capital as calculated by Acquirer is more or less than Estimated Company Cash, Estimated Company Debt, Estimated Transaction Expenses or the Estimated Closing Net Working Capital Adjustment, in each case together with supporting documentation, information and calculations.

(c) The Shareholders’ Agent, after receiving any relevant information which it may reasonably request, may object to the calculation of Company Cash, Company Debt, Transaction Expenses or Closing Net Working Capital Adjustment set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Shareholders’ Agent on behalf of the Indemnifying Parties.

(d) If the Shareholders’ Agent timely provides the Notice of Objection, then Acquirer and the Shareholders’ Agent shall confer in good faith for a period of up to 15 Business Days following delivery of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Parties.

(e) If, after the 15 Business Day period set forth in Section 1.4(d), Acquirer and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Shareholders’ Agent shall engage BDO Israel or, if such firm is not able or willing to so act, another internationally recognized auditing firm acceptable to both Acquirer and the Shareholders’ Agent and independent of both the Company and Acquirer (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Shareholders’ Agent. The Reviewing Accountant shall base its review solely on the presentations and supporting material provided by the parties and not on an independent review. After its review, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Indemnifying Parties, and the Reviewing Accountant shall provide Acquirer and the Shareholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.

(f) If the sum of (such sum, the “Final Amount”), without duplication, (i) Closing Net Working Capital Adjustment as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, plus (ii) the Company Cash as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, less (iii) the Company Debt as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), less (iv) the Transaction Expenses as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, is less than the sum of (such sum, the “Closing Amount”) (A) the Closing Net Working Capital Adjustment as set forth in the Spreadsheet (the “Estimated Closing Net Working Capital Adjustment”), plus (B) the Company Cash as set forth in the Spreadsheet (the “Estimated Company Cash”), less (C) the Company Debt as set forth in the Spreadsheet (the “Estimated Company Debt”) less (D) the Transaction Expenses (expressed as a positive number) as set forth in the Spreadsheet (the “Estimated Transaction Expenses” and the Final Amount less the Closing Amount, the “Final Adjustment”), then within two (2) Business Days of final determination of the Final Adjustment and without any dispute by the parties hereto, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver from the Escrow Amount to Acquirer the amount of the Final Adjustment; provided, that if the funds in the Escrow Account are insufficient to pay the full Final Adjustment to Acquirer, Acquirer shall be indemnified for the full amount of such shortfall by the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share, in any such case by wire transfer of immediately available funds and without any dispute by the Shareholders’ Agent or Indemnifying Parties.

(g) If the Final Amount shall be greater than the Closing Amount, then within two (2) Business Days of final determination of the Final Adjustment and without any dispute by the parties hereto, Acquirer shall pay the amount of such difference, if any between the Final Amount and the Closing Amount to the Paying Agent for further payment to the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share of such amount.

(h) If the Final Amount is neither greater than nor less than the Closing Amount, then there will be no additional adjustments, and the Final Adjustment will be deemed to be $0, including, for the avoidance of doubt, in respect of the Company Securityholders’ rights to receive their Pro Rata Share of the Final Adjustment pursuant to Section 1.1.

(i) The fees, costs and expenses, if any, of the Reviewing Accountant shall be paid pro rata by Acquirer on the one hand and by the Shareholders’ Agent on the other hand on behalf of the Company Securityholders from the Shareholders’ Agent Expense Account based on the inverse of the percentage that the Reviewing Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Reviewing Accountant.

(j) The Final Adjustment amount shall be treated as an adjustment to the Aggregate Consideration payable at Closing for Tax purposes, unless otherwise required by Applicable Law.

1.5 Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne by the Company Securityholders,. The party required by Applicable Law to file any Tax Return with respect to Transfer Taxes shall do so in the time and manner prescribed by Applicable Law.

1.6 Taking of Necessary Action; Further Action.

Prior to the Closing, Acquirer, the Company and each Company Securityholder, as applicable, shall sign and deliver any documents and instruments and take any further action that is necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Acquirer, with full right, title and interest in and to the Company Shares. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company or Acquirer, with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company and its Subsidiaries, the officers and directors of the Company and Acquirer are fully authorized, in the name and on behalf of the Company and its Subsidiaries or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.7 Waiver and Release of Claims.

(a) Effective for all purposes as of and subject to the Closing, each Company Securityholder, severally and not jointly with any other Company Securityholder, acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, Affiliates, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each Company Securityholder and Acquirer (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, affiliates, directors, officers, employees, representatives, agents, members, stockholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Shareholder Claims such Releasing Party may have or assert against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known; except with regard to its rights pursuant to this Agreement, the other Transaction Documents and the Transactions. In this Agreement a “Shareholder Claim” shall mean any claims, suits, demands, causes of action, cross-claims, counter claims, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees and liabilities claim or other rights, of whatever kind or nature, in law or in equity, by statute or otherwise, related to the Company or the Transactions, (A) including: (i) with regard to any Company Securities other than the Company Securities set forth in the Spreadsheet with respect to such Person, (ii) to receive any portion of the Aggregate Consideration or any other form, amount or value of consideration payable to any Company Securityholder pursuant to the terms of this Agreement, other than as specifically set forth in the Spreadsheet (subject to any adjustments contemplated in this Agreement), (iii) with respect to the authority or enforceability to enter into this Agreement, the Share Purchase or any of the Transactions, or (iv) any bonuses payable with respect to any period prior to the Closing, but (B) specifically excluding (i) Acquirer’s failure to pay the Aggregate Consideration in accordance with and subject to the provisions of this Agreement (subject to any adjustments contemplated in this Agreement) or other breach by Acquirer of this Agreement or any of the other Transaction Documents, (ii) rights relating to any employment payment, including salary, bonuses approved by the board of the Company following the Closing, accrued vacation, any other employee compensation and/or benefits, any amounts set forth in this Agreement to be paid to such Releasing Party and unreimbursed expenses (provided all such salary payments shall be only in the ordinary course of business or otherwise specified in the Company Disclosure Schedule), and (iii) the exercise of rights under the Company’s D&O insurance policy.

(b) Each Company Securityholder hereby confirms, acknowledges, represents and warrants that he, she or it: (A) (i) is, or will be immediately prior to the Closing, the holder of the number of Company Securities set forth in the Spreadsheet; (ii) other than the number and class of Company Securities set forth in the Spreadsheet, is not entitled to any additional Company Shares or any other form of Equity Interests, including, shares, options, warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into Company Shares; (iii) waives any right to receive any additional Company Securities (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Shares which are outstanding as of the Agreement Date or any Company Shares he, she or it may have been entitled to receive as a result of the conversion of any option, right, convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any preferred share whatsoever or otherwise); and (iv) fully, finally, irrevocably and forever waives any right to convert any of its Company Securities into any other class or series of Company Shares presently and through the Closing; (B) (i) examined the Spreadsheet and is entitled only to the distribution set forth in the Spreadsheet (subject to any changes and adjustments contemplated in this Agreement); and (ii) waives any right to receive consideration other than as set forth in the Spreadsheet (subject to any adjustments contemplated in this Agreement) (including for any interest payments, the method of determination or calculation of any of the values or allocations pursuant to this Agreement, any preferential or other amount resulting from its investment in the Company or the purchase of Company Securities (e.g. in the form of indemnification), the conversion of Company Shares, any other rights of any nature under the Charter Documents, or any Shareholders Agreement, which the Company Shareholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Company Shareholders in the Spreadsheet); (C) hereby terminates and waives any rights, powers and privileges such Company Securityholder has or may have pursuant to any “Shareholders Agreement” (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Company Securityholders with respect to the Company) or any right to make a claim or demand for any discrepancy between any Shareholders Agreement, share purchase agreement or convertible loan agreement such Company Shareholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements; (D) for as long as this Agreement is in force agrees not to sell, transfer, assign or convert any of its Company Securities (except as contemplated by Section 1.2(d)), or subject such Company Securities to any Encumbrances, except pursuant to a transfer request of Company Securities provided to the Company and Acquirer prior to the Agreement Date; and (E) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any corporation (or any other legal entity) or person whatsoever, any claim, debt, liability, demand, obligation, cost, expense, action or cause of action, cross-claims, counter claims, compensatory damages, liquidated damages, punitive or exemplary damages, or other damages herein released.

(c) Notwithstanding anything to the contrary, should any portion or provision of this release (including, without limitation, any portion or provision of any section of this release) be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any Applicable Law, (a) the legality, validity, and enforceability of the remaining portions and provisions will not be affected and (b) the parties hereto shall use all reasonable efforts to replace such void, illegal, invalid or unenforceable portion or provision with a valid and enforceable portion or provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void, illegal, invalid or unenforceable portion or provision (and if not possible, the illegal, invalid, or unenforceable portion or provision will be deemed not to be a part of this release).

1.8 Acquirer Common Stock.

(a) Without derogating in any manner from the obligations of Acquirer in connection with the issuance of Acquirer Common Stock, where applicable, any Acquirer Common Stock issued hereunder, if any, shall be issued in book-entry form and shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR (II) THE ISSUER OF THE SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF.IN ADDITION, THE RIGHT TO SELL THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A REGISTRATION RIGHTS AGREEMENT, A COPY OF WHICH IS ON FILE AT THE ISSUER’S PRINCIPAL PLACE OF BUSINESS

(b) The Acquirer and the Company Securityholders are simultaneously with entering into this Agreement entering into a Registration Rights Agreement pursuant to which the Acquirer shall prepare and file, or cause to be prepared and filed, with the SEC a Prosupp on each of the Closing Date, the Second Payment Date, the Third Payment Date and the Fourth Payment Date covering the resale of the Acquirer Common Stock by the Company Securityholders(which will allow the applicable Company Securityholders to immediately sell shares and for such shares to be freely tradable subject to the Trading Limitations and as specified in the Registration Rights Agreement). .

(c) Acquirer  hereby undertakes to ensure that it shall have and maintain an effective registration statement covering the Acquired Common Stock in accordance with the Registration Rights Agreement.

(d) Exchange Procedures. Notwithstanding any other provision in this Agreement, (i) the aggregate Acquirer Common Stock to be issued in connection with the transactions contemplated hereunder shall not exceed 19.99% of the outstanding Common Stock on the execution date of this Agreement and any portion of the Base Stock Consideration exceeding 19.99% shall instead be paid in Substitute Cash Consideration; and (ii) in no event shall Acquirer be required to issue any shares of Acquirer Common Stock, if recipient does not qualify as either an Accredited Investor or a non-US person to the Acquirer’s satisfaction in its sole determination; (iii) no fraction of a share of Acquirer Common Stock shall be issued in connection with the transactions contemplated hereunder, and there shall not be any cash payments made under this Agreement in lieu of fractional shares; the aggregate number of shares of Acquirer Common Stock issuable hereunder shall be rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to each Company Securityholder on the Closing Date or the respective Payment Date.

Article II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows (and any reference to the Company’s Subsidiary shall be deemed reference to each of the Company’s Subsidiaries, as applicable):

2.1 Organization, Standing, Power and Subsidiary.

(a) The Company and its Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and the Company is not registered by the Israeli Registrar of Companies as a “violating company” as such term is defined under Section 362a of the Israeli Companies Law, and it has not received any notice or warning concerning any intention of the Israeli Registrar of Companies to declare that the Company is a “violating company”. Each of the Company and its Subsidiary has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiary taken as a whole. The Company and its Subsidiary, since their applicable inception, have had no Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity (other than with respect to the Company’s holding of Equity Interests in the Subsidiary). Except as set forth in Schedule 2.1(a) of the Company Disclosure Letter, there are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company or its Subsidiary (except, in the case of the Subsidiary, in favor of the Company). The Company has made available to Acquirer accurate and complete copies of the Charter Documents of the Company and the organizational documents of its Subsidiary, as amended to date and currently in effect, which documents are in full force and effect, and neither the Company nor its Subsidiary is, in any material respect, in default under or in violation of any provisions thereof.

(b) Neither the Company nor any of its shareholders has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or the Subsidiary or the winding up or cessation of the business or affairs of the Company or the Subsidiary.

(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of the Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of the Subsidiary and (iii) the names and titles of the officers of each of the Company and its Subsidiary.

(d) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.

(e) Neither the Company nor the Subsidiary is, or has ever been, bankrupt or insolvent, and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company’s or Subsidiary’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by the Company or the Subsidiary under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency.

2.2 Capital Structure.

(a) The authorized share capital of the Company consists solely of 91,432,435 Company Ordinary Shares, 200 Ordinary A Shares (which were never issued), 5,000,000 Company Preferred A Shares, 1,066,299 Company Preferred B Shares, 967,142 Preferred C Shares and 1,533,924 Company Preferred D Shares , par value NIS 0.01 each, of which 5,598,878 Company Ordinary Shares, 3,600,000 Company Preferred A Shares, 1,066,299 Company Preferred B Shares, 967,142 Company Preferred C Shares, and 1,533,924 Company Preferred D Shares, are issued and outstanding (including released RSUs) as of the Agreement Date and there are no other issued and outstanding shares of Company Shares and no commitments or Contracts to issue any shares of Company Shares other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date. Neither the Company nor its Subsidiary hold any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Shareholders that are the registered owners of any Company Shares and the number and type of such shares so owned by such Company Shareholder and any beneficial holders thereof, if applicable, (ii) the number of Company Ordinary Shares that would be owned by such Company Shareholder assuming conversion of all Company Preferred Shares so owned by such Person after giving effect to all anti-dilution and similar adjustments in accordance with the Charter Documents or any Contract to which the Company is a party or by which the Company is bound, (iii) the number of RSU’s that are owned by certain current and past employees/consultants of the Company, and (iv) the number of such Company Ordinary Shares that are not vested under the terms of any Contract with the Company (including any share option agreement, share option exercise agreement or restricted share purchase agreement) as of the Agreement Date (the “Unvested Company Shares”), including, as applicable, the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets are bound.

(b) None of the Company nor its Subsidiary has ever declared or paid any dividends on any shares of Company Shares. There is no Liability for dividends accrued and unpaid by the Company or its Subsidiary. All issued and outstanding shares of Company Shares and Company Options were issued in compliance with all Applicable Law and all requirements set forth in the Charter Documents, the Company Option Plans (if applicable) and any applicable Contracts to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets are bound.

(c) As of the Agreement Date, the Company has reserved 2,800,000 Company Ordinary Shares for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plan, of which 637,747 Company Ordinary Shares are subject to outstanding and unexercised Company Options, and 163,375 Company Ordinary Shares remain available for issuance thereunder. Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of Company Ordinary Shares subject to each Company Option, the number of such shares that are vested or unvested, the date of grant of such Company Option, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the Company Option Plan under which such Company Option was granted (if any), the country and state, if applicable, of residence of such holder, whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Israeli Income Tax Ordinance, and for Company Options subject to Section 102(b)(2) of the Israeli Income Tax Ordinance the date of deposit of such Company Option with the 102 Trustee.

(d) Schedule 2.2(d) of the Company Disclosure Letter indicates which holders of outstanding Company Options are not employees of the Company or the Subsidiary (including non-employee directors, consultants, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company or the Subsidiary, as applicable. True, correct and complete copies of each Company Option Plan and all forms of agreements and instruments relating to or issued under each Company Option Plan (including, except as set forth under Schedule 2.2(d)(i) of the Company Disclosure Letter, executed copies of all Contracts relating to each Company Option and the Company Ordinary Shares purchased under such Company Option) have been provided to Acquirer, and such Company Option Plans and forms and terms have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or forms and terms in any case from those provided to Acquirer. The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or consent or approval of, the holders of such securities, the Company Shareholders or otherwise and other than as set forth in Schedule 2.2(d) of the Company Disclosure Letter, there will be no acceleration of the exercise schedule or vesting provisions in effect for any outstanding Company Options whether under the Company Options Plans or otherwise. No benefits under any of such Company Option Plans will accelerate in connection with the Share Purchase.

(e) Except as set forth in Schedule 2.2(e) of the Company Disclosure Letter, all Company Options currently outstanding and granted by the Company to its officers and employees in Israel were granted under employee option plans approved by the ITA under the capital gains route of Section 102 of the Israeli Income Tax Ordinance. The Company has complied with all requirements of such Section 102 and the regulations promulgated thereunder in all respects.

(f) Except as set forth on Schedule 2.2(f) of the Company Disclosure Letter, the Company has never repurchased, redeemed or otherwise reacquired any of its Company Shares or Company Options, or other Equity Interests.

(g) As of the Closing, (i) the number of Company Shares set forth in the Spreadsheet as being owned by a Person, or subject to Company Options owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Shares or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet owns or will have a right to acquire from the Company or its Subsidiary any shares of Company Shares, Company Options, or any other Equity Interests of the Company or its Subsidiary and (iii) the shares of Company Shares, Company Options and/or disclosed in the Spreadsheet will be free and clear of any Encumbrances.

(h) Except for the equity interests identified in Schedule 2.2(h) of the Company Disclosure Letter, neither the Company not its Subsidiary owns, beneficially or otherwise, any units or other securities of, or any direct or indirect equity, voting, beneficial ownership interest in, any other Person and neither the Company nor its Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person (other than with respect to the Company’s holding of Equity Interests in the Subsidiary).

2.3 Authority; Non-Contravention.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and its Subsidiary. Each Transaction Document to which the Company is a party has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) approved this Agreement and approved the Share Purchase and the other Transactions and determined that this Agreement and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, are advisable, and in the best interests of the Company and the Company Shareholders, (y) approved this Agreement in accordance with the provisions of Israeli Law and the Charter Documents and (z) recommended that all of the Company Shareholders approve and execute this Agreement (the “Board Action”). The Shareholder Consent constitutes the only vote or approval of, or waiver by, any holder of any class or series of Company Shares necessary to adopt and approve this Agreement, the other Transaction Documents, and the Transactions under Applicable Laws, the Charter Documents, any Contracts, or otherwise. The Company and its Subsidiary and the Transactions are not, and by the passage of time or notice or both will not be, subject to, and no Person has Acquisition Rights or other rights that could affect or threaten the Company or any Company Securityholder’s compliance with any of the obligations under this Agreement, or any of the other Transaction Documents.

(b) The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance, on any of the material assets of the Company or its Subsidiary or any of the shares of Company Shares, (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Charter Documents of the Company or its Subsidiary, in each case as amended to date, or any resolution adopted by the Company Shareholders or Board, (B) any Contract of the Company or its Subsidiary or any Contract applicable to any of the material properties or assets of the Company or its Subsidiary, or (C) any Applicable Law, or (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, Israeli Law or any Order to which the Company or its Subsidiary or any of the assets owned or used by the Company or its Subsidiary, is subject.

(c) Except for as set forth in Schedule 2.3 of the Company Disclosure Letter, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or the Subsidiary in connection with the execution and delivery of this Agreement or any other Transaction Document to which the Company is a party or the consummation of the Transactions (including any filings and notifications as may be required to be made by the Company in connection with the Share Purchase under the Israeli Economic Competition Law, 5748-1988, antitrust laws and other Applicable Law), except for such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s or the Subsidiary’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Transaction Document to which the Company is a party or to consummate the Transactions in accordance with this Agreement or any other such Transaction Document and Applicable Law.

(d) The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization from a Governmental Entity that is held by the Company or its Subsidiary that otherwise relates to the Company’s or the Subsidiary’s Business or to any of the assets owned or used by the Company.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Acquirer its audited, consolidated financial statements for the fiscal year ended December 31, 2024, its reviewed consolidated financial statements for the six month period ended June 30, 2025, and its unaudited and unreviewed consolidated financial statements for the nine month period ended September 30, 2025 (including, in each case, balance sheets, statements of operations and statements of cash flows and notes) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and its Subsidiary, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of the Company and its Subsidiary at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiary for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), (iv) are true, correct and complete, (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements (which would not be material individually or in the aggregate if disclosed or recorded and which are expected to be consistent with past practice), applied on a consistent basis throughout the periods involved, and (vi) have been kept accurately in the ordinary course of business consistent in all material respects with Israeli Law. No basis exists that would require, and no circumstance exists that would reasonably be expected to require, the Company to restate any of the Financial Statements.

(b) Neither the Company nor the Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of June 30, 2025 and of September 30, 2025 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and its Subsidiary’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, and (iii) those incurred by the Company and its Subsidiary in connection with the execution of this Agreement or the Transactions, including, for the avoidance of doubt, the Transaction Expenses. Except for Liabilities reflected in the Financial Statements, neither the Company nor the Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company and its Subsidiary. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, neither the Company nor the Subsidiary has ever guaranteed any debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each such Liability, the agreement governing such Liability and the interest rate, maturity date, and any assets securing such Liability, including the Outstanding Shareholders Loan.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and its Subsidiary maintain an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers thereof and the names of all Persons authorized to make withdrawals therefrom.

2.5 Absence of Changes.

Except as set forth in Schedule 2.5 of the Company Disclosure Letter, since the Company Balance Sheet Date, (i) the Company and its Subsidiary have conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any Material Adverse Effect with respect to the Company and Subsidiary and (iii) neither the Company nor the Subsidiary has done, caused or permitted any action that would constitute a breach of Section 5.2 if such action were taken by the Company or its Subsidiary, as applicable, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Closing.

2.6 Litigation.

There is no, and has not been since the date of December 4, 2022 on which the court approved the acquisition of the Company’s shares by Sagitta Holdings SARL) the “Court Approval” and “Court Approval Date”), a Legal Proceeding to which the Company or its Subsidiary is a party pending before any Governmental Entity, or threatened against the Company or its Subsidiary or, in each case, any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary), and to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, or its Subsidiary, or any of their respective assets, or any of the Company’s or its Subsidiary’s directors, officers or, to the knowledge of the Company, their employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or its Subsidiary or any of their respective assets or any of the Company’s or its Subsidiary’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary) based upon: (i) the Company or its Subsidiary entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or its Subsidiary regarding its assets or (iii) any claim that the Company or its Subsidiary has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor its Subsidiary has any Legal Proceeding pending against any other Person.

2.7 Restrictions on Business Activities.

Except as set forth in Schedule 2.7 of the Company Disclosure Letter, there is no Contract or Order binding upon the Company or its Subsidiary that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or its Subsidiary, any acquisition of property by the Company or its Subsidiary or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or its Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses thereto, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8 Compliance with Laws and Court Approval; Governmental Permits.

(a) The Company and its Subsidiary have complied in all material respects with, are not in violation in any material respect of, and have not received any notices of violation with respect to, Applicable Law.

(b) The Company and its Subsidiary have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or its Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Schedule 2.8(b) of the Company Disclosure Letter identifies each Company Authorization. None of the Company nor its Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and its Subsidiary have materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

(c) The Company has duly and timely complied in all respects with, and has not, nor is, in violation of, and has not received any notices of violation with respect to any breach of, the terms, provision and conditions of the Court Approval, including any and all provisions applicable to the issuance of securities of the Company to the employees of the Company and payment of cash bonuses to such employees, and the Company has duly withheld or paid, as applicable, any Taxes in connection therewith (the “Court Approval Compliance”).

2.9 Title to, Condition and Sufficiency of Assets; Real Property.

(a) Except as set forth in Schedule 2.9(a) of the Company Disclosure Letter, each of the Company and its Subsidiary has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice) (the “Company Assets”), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company and its Subsidiary valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances.

(b) Except as set forth in Schedule 2.9(b) of the Company Disclosure Letter, the Company Assets owned or leased by each of the Company and its Subsidiary (i) constitute all of the real and personal assets and properties that are necessary for the Company and its Subsidiary to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Contract to which the Company or its Subsidiary is a party or, in each case, by which its assets are bound.

(c) Schedule 2.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or its Subsidiary. The Company has provided to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company or its Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor its Subsidiary currently owns any real property.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “AI” means artificial intelligence systems or models.

(ii) “Company Data” means all data collected, generated, received or otherwise Processed by the Company or its Subsidiary or on their behalf, including in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(iii) “Company Data Agreement” means any Contract involving Company Data to which the Company or the Subsidiary is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been made available to Acquirer).

(iv) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to, or otherwise used or held for use by, the Company or the Subsidiary.

(v) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or its Subsidiary is a party or bound by, except for Contracts for Off-the-Shelf Software.

(vi) “Company-Licensed Data” means all Company Data owned, or purported to be owned, by third parties that is Processed by the Company or the Subsidiary.

(vii) “Company-Owned Data” means Company Data the Company or the Subsidiary owns or purports to own.

(viii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company including Company-Owned Data.

(ix) “Company Privacy Policies” means, collectively, any and all (A) of the Company’s and Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or the Subsidiary to any Person, and (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data applicable to the Business of the Company.

(x) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or its Subsidiary or currently in active development and scheduled to be commercially released within one (1) year of the Closing Date.

(xi) “Company Registered Intellectual Property” means the United States, Israeli, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned or purported to be owned by, the Company.

(xii) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products, all other than Open Source Materials and Integrated Off-the-Shelf Software.

(xiii) “Company Websites” means all web sites owned, operated or hosted by or on behalf of the Company or its Subsidiary or through which the Company or its Subsidiary conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(xiv) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that are or have been used in the Business.

(xv) “Integrated Off-the-Shelf Software” means generally, commercially available, off-the-shelf software or SaaS owned by a third party and licensed to, or otherwise used or held for use by, the Company or its Subsidiary, which (A) has not been modified or customized for the Company or its Subsidiary (except for standard integrations) and (B) is licensed for an annual fee under US$30,000.

(xvi) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xvii) “Intellectual Property Rights” means any and all intellectual property rights and/or proprietary rights, including any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all benefits, privileges, causes of action and remedies relating to any of the foregoing.

(xviii) “Off-the-Shelf Software” means generally, commercially available, off-the-shelf software or SaaS owned by a third party and licensed to, or otherwise used or held for use by, the Company or its Subsidiary, which (A) has not been modified or customized for the Company or its Subsidiary, (B) has not been incorporated into, or integrated or bundled with, any Company Product and (C) is licensed for an annual fee under $25,000.

(xix) “Open Source Materials” means (A) software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) or (B) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (1) disclosed, distributed, made available, offered, licensed or delivered in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (4) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

(xx) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, trade secrets, know-how, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xxi) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. The Company has full title and exclusive ownership, free and clear of any Encumbrances, of, or the Acquired Companies are duly licensed under or otherwise authorized to use, all Intellectual Property necessary for the conduct of the Business. The Company Intellectual Property collectively constitutes all of the Intellectual Property necessary for Acquirer’s conduct of the Business without (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right or (ii) the breach or violation of any Contracts (disregarding any obligations imposed upon the Acquirer to which the Company is not a party). Neither the Company nor its Subsidiary has transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, interest, or lien on any of the Company-Owned Intellectual Property. The Company exclusively owns all Company-Owned Intellectual Property.

(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made, and all actions that are required to be taken by the Company within 60 days following the Agreement Date in order to avoid abandonment of such Company Registered Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), enforceable and subsisting, and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. Notwithstanding the foregoing, Company did not conduct a freedom to operate study.

(d) Governmental Grants.

(i) Schedule 2.10(d)(i) of the Company Disclosure Letter identifies each pending and outstanding Governmental Grant (including with respect to “approved enterprise” status) that has been received or applied for by the Company. Except as set forth on Schedule 2.10(d)(i) of the Company Disclosure Letter, the Company has never received or applied for any Governmental Grant. The Company has provided Acquirer accurate and complete copies of: (i) all applications for Governmental Grants and related documents submitted by the Company to any Governmental Entity and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company by any Governmental Entity. In each such application submitted by or on behalf of the Company, all information required by such application has been disclosed accurately and completely, and the Company has not made any misstatements of fact or any disclosures that are not accurate or complete. Except for undertakings set forth in letters of approvals which were provided to the Acquirer, there are no undertakings of the Company given in connection with any Governmental Grant. The Company is and has been at all times in compliance with the terms, conditions, requirements and criteria of all Governmental Grants and Applicable Law pertaining thereto, including all reporting requirements as per Applicable Law including, where applicable, the provisions of the Innovation Law. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of any Company to any Government Grant or the compliance with the terms, conditions, obligations or laws relating to Government Grants.

(ii) Each item of Company Owned Intellectual Property is and will be freely and fully transferable, licensable, conveyable and/or assignable by the Company or the Acquirer to any individual or entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, limitation, obligation or payment of any kind and without approval of any third Person, including any Governmental Entity.

(iii) Schedule 2.10(d)(iii)(a) of the Company Disclosure Letter sets forth, with respect to each Governmental Grant referred to in Schedule 2.10(d)(iii) of the Company Disclosure Letter: (A) a complete and accurate report of the total amount of the benefits received by the Company under each Governmental Grant, the total outstanding amounts to be paid by the Governmental Entity to the Company under the Government Grants, if any, and the aggregate outstanding obligations under each such Government Grant with respect to royalties applicable thereto and any outstanding amounts otherwise payable under each such Government Grant to the applicable Governmental Entity; (B) the time period in which the Company received, or will be entitled to receive, benefits under such Governmental Grant; and (C) any Governmental Grant consisting of a Tax incentive (other than incentives generally available by operation of law without application or action by any Governmental Entity). No event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to: (1) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant; (2) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant; (3) a requirement that the Company return or refund any benefits provided under any Governmental Grant; or (4) an acceleration or increase of royalty payments obligation (including total royalty amount and royalty rate), or obligation to pay additional payments to any Governmental Entity, in each case, other than ongoing royalty payments. The Company has obtained all authorizations and approvals necessary for the consummation of the Share Purchase pursuant to the terms of this Agreement and the consummation of the other transactions contemplated by this Agreement in order to ensure that, the Share Purchase: (x) will not adversely affect the ability of the Company to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (y) will not result in the failure of the Company to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, applicable laws, regulations, ordinances or guidelines or any claim by any Governmental Entity or other Person that the Company is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Governmental Grant. Except as set forth in Schedule 2.10(d)(iii)(b)of the Company Disclosure Letter, no consent of any Governmental Entity or other Person is required to be obtained prior to the consummation of the Share Purchase pursuant to the terms of this Agreement in order to comply with any Israeli Applicable Law or to avoid any increase in royalty rates incurred by the Company under any such Governmental Grant received by the Company or other change in the terms and conditions applicable to the Company under any such Governmental Grant received by the Company. The Company has no knowledge of an intention to change the terms of any Governmental Grant, except as may result from generally applicable changes to the relevant laws and regulations thereunder.

(iv) No Company-Owned Intellectual Property was developed, created, or reduced to practice, in whole or in part, using funding, personnel, facilities or resources provided by any Governmental Entity, agency or private source (except for equity funding not specifically allocated to the development of any specific Company-Owned Intellectual Property), or any university, college, other educational institution, military, multi-national, bi-national or international organization or research center (collectively, “Institutions”).

(e) Company Products. Schedule 2.10(e) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company or its Subsidiary in the last 12 months, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.

(f) No Parallel Engagement. To the Company’s knowledge, at no time during the development, creation, conception of or reduction to practice of any Intellectual Property for the Company or its Subsidiary was any Author (as defined below) subject to any employment or services agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Intellectual Property, such that results in a detrimental effect on Company’s ownership of Company-Owned Intellectual Property or that imposes restrictions thereon or grants such third party any rights thereto. No third party, including any Institution has any claim of right to, ownership of or other encumbrance on any Company-Owned Intellectual Property.

(g) Invention Assignment and Confidentiality Agreement. The Company and its Subsidiary have secured from all (i) current and former founders, consultants, advisors, employees, service providers, and independent contractors and any other individuals or entities (including the Acquired Companies’ officers and directors) who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or its Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or its Subsidiary (any Person described in clause (i) or (ii), an “Author”), a valid, binding and enforceable written Contract providing for an effective present and future assignment to the Company all rights in the Intellectual Property developed conceived, invented, discovered, programmed, designed, or reduced to practice (either alone or jointly with others) by them during and as a result of their employment or engagement by the Company or Subsidiary (and in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction), and an explicit and irrevocable waiver of all rights related thereof (collectively, “PIIA Agreements”). The Company has provided to Acquirer copies of all forms of such PIIA Agreements currently and historically used by the Company and its Subsidiary and, in the case of patents and patent applications, the Company has provided to Acquirer copies of all such assignments. All amounts payable and due, whether under contract or applicable law, by the Acquired Companies to all Authors have been paid in full. It is not and will not become necessary to utilize any Intellectual Property of the Authors, made prior to their engagement with the Acquired Companies other than those that have been rightfully assigned to the Acquired Companies pursuant to a PIIA Agreement. The Acquired Companies have not received any claim from any Person for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 and no reasonable basis exists that could give rise to such a claim.

(h) No Violation. To the Company’s knowledge, no current or former employee, consultant, advisor or independent contractor of the Company or its Subsidiary: (i) is in violation of any term or covenant of any Contract relating to invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or its Subsidiary in respect of use of trade secrets or proprietary information of others without permission or (ii) has developed any technology, Intellectual Property, software or other copyrightable, patentable or otherwise proprietary work for the Company or its Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i).

(i) Confidential Information. The Company and its Subsidiary have taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and its Subsidiary (including trade secrets) or provided by any third party to the Company or its Subsidiary (“Confidential Information”). All current and former employees and contractors of the Company and its Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company and its Subsidiary a written agreement regarding the protection of such Confidential Information. To the knowledge of the Company, there has been no breach of confidentiality obligations on the part of the Company or its Subsidiary or, to the knowledge of the Company, with respect to Confidential Information by any third-party.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor its Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. Neither the Company nor its Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s or its Subsidiary’s use of any product, device, process or service used in the Business as previously conducted, currently conducted, and as currently proposed to be conducted by the Company or its Subsidiary, has not, does not, and to the knowledge of the Company will not (directly or indirectly, including via contribution or inducement), misappropriate, infringes or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, nor constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or its Subsidiary conducts the Business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there to the Company’s knowledge, is no basis for any such claims. Neither the Company nor its Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or its Subsidiary has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person, or that any Company Intellectual Property is invalid or unenforceable. No Company-Owned Intellectual Property or Company Product owned by the Company, and to the knowledge of the Company, Company Products licensed from a third party, is subject to any Legal Proceeding, Order or settlement agreement that restricts in any manner the use, transfer or licensing thereof by the Company or its Subsidiary, or that may affect the validity, use or enforceability of any Company-Owned Intellectual Property.

(k) Licenses; Agreements.

(i) neither the Company nor its Subsidiary has granted any options, licenses or agreements of any kind relating to any Company Intellectual Property outside of nonexclusive licenses (copies of which have been provided to Acquirer), and the Company is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property, outside of nonexclusive licenses.

(ii) neither the Company nor its Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products (other than in respect of Integrated Off-The-Shelf Software) or Company-Owned Intellectual Property.

(iii) the Company and its Subsidiary has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that the Company and its Subsidiary owns or leases or that the Company or its Subsidiary has otherwise provided to its employees and contractors for their use.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) each such agreement is valid and subsisting;

(ii) neither the Company nor its Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s or its Subsidiary’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) at and immediately after the Closing, the Company (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s and its Subsidiary’s rights under the Company Intellectual Property Agreements to the same extent the Company and its Subsidiary would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiary would otherwise be required to pay;

(v) to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened in writing, or to the knowledge of the Company otherwise threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or its Subsidiary thereunder;

(vi) no Company Intellectual Property Agreement requires the Company or its Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(viii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property, other than reseller and MSSP agreements;

(ix) the Company and its Subsidiary have obtained valid, written licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company or its Subsidiary with any of the Company Products; and

(x) no third party that has licensed Intellectual Property Rights to the Company or its Subsidiary has ownership or license rights to improvements or derivative works made by the Company or its Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or its Subsidiary.

(m) Non-Contravention. Neither the execution and performance of this Agreement will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property; all of the foregoing in (i)-(iv), unless arising from any agreement, covenant, obligation or other legal requirement of Acquirer.

(n) Company Source Code. Neither the Company nor its Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any Company Source Code, other than (x) disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or its Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products who have executed written confidentiality agreements. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software.

(i) Schedule 2.10(o)(i) of the Company Disclosure Letter identifies all Open Source Materials contained or incorporated in, or linked to or called by, or distributed with, any Company Products, describes whether and, if so, how the Open Source Materials were modified and/or distributed by the Company or its Subsidiary and identifies the licenses under which such Open Source Materials were used. The Company and its Subsidiary are in compliance with the terms and conditions of all licenses for the Open Source Materials.

(ii) The Company and its Subsidiary have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials (including linking or calling), in such a way that, with respect to clauses (i) through (iii), creates, or purports to create, obligations for the Company or its Subsidiary with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(p) Information Technology.

(i) Plans. The Company and its Subsidiary have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and act in compliance therewith and have tested such plans on a periodic basis, and such plans have proven effective upon testing.

(ii) Company Databases. Schedule 2.10(p)(ii) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company or the Subsidiary at any time (collectively, the “Company Databases”), the types of Company Data in each such database (including by Company-Licensed Data and Company-Owned Data), the means by which the Company Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.

(iii) Processing. The Company and its Subsidiary have valid and subsisting contractual rights to Process or to have Processed all Company-Licensed Data howsoever obtained or collected by or for the Company or its Subsidiary in the manner that it is Processed by or for the Company or its Subsidiary. The Company and its Subsidiaries have all rights, permissions, licenses or authorizations required under Applicable Law and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to each of the Company Data as necessary for the operation of the Business as currently conducted. The Company and its Subsidiary have been and are in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.10(p)(iii) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products and Company’s agreements with customers, resellers and MSSPs (copies of which have been provided to Acquirer).

(iv) Other than as set forth on Schedule 2.10(p)(iv) of the Company Disclosure Letter, the Company and its Subsidiary are not bound by and have not entered into any Contract governing any Company-Owned Data, except the standard terms of use entered into by users (including MSSPs) and resellers of the Company Products (copies of which have been provided to Acquirer).

(v) Generative AI. The tools developed by the Company for use as part of Company’s product offerings, testing and development are set forth on Schedule 2.10(p)(v)(i) (the “Company Developed AI”). The Company owns all rights, title, and interest in the Company Developed AI, free and clear of all Encumbrances except for Open Source Materials disclosed in Schedule 2.10(o)(i). The Company Developed AI (1) does not infringe the Intellectual Property Rights of any third-party and (2) comply with all applicable laws and regulations, including data protection and privacy laws. The Company has implemented reasonable measures to protect the confidentiality and security of the Company Developed AI and the Company Developed AI constitutes part of the Company-Owned Intellectual Property. To the Company’s knowledge, there have been no unauthorized uses, disclosures, or breaches of the Company Developed AI or related systems. The Company Developed AI has been developed and maintained in accordance with industry best practices, including but not limited to: (1) measures to prevent and mitigate algorithmic bias, (2) ethical AI principles, (3) transparency in AI decision-making processes where appropriate, and (4) regular testing and validation for accuracy and reliability. The Company maintains accurate and up-to-date documentation of its AI development and deployment practices, including any assessments of potential biases or ethical considerations. Schedule 2.10(p)(v)(ii) sets forth a correct, current, and complete list of all third-party AI technologies (“AI Technologies”) used or held for use by the Company in the Business (collectively, “Third-Party AI”). Schedule 2.10(p)(v)(iii) sets forth a correct, current, and complete list of all Third-Party AI capable of generating various types of content (including text, images, video, audio, or computer code) based on user-supplied prompts (“Generative AI Tools”) used by the Company or the Subsidiary and, for any such Generative AI Tool owned or controlled by any other Person, the license or other Contract governing the Company’s or any Subsidiary’s use thereof. The Company and the Subsidiary have not: (1) used any Generative AI Tools (whether owned or controlled by the Company or the Subsidiary or any other Person) in a manner that does, will, or could reasonably be expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any Company-Owned Intellectual Property that the Company or any Subsidiary intended to maintain as proprietary; (2) except as set forth in Schedule 2.10(p)(v)(iv), included any source code owned by the Company in any prompts or inputs into any Generative AI Tool owned or controlled by any other Person; or (3) used any Generative AI Tool in a manner that does not comply with the applicable license or other Contract terms governing its use by the Company or the Subsidiary.

(q) No Defects. The Company has taken reasonable steps designed to maintain the Company Products free from material defects and bugs and to operate in accordance with the documentation and specifications provided by the Company. The Company uses means and methods consistent with those in a similar industry as the Company to ensure the software included in the Company Products does not contain (a) any clock, timer, counter, or other limiting or disabling code, design, routine, or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause such software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict the Company’s or its Subsidiary’s or any Person’s ability to use such software or the Company Product, including after a specific or random number of years or copies, or (b) any back doors or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification, or other changes to, such software or Company Product.

(r) Standards Bodies. (i) the Company and its Subsidiary have not and have never member of, a contributor to, or affiliated with, any industry standards organization, body, working group, or similar organization, and (ii) neither the Company nor its Subsidiary, nor any Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, or similar organization.

(s) Warranties; Company Products. No Company Product is subject to any guaranty, warranty, right of return, right of credit, or other indemnity other than the applicable standard terms and conditions or any other agreements entered into with customers, MSSPs or resellers for the sale, license, or lease of the Company Products, which are set forth in Schedule 2.10(s) of the Company Disclosure Letter. The Company has not received any written product liability claims relating to the Company or its Subsidiary, or any Company Products, or services provided by the Company related thereto that resulted in a Material Adverse Effect to the Company’s Business.

(t) Company Websites. To the knowledge of the Company, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company or its Subsidiary. The contents of any Company Website and all transactions conducted over the Internet by the Company comply with Applicable Law in any applicable jurisdiction in all material respects.

2.11 Data Privacy and Security.

(a) Except as set forth in Schedule 2.11(a) of the Company Disclosure Letter the Company and its Subsidiary comply and have at all times complied with all: (i) Privacy Laws, (ii) Company Privacy Policies, (iii) all privacy, data protection and cybersecurity requirements of Company Data Agreements, and (iv) all applicable industry standards by which Company is bound ((i)-(iv), collectively, “Company Privacy Commitments”) in each case with respect to its Processing of Personal Data, in all material respects. Neither the execution, delivery and performance of this Agreement will cause, constitute, or result in a breach or violation of any Company Privacy Commitments. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(b) The Company and its Subsidiary have established and maintain appropriate technical, physical and organizational measures and security systems and technologies, in compliance with all Company Privacy Commitments that protect Personal Data against accidental or unlawful Processing and against accidental loss, destruction, alteration, disclosure, access or damage to Personal Data (“Data Breach”) in a manner appropriate to the risks represented by the Processing of such data by the Company or Subsidiary and their data processors. The Company and its Subsidiary have taken reasonable steps to ensure the reliability of its employees and contractors who have access to Company Data, to train such employees on all applicable aspects of Company Privacy Commitments and to ensure that all employees with the authority and/or ability to access such data are under written obligations of confidentiality with respect to such data.

(c) The Company and its Subsidiary have not received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, auditor allegation from a Governmental Entity or any other Person (including an end user): (i) alleging or confirming Company’s or Subsidiary’s non-compliance with Company Privacy Commitments, (ii) requiring or requesting the Company or its Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Personal Data, or (iii) claiming compensation from the Company or its Subsidiary in respect of Processing of Personal Data. The Company and its Subsidiary have at all times complied with any requests or communications received from any Person exercising any rights under Privacy Laws.

(d) Schedule 2.11(d) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company and the Subsidiary under Privacy Laws with relevant Governmental Entities in connection with their Processing of Personal Data (including with respect to Company Databases). All such notifications and registrations are valid, accurate, complete and fully paid up and the relevant Personal Data has been used by the Acquired Companies solely as permitted pursuant to such registrations and notifications and, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.11(d) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company or the Subsidiary.

(e) Except as set forth in Schedule 2.11(e) of the Company Disclosure Letter, the Company and its Subsidiary have not shared Personal Data with any Person except in accordance with the Company Privacy Commitments. Where the Company or its Subsidiary uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and agreed to compliance with those obligations that are sufficient for the Company’s compliance with Company Privacy Commitments, and there is in existence a written Contract between the Company and each such data processor that complies with the requirements of all Company Privacy Commitments. The Company and its Subsidiary have made available to Acquirer true, correct and complete copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company or its Subsidiary.

(f) The Company and its Subsidiaries, and, to the knowledge of the Company, any third parties Processing Personal Data on behalf of the Company or its Subsidiary, have not experienced any security incident, violation of any data security policy, unauthorized access or Data Breach in relation to Personal Data, Company Databases, or Confidential Information (including Personal Data in the Company’s or its Subsidiary’s possession, custody or control), or any unauthorized or illegal Processing of any of the foregoing. With respect to the ICT Infrastructure, no security incident or Data Breach, has occurred, including but not limited to ransomware, compromise of credentials, denial-of-service attack, or unauthorized intrusion of any kind has occurred or is threatened. No circumstance has arisen in which Applicable Law (including Privacy Laws) would require the Company to notify a Governmental Entity or Person of a data security breach or security incident.

2.12 Taxes. Each of the Company and its Subsidiary have properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date and such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with Applicable Law. Each of the Company and its Subsidiary has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return) and has no Liability for Taxes in excess for the amounts so paid). There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company or its Subsidiary.

(b) The Company has delivered to Acquirer true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and its Subsidiary in connection with any taxable periods since the Court Approval Date .

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and its Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor its Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. Neither the Company nor its Subsidiary has any Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Debt.

(d) There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company or its Subsidiary that has been, or to the Company or the Subsidiary’s Knowledge is being, conducted by a Tax Authority, nor has the Company or its Subsidiary been notified in writing of any request for, or commencement of, such an audit, (ii) no such procedure, proceeding or contest of any refund or deficiency in respect of Taxes of the Company or its Subsidiary pending, proposed or threatened in writing, or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or its Subsidiary currently in effect and (iv) no agreement to any extension of time for filing any Tax Return of the Company or its Subsidiary that has not been filed, other than customary extensions granted automatically by the ITA or such other applicable Governmental Entity. No adjustment relating to any Tax Return filed by the Company or its Subsidiary has been proposed in writing by any Tax Authority to the Company or its Subsidiary or any representative thereof that has not been fully and finally resolved. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or its Subsidiary does not file Tax Returns that the Company or its Subsidiary is or may be subject to taxation by that jurisdiction.

(e) The Company and its Subsidiary have complied in all material respects with its obligations under all Applicable Laws relating to the payment and withholding of Taxes from payments made to any Person and remittance to the appropriate Tax Authority of all amounts required to be so withheld and paid under all Applicable Laws. The Company and its Subsidiary are in material compliance with, and their records contain all material information and documents necessary to comply with, its obligations under all applicable information reporting and withholding requirements under all Applicable Laws.

(f) All records which the Company or its Subsidiary are required under any Applicable Law to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Tax Authority with respect to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements and are available, upon request and within a reasonable period of time, for inspection at the premises of the Company or its Subsidiary, as applicable.

(g) The Company is duly registered for the purposes of Israeli value added tax and has complied with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) has not received a refund for input VAT for which they are not entitled under any Applicable Law. The Company’s Subsidiary is not required to effect Israeli VAT registration and has never been so required.

(h) The prices and terms for the provision of any property or services by or to the Company or its Subsidiaries are at arm’s length for purposes of the relevant transfer pricing Applicable Laws and all related documentation if required by such Applicable Laws has been timely prepared or obtained and, if necessary, retained. each of the Company and its Subsidiary complies, and has always been compliant with the requirements of Section 85A of the Israeli Income Tax Ordinance and Section 482 of the Code and the regulations promulgated thereunder in all material respects. Each of the Acquired Companies (i) has never been party to any reorganization under Part E2 of the Israeli Income Tax Ordinance; and (ii) is not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.

(i) The Acquired Companies do not and have never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder, or are subject to reporting obligations under Sections 131D and 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(j) The Acquired Companies are not and have never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(k) Each Company Option Plan that is intended to qualify as a capital gains route plan under Section 102 of the Israeli Income Tax Ordinance (a “102 Plan”) has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by, the ITA. All Company Options or Company Shares which were issued under any 102 Plan pursuant to Section 102 of the Israeli Income Tax Ordinance have been granted and issued, as applicable, in compliance and are currently in compliance, with the applicable requirements of Section 102 of the Israeli Income Tax Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company Options and Company Shares, the receipt of all applicable tax rulings from the ITA, and the due deposit of such Company Options and Company Shares with such trustee pursuant to the terms of Section 102 of the Israeli Income Tax Ordinance and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012. All written tax rulings, opinions, significant correspondence and filings with the ITA relating to the Company Option Plan and any award thereunder have been provided to Acquirer.

(l) The Company is a resident of the State of Israel for Tax purposes. The Acquired Companies are not and have never been subject to Tax in any country other than their countries of incorporation by virtue of (i) being treated as a resident of, (ii) being engaged in a trade or business through a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise having an office or a fixed place of business in that country or (iii) having any other source of income in that jurisdiction, or other than by way of tax withholding in that jurisdiction.

(m) The Company is not benefiting (and has never benefited) from any grants, Tax incentives, tax holidays, reduced tax rates or accelerated depreciation under the Israeli Capital Investment Encouragement Law – 1959 (the “Capital Investment Law”), including but not limited to Technological Preferred Enterprise, Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status. As of the date hereof, to the extent the Company benefited from the Benefitted Enterprise or Approved Enterprise Status, the Company has no retained earnings which would be subject to corporate Tax due to the distribution of a “dividend” from such earnings, as the term “dividend” is specifically defined by the ITA in the framework of the Capital Investment Law (or actions that are deemed as dividend for these purposes).

(n) Neither the Company nor its Subsidiary is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than commercial Contracts entered into in the ordinary course of business the principal purpose of which is not related to Taxes (“Customary Contracts”)), and neither the Company nor its Subsidiary has any Liability to another party under any such agreement.

(o) Neither the Company nor any of the Company Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes. No U.S. federal income tax entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of the Company Subsidiaries.

(p) Neither the Company nor its Subsidiary has participated in, and is not currently participating in, a “Listed Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(q) Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending prior to the Closing Date, (iii)  installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, (v) any gain recognition agreement to which the Company or any corporation acquired by the Company is a party under Section 367 of the Code (or any corresponding or similar provision of state, local or non-US Tax Law) entered into on or prior to the Closing Date, (vi) use of a method of accounting other than the accrual or, (vii) any deferred amount pursuant to Sections 451(c), 455, 456, or 460 of the Code or any corresponding provision of Applicable Law. .

(r) Neither the Company nor its Subsidiary has received any “taxation decision” (hachlatat misui) from the ITA, or any other technical advice memoranda or any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). There is no private letter ruling, “taxation decision”, or any agreement with any Tax authority to which the Company is party.

(s) The Company for itself and for its Subsidiary has provided to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and its Subsidiary are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(t) Each of the Company and its Subsidiary has in its possession official foreign government receipts (or other receipts customarily accepted by Tax Authorities) for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(u) Neither the Company nor its Subsidiary is, and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of the Company or its Subsidiary to any Tax incentive.

(v) Neither the Company nor its Subsidiary owns any interest in any controlled foreign corporation (as defined under Section 75B of the Israeli Income Tax Ordinance).

(w) The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any shares of Company Shares that were initially subject to a vesting arrangement or to other property issued by the Company or its Subsidiary to any of its employees, non-employee directors, consultants or other service providers. No payment to any Company Securityholder of any portion of the Aggregate Consideration payable pursuant to Section 1.4(a)(i) will result in compensation or other income to any Company Securityholder with respect to which Acquirer or the Company or its Subsidiary would be required to deduct or withhold any Taxes pursuant to U.S. Tax law.

(x) Schedule 2.12(x) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or its Subsidiary is a party. Each such nonqualified deferred compensation plan to which the Company or its Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. The Company and its Subsidiary are under no obligation to gross up any Taxes under Section 409A of the Code.

(y) The per share exercise price of all Company Options granted to any Person who is obligated to pay Taxes to U.S Tax Authorities under U.S. Tax law is and has at all times been at least equal to the fair market value of the Company Shares on the date such Company Options were granted (within the meaning of Treasury Regulation 1.409A-1(b)(5)(vi)(B)), and neither the Company nor its Subsidiary has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A 1(b)(5)(iii)) with respect to the grantor thereof. All Company Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Company’s Board of Directors or an appropriate committee thereof as of the applicable date of grant. No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively, in any case, in contravention of any Applicable Law.

(z) Except as set forth on Schedule 2.12(z) of the Company Disclosure Letter, to the Company’s and its Subsidiary’s knowledge, no independent contractor was or will be considered as an employee of the Company or its Subsidiary by an applicable Tax Authority.

(aa) Except as set forth on Schedule 2.12(aa) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or its Subsidiary that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Neither the Company nor its Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

Notwithstanding anything herein to the contrary, neither the Company nor its Subsidiary makes any representation or warranty with respect to the amount or availability of any net operating loss, Tax credits or similar Tax attributes of the Company or the Subsidiary in any Taxable period beginning after the Closing Date or in any Straddle Period and the Indemnifying Parties shall not be liable for any reduction of or inability to utilize the same following the Closing

2.13 Employee Benefit Plans and Employee Matters.

(a) Employee List. Schedule 2.13(a) of the Company Disclosure Letter contains a list of all Company Employees as of the Agreement Date, and correctly reflects for each such Company Employee: (i) name; (ii) date of hire; (iii) position; (iv) full-time or part-time status; (v) classification as either exempt or non-exempt for wage and hour purposes under any Applicable Law; (vi)  monthly base salary or hourly wage rate, as applicable; (vii) any visa or work permit status and the date of expiration, if applicable; (viii) employment location (country and state); (ix) (A) for each Company Employee located in the United States, the average scheduled hours per week, and (B) for each Company Employee located outside of the United States, the average scheduled hours per month during the three months preceding the month of this Agreement; (x) bonus eligibility; (xi) commission eligibility; (xii) vacation entitlement and accrued but unused vacation or paid time-off balance; and (xiii) any other material compensation payable to them including, without limitation, housing allowances, compensation payable pursuant to any bonus or incentive compensation plan, agreement or arrangement, deferred compensation or commission plans, agreements or arrangements, overtime payment, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law – 5723-1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary), and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work. as known to the Company, if any) and notice period entitlement; and (xiv) any promises or commitments made to any of the Company Employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits listed in Schedule 2.13(a) of the Company Disclosure Letter.

(b) The Company and its Subsidiary are and have been in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, harassment, terms and conditions of employment, employee benefits, pay equity, pay transparency, restrictive covenants, worker classification (including the proper classification of workers as independent contractors and consultants, and the proper classification of employees as exempt or non-exempt for purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws), engagement of Company independent contractors (including catering, security and cleaning services), wages, pay slips, working hours, overtime and overtime payments, wages and hours including payment of minimum wage, meal and rest breaks, rest days, workplace safety and health, employee leave, social benefits contributions, unemployment compensation, workers’ compensation, affirmative action, termination and severance payment, engaging employees through service providers (including manpower employees and outsourcing employees), and occupational safety and health and employment practices, work authorization and immigration. Other than as listed in Schedule 2.13(b) of the Company Disclosure Letter, (i) all Company Employees have signed an employment agreement substantially in the form delivered or made available to Acquirer with no deviations in any material respect; (ii) Company Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions (other than their salary and overtime payments); (iii) no Person has accepted an offer of employment made by the Company or its Subsidiary but has not yet commenced employment; (iv) there are no outstanding offers of employment made by the Company or its Subsidiary to any Persons; and (v) no officer, director or other key employee of the Company or its Subsidiary was terminated or dismissed in the twelve (12) months preceding to the Agreement Date nor, to the knowledge of the Company, has any officer, director or other key employee, or group of employees, expressed any plans to terminate his, her or its employment with the Company. The Company is not a United States government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment.

(c) Schedule 2.13(c) of the Company Disclosure Letter contains a list of all the Company’s current consultants, freelancers, independent contractors, or other agents who provide services to the Company and are classified by the Company as other than employees, or compensated other than through wages paid by the Company through the Company’s payroll (for the avoidance of any doubt, not including legal, financial or tax advisors who provide such advisory services through a corporate entity) (“Contingent Workers”) and, for each, location (country), average hours worked per month (as known by the Company), the rate(s) of compensation, the initial date of engagement, and the amount of notice required prior to termination of such engagement. All such current Contingent Workers are properly classified as such and would not reasonably be expected to be reclassified by any Governmental Entity as employees of the Company or its Subsidiary, for any purpose whatsoever, and all such Person’s agreements contain provisions which state that no employer-employee relations exist between such Persons and the Company. To the extent material, all current and former Contingent Workers have received all rights and benefits, if any, to which they are and were entitled to according to any Applicable Law or Contract with the Company. The Company does not engage any personnel through manpower agencies. The Company does not have temporary employees or leased employees. The Company’s engagements with Contingent Workers to which the Israeli Law for Strengthening the Enforcement of Labor Laws 5771- 2011 applies, are in full compliance with the law.

(d) Schedule 2.13(d) of the Company Disclosure Letter contains a list, with respect to the Company and its Subsidiary, (i)  each loan to an employee that is currently outstanding, (ii) all share option, share purchase, phantom share, share appreciation right, restricted share unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including commission and cash incentive plans), programs or arrangements other than any statutory plans, (iv) all other fringe or employee benefit plans, programs or arrangements and (v) all employment, individual consulting, retention, change of control or compensation, relocation, repatriation, expatriation or severance agreements, written or otherwise (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans” ).

(e) Each Employee Benefit Plan has been established, maintained, administered, operated and funded in accordance with its terms and in compliance with all applicable requirements of all Applicable Law. Each of the Company or its Subsidiary is and has been in compliance in all material respects with all Laws with respect to employee benefits. Except as could not reasonably result, individually or in the aggregate, in any material liability to the Company or its Subsidiary (i) all contributions, premiums and other payments due from the Company or its Subsidiary (or with respect to) each Employee Benefit Plan for periods ending prior to the date hereof have been timely paid in accordance with the terms of such Employee Benefit Plan and all Applicable Laws, or, if not yet due, have been accrued as a liability on the Company Balance Sheet in accordance with, and to the extent required by, GAAP; and (ii) all returns, reports, notices, statements and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Entity or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner and were complete and accurate in all material respects when filed or distributed.

(f) No claim (other than routine claims for benefits) or action is pending or, to the Company’s Knowledge, threatened with respect to (or against the assets of) any Employee Benefit Plan. No Employee Benefit Plan is (since the inception of the Company has been) the subject of any audit, investigation, examination or other action by any Governmental Entity or a participant in any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity, and, to the Company’s Knowledge, no such audit, investigation, examination or other action is contemplated or under consideration by any Governmental Entity.

(g) Neither the Company nor its Subsidiary have received written notice of complaints, charges or claims against the Company or its Subsidiary and, to the knowledge of the Company, no such complaints, charges or claims are threatened in writing, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or its Subsidiary, of any individual.

(h) No Company Employee Plan provides for any tax “gross-up” or similar “make-whole” payments.

(i) Neither the Company nor its Subsidiary is, nor ever has been, engaged in any unfair labor practice. Other than as listed in Schedule 2.13(i), neither the Company nor its Subsidiary is liable for any arrears of wages, compensation, contribution to social and pension benefits, Taxes, penalties or other sums for failure to comply with the foregoing (other than routine payments to be made in the normal course of business and consistent with past practice). Other than as listed in Schedule 2.13(i), neither the Company nor its Subsidiary are delinquent in any payments to any employees or Contingent Workers for any wages, salaries, commissions, bonuses, fees, benefits and other compensation due to or on behalf of such employees or Contingent Workers or amounts required to be reimbursed to such employees or Contingent Workers. Other than as listed in Schedule 2.13(i), neither the Company nor its Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against the Company or its Subsidiary under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or its Subsidiary and any of their respective employees or Contingent Workers, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. Currently and since the Court Approval Date, the Acquired Companies are not, and have not been involved in, any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or internal or external investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices). No employee or Contingent Worker is eligible to earn commission, incentive compensation, or other post-employment or post-engagement compensation payments after the end of their employment or engagement with the Company or its Subsidiary.

(j) The Company for itself and for its Subsidiary has provided to Acquirer true, correct and complete copies of each of the following: (i) all current forms of offer letters, (ii) all current forms of employment agreements and severance agreements, (iii) all current forms of services agreements with Contingent Workers and/or advisory board members, (iv) all current forms of confidentiality, non-competition or inventions agreements between employees or Contingent Workers and, on the other hand, the Company or its Subsidiary, (v) the most current management organization chart(s), (vi) all current forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to Company Employees.

(k) Neither the Company nor its Subsidiary is and has not at any time been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract. No collective bargaining agreement, works council arrangement or other labor union Contract is being negotiated by the Company or its Subsidiary and neither the Company nor its Subsidiary has any duty to bargain with any labor organization or other person purporting to act as exclusive bargaining representative of any employees or Contingent Workers. Other than as listed in Schedule 2.13(k), the Company is not and no Company Employee benefits from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel, and there are no labor organizations representing, and to the knowledge of the Company there are no labor organizations purporting to represent or seeking to represent any Company Employees. To the knowledge of the Company, there are no, and have not been, activities or proceedings of any labor union or to organize their respective employees. There is no, and there has not been any, labor dispute, strike, lockout, work stoppage, or any concerted interference with normal operations against the Company or its Subsidiary pending or, to the knowledge of the Company, threatened against, affecting, or that may interfere with the conduct of the Business. The Company and its Subsidiary are not and have never been a member of any employers’ association or organization. Other than as listed in Schedule 2.13(k), the Acquired Companies have never paid, been required to pay nor been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. To the knowledge of the Company there is no charge or complaint against the Company or its Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. The Acquired Companies do not have unsatisfied obligations of any nature to any of their former employees or Contingent Workers.

(l) To the knowledge of the Company, no Company Employee is in violation of any term of any employment agreement, confidentiality agreement, non-competition agreement, any restrictive covenant or any other agreement or obligation to a former employer or other third party relating to the right of any such employee to be employed by the Company or its Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no Contingent Worker of the Company or its Subsidiary is in violation of any term of any confidentiality agreement, non-competition agreement, any restrictive covenant or any other agreement or obligation to a former employer or other third party relating to the right of any such Contingent Worker to be providing services to the Company or its Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.13(l)(i) of the Company Disclosure Letter, the employment of each of the employees of the Subsidiary is “at will” and the employment of each of the employees of the Company can be terminated by the Company upon a one month notice without giving rise to any claim for damages or any form of compensation (except for the redemption of entitlements accrued pursuant to Israeli Applicable Law). Except as set forth on Schedule 2.13(l)(ii) of the Company Disclosure Letter no employee in the United States is subject to any employment Contract with the Company or its Subsidiary, whether oral or written. Except as set forth on Schedule 2.13(l)(iii) of the Company Disclosure Letter, neither the Company nor its Subsidiary has any obligation to provide a period of notice prior to terminating the employment or engagement of their respective employees or Contingent Workers, as applicable, which is longer than thirty (30) days. Except as set forth on Schedule 2.13(l), as of the Agreement Date, neither the Company nor its Subsidiary, and to the knowledge of the Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to, or to continue to employ or engage without the ability to terminate, any present or former employee or Contingent Worker of the Company any or its Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or Contingent Worker of the Company or its Subsidiary of any terms or conditions of employment with Acquirer following the Closing.

(m) To the knowledge of the Company, no Company Employee has received or accepted an offer to join a business or has active plans to engage in business activities that may be deemed to be competitive with the Business.

(n) To the knowledge of the Company, the Acquired Companies do not currently engage and have never engaged any employee or Contingent Worker, whose employment or engagement requires special licenses or permits.

(o) There are no formal performance improvement plans or disciplinary actions contemplated or pending against any of the Company’s or its Subsidiary’s Employees. No claims or allegations have been made, either internally or externally, against the Company or its Subsidiary, or, to the knowledge of the Company, any Employee or Contingent Worker thereof, for discrimination, sexual or other harassment, or retaliation, nor are any such claims threatened in writing, pending, or, to the knowledge of the Company, threatened verbally. To the knowledge of the Company, there are no facts that could reasonably be expected to give rise to a claim of sexual harassment or other discriminatory harassment against or involving the Company, its Subsidiary, or any employee, director or Contingent Worker of the Company or its Subsidiary. The Company and its Subsidiary have maintained policies prohibiting sexual harassment and all other forms of discriminatory harassment, and (iii) providing complaint and investigation procedures with respect to (i), all if required by applicable law. Any and all such policies have conformed with applicable legal requirements, including, as applicable, with respect to Contingent Workers. The Company and its Subsidiary have complied with any applicable legal requirements with respect to training concerning prevention of sexual harassment.

(p) Except as set forth on Schedule 2.13(p), none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto could, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance (other than the payment of statutory severance pay or termination related benefits when it is required under Israeli Law), unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former Employee, director, or Contingent Worker, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Employee, director, or Contingent Worker, (iii) result in the acceleration of the time of payment, vesting or funding or delivery of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or its Subsidiary to any Person. No amount paid or payable by the Company or its Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or its Subsidiary by reason of Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(q) Without derogating from any of the above representations, the Company’s liability towards Israeli Company Employees regarding severance pay, accrued vacation and contributions to all Company Employee Plans with respect to Israeli employees are fully funded or if not required by any source to be funded are accrued on the Company’s financial statements as of the date of such financial statements. Except as set forth on Schedule 2.13(q), Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all current employees of the Company or its Subsidiary who reside in Israel based on their full salaries and from their commencement date of employment. Upon the termination of employment of Israeli Company Employees, the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with the Section 14 Arrangement. All amounts that the Company is legally or contractually required to either (i) deduct from its employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Employee Plan or (ii) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Entity as required by any Applicable Law have in either case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

2.14 Interested-Party Transactions.

Except as set forth on Schedule 2.14, none of the officers and directors of the Company or its Subsidiary and, to the knowledge of the Company, none of the Company Shareholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or its Subsidiary (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly has personal interest in, any Contract to which the Company or its Subsidiary are a party or by which the Company or its Subsidiary or any of their respective assets are bound, except for bona fide compensation for services as an officer, director or employee thereof or related D&O insurance, indemnification and exemption agreements or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Shareholders under Applicable Law.

2.15 Insurance.

The Company and its Subsidiary maintain the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire, cybersecurity and general liability insurance. Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and all material claims made under such policies and bonds since inception. The Company has provided to Acquirer true, correct and complete copies of all material details of such policies of insurance and bonds issued at the request or for the benefit of the Company and its Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and its Subsidiary are otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, any of such policies or bonds.

2.16 Books and Records.

The Company has provided to Acquirer true, correct and complete copies of each document that has been requested by Acquirer in connection with their legal and accounting review of the Company and its Subsidiary (other than any such document that does not exist or is not in the Company’s or its Subsidiary’s possession or subject to its control). There has not been any material violation of any of the provisions of the Charter Documents, including all amendments thereto, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company Shareholders or the Board. The books, records and accounts of the Company and its Subsidiary (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and its Subsidiary and (D) accurately and fairly reflect the basis for the Financial Statements.

2.17 Material Contracts.

(a) Schedules 2.17(a)(i) through (xxv) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or its Subsidiary is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”):

(i) any Contract with a (A) Significant Customer/Distributor or (B) Significant Supplier;

(ii) any Contract providing for payments by or to the Company or its Subsidiary (or under which the Company or its Subsidiary has made or received such payments) in an aggregate annual amount of $250,000 or more;

(iii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third-parties advertise on any websites operated by the Company;

(iv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or its Subsidiary of royalties to any other Person;

(v) any (i) separation agreement, (ii) severance agreement or (iii) other Contract, in each case of (i), (ii) and (iii), providing for the payment of compensation or benefits upon or in connection with this Agreement (other than the Employment Agreements, payments made under the Management Carve-out Plan or under this Agreement) with any current or former Employees or Contingent Workers under which the Company or its Subsidiary has any actual or potential Liability;

(vi) any Contract for or relating to the employment or service of any director, officer, or Company Shareholder of more than 5% of the total shares of Company Shares or any other type of Contract with any of the Company’s or the Company’s Subsidiary’s officers, or Company Shareholder of more than 5% of the total shares of Company Shares, as the case may be;

(vii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Intellectual Property or Company Data; (B) that limits or would limit the freedom of the Company or its Subsidiary or any of their respective successors or assigns or their respective Affiliates to (I) engage or participate with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to grant by the Company or its Subsidiary of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services; or (C) containing any “take or pay,” minimum commitments or similar provisions;

(viii) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or its Subsidiary or, in each case, the assets of the Company or its Subsidiary or otherwise seeking to influence or exercise control over the Company or its Subsidiary;

(ix) other than Contracts for Off-the-Shelf Software, all licenses, sublicenses and other Contracts to which the Company or its Subsidiary is a party and pursuant to which the Company or its Subsidiary acquired or is authorized to use any Third-Party Intellectual Property;

(x) any license, sublicense or other Contract to which the Company or its Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property, other than any Contract entered into in substantial conformance with the Company’s or its Subsidiary’s standard form of agreement, a copy of which has been provided to Acquirer;

(xi) any license, sublicense or other Contract pursuant to which the Company or its Subsidiary has agreed to any restriction on the right of the Company or its Subsidiary to use or enforce any Company-Owned Intellectual Property rights or pursuant to which the Company or its Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property rights;

(xii) any Contracts relating to the membership of, or participation by, the Company or its Subsidiary in, or the affiliation of the Company or its Subsidiary with, any industry standards group or association;

(xiii) any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or its Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or its Subsidiary’s standard form of agreement, copies of which have been provided to Acquirer);

(xiv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or its Subsidiary in the ordinary course of business consistent with past practice;

(xv) any Contract to license or authorize any third party to manufacture, reproduce or license any of the Company Products or Company Intellectual Property;

(xvi) any settlement agreement with respect to any Legal Proceeding entered into since the Court Approval Date, including any threatened Legal Proceeding threatened;

(xvii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or the other Transactions, either alone or in combination with any other event;

(xviii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Shares or any other securities of the Company or its Subsidiary or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(c) of the Company Disclosure Letter, other than the Company Option Plan and Contracts providing for Equity Interests thereunder;

(xix) any Contract with any labor union or other labor organization or any collective bargaining agreement or similar Contract with its Employees or other person purporting to act as exclusive bargaining representative of any employees or Contingent Workers;

(xx) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxi) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxii) any Contract for capital expenditures in excess of $250,000 in the aggregate on an annual basis;

(xxiii) any Contract pursuant to which the Company or its Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(xxiv) any Contract pursuant to which the Company or its Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and

(xxv) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor or higher-tier government subcontractor (in their capacity as such), including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b) All Material Contracts are in written form. Each of the Company and its Subsidiary has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no material default or event of default or event, occurrence, condition or act, with respect to either the Company or its Subsidiary or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or its Subsidiary under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor its Subsidiary has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor its Subsidiary has any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been provided to Acquirer at least three (3) Business Days prior to the Agreement Date.

2.18 Real Estate.

(a) Schedule 2.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Leases and any guaranties with respect thereto to which the Company is bound, setting forth for each such Lease, the name of the landlord, the expiration date, the amount of the bank guarantee or security deposit paid by the Company for such Lease.

(b) The Company has provided to Acquirer a true and correct copy of each Lease and any guaranties with respect thereto, in each case, required to be listed in Schedule 2.18(a) of the Company Disclosure Letter. Each such Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally, and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the Company, nor, to the Company’s knowledge, the applicable landlord, sublandlord or licensor is in default under any Lease. No Lease has been cancelled, mutually terminated or to the Company’s knowledge, challenged in writing wholly or in part, and to the Company’s knowledge, such cancellation, termination or challenge has not been directly and overtly threatened neither for now nor the future and no side agreements have been made by the Company with respect to the properties subject to any Lease. The possession and quiet enjoyment by the Company of the premises which are the subject of each Lease has not been disturbed. The Company has not transferred or assigned any Lease or sublet or sub-sublet any portion of the property covered by any Leases. The Company has paid all rents, operating expenses and other additional charges in full to the extent such rents, operating expenses and charges are due and payable under each Lease.

(c) The Company does not own, and has never owned, any real property.

2.19 Accounts Receivable/Payable.

Except as set forth in Schedule 2.19 of the Company Disclosure Letter, and subject to any reserves set forth therein, the accounts receivable and accounts payable shown on the Company Balance Sheet are valid and genuine, have arisen, or arose, solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practice in each case with persons other than Affiliates, are not subject to any prior assignment, Encumbrance or security interest. Such accounts receivable are collectible in accordance with their terms at their recorded amounts. Prior to the Closing, the Company and the Subsidiary have been paying their accounts payable in the ordinary course, consistent with past practice.

2.20 Broker Fee.

Except as set forth in Schedule 2.20 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.21 Anti-Corruption Law.

(a) Neither the Company nor its Subsidiary nor, in each case, any of its Representatives (acting in their capacities as such) has, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (3) securing any improper advantage or (4) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) The Company has maintained, and has caused its Subsidiary to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with Anti-Corruption Laws, and to ensure that all books and records of the Company and its Subsidiary accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets, payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, and has made available all of such documentation to Acquirer. Neither the Company nor the Subsidiary has made any false or fictitious entries in the books and records of the Company and its Subsidiary relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, or has established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor its Subsidiary nor, in each case, any of its Representatives (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.22 Environmental, Health and Safety Matters.

(a) Each of the Company and its Subsidiary is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or tangible assets or properties. There are no pending, or to the knowledge of the Company or its Subsidiary, any threatened allegations by any Person that the properties or tangible assets of the Company or its Subsidiary are not, or in each case that its or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor its Subsidiary has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or its Subsidiary with respect to Environmental, Health and Safety Requirements.

(b) The Company have all material licenses, permits, certificates, approvals, registrations, franchises, variances, exemptions, orders and other governmental authorizations, consents, approvals and clearances of, and have submitted all required notices to, any Governmental Entity necessary for the Company to own, lease and operate its properties or other assets and to carry on its respective business as presently conducted, with respect to the development, manufacture, distribution, use, generation, treatment, storage, transport, handling or recycling of the Company’s products or any component thereof (the “Environmental Permits”), and all such Environmental Permits are valid, and in full force and effect. The Company have fulfilled and performed in all material respects their respective obligations under each Environmental Permit, and no event has occurred that constitutes or, after written notice or lapse of time or both, would constitute a material breach or default under any Environmental Permit or that permits or, after written notice or lapse of time or both, would result in revocation or termination of any Environmental Permit, or that might adversely affect in any material respect the rights of the Company under any Environmental Permit.

2.23 Export Control Laws. Each of the Company and its Subsidiary has at all times been in compliance with and conducted its export transactions in accordance with, all applicable Israeli import/export control laws and Israeli Laws which restrict or prohibit the carrying on of business with individuals, corporations or countries, and other Israeli Laws regulating the development, commercialization, transfer, provision, import or export of technology or services, including without limitation, the Israeli Control of Products and Services Order (Engagement in Encryption), 1974, as amended, the Israeli Defense Export Control Law, 2007, the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974 (the “Encryption Order”), the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, the Israeli Trading with the Enemy Ordinance, 1939, as amended, and any regulations and orders promulgated under or related to any of the foregoing, as well as with U.S. export, reexport, transfer (in-country), import, anti-boycott, economic and trade sanctions laws, regulations, statutes, and orders, including the Export Control Reform Act and Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations, and the economic and trade sanctions regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and all other Applicable Laws, regulations, statutes, and orders in other countries in which the Company or its Subsidiary conducts business (collectively, “Trade Laws”). Without limiting the foregoing: (i) each of the Company and its Subsidiary has obtained, or is otherwise qualified to rely upon, and has at all times been in compliance with, all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals, wherever located (collectively, “Trade Approvals”), (ii) there are no pending or, to the knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosures or other claims against the Company or its Subsidiary, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any future claims, with respect to Trade Laws or Trade Approvals and (iii) no Trade Approvals for the transfer of export or import licenses to Acquirer, its Affiliates or the Company are required, except for such Trade Approvals can be obtained expeditiously without material cost. Schedule 2.23 of the of the Company Disclosure Letter identified each Trade Approvals received by the Company. The Company does not use or develop, or engage in, encryption technology, technology with military applications, or other technology in a manner that is restricted under Israeli Law, and no Company business and/or operation requires the Company to obtain a license from the Israeli Ministry of Defense (“IMOD”) or Israeli Ministry of Economy or an authorized body thereof, including without limitation pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended, the Law of Regulation of Security Exports, 5767-2007, or under any other legislation regulating the development, commercialization or export of technology under any Applicable Law. The Company has not developed any of its own encryption means and the Company’s or the Subsidiary’s products, services or technology do not contain any encryption means developed by the Company.

2.24 Customers and Distributors. The Company and its Subsidiary do not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year that ended December 31, 2024 or the nine months ended on September 30, 2025, was one of ten (10) largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer/Distributor”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer/Distributor with respect to any Company Products. Each Significant Customer/Distributor is listed on Schedule 2.24 of the Company Disclosure Letter. Neither the Company nor its Subsidiary has received any information from any Significant Customer/Distributor that such Significant Customer/Distributor shall not continue as a customer of the Company and/or its Subsidiary, as applicable (or Acquirer) after the Closing or that such Significant Customer/Distributor intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiary, as applicable (or Acquirer). Neither the Company nor its Subsidiary has had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company and/or its Subsidiary, as applicable.

2.25 Suppliers. The Company and its Subsidiary do not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2024 or the nine months ended September 30, 2025, was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiary, based on the aggregate amounts paid or payable with respect to such periods or (ii) material to the operation of the Business (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company or its Subsidiary with respect to any Significant Supplier and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company or its Subsidiary. Each Significant Supplier is listed on Schedule 2.25 of the Company Disclosure Letter. Neither the Company nor its Subsidiary has received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or its Subsidiary, as applicable (or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiary, as applicable (or Acquirer). The Company and its Subsidiary have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company or its Subsidiary, as applicable, will not continue to have such access on commercially reasonable terms.

2.26 Accuracy of Information; Disclosure. Neither this Agreement nor any schedule, statement, or certificate furnished by or on behalf of the Company or any Company Shareholder to Acquirer in connection with this Agreement or any of the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

Article III
Representations and Warranties of the Company Securityholders

Each Company Securityholder, severally and not jointly with the other Company Securityholders, represents and warrants to Acquirer in respect of itself, as follows:

3.1 Organization, Power and Capacity.

If such Company Securityholder is not a natural Person, such Company Securityholder represents and warrants that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent such concept applies in such jurisdiction) and possesses all requisite corporate power and authority to carry out the Transactions that are required to be carried out by such Company Securityholder. If such Company Securityholder is a natural Person, such Company Securityholder possesses all requisite capacity necessary to carry out the Transactions that are required to be carried out by such Company Securityholder.

3.2 Enforceability; Non-Contravention.

(a) This Agreement has been duly executed and delivered by such Company Securityholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Company Securityholder enforceable against such Company Securityholder in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance by such Company Securityholder of this Agreement, or its otherwise being bound by it, does not, and the consummation of the Transactions will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, or result in the creation of any Encumbrance upon the Company Shares or Company Options pursuant to (i) any Contract or Order to which the Company Securityholder is subject or (ii) any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Securityholder’s ability to consummate the Share Purchase or to perform its obligations under this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by such Company Securityholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

3.3 Title to Securities. Such Company Securityholder owns of record and beneficially the Company Shares and/or Company Options as set forth opposite their name on Schedule 2.2(a) of the Company Disclosure Letter, and has good and valid title to such Company Shares and/or Company Options, free and clear of all Encumbrances (except for those set forth in the Charter Documents) and, at Closing, shall deliver to Acquirer good and valid title to such Company Shares and Company Options, free and clear of all Encumbrances and Taxes. Such Company Securityholder does not own, and does not have the right to acquire, directly or indirectly, any other Company Shares and/or Company Options, except as set forth in Schedule 2.2(a) of the Company Disclosure Letter. Such Company Securityholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Securityholder to sell, transfer, or otherwise dispose of any Company Shares and/or Company Options (other than this Agreement). Such Company Securityholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company, except for proxies granted by holders of Equity Interests granted under the Company Option Plan or as set forth on the Company Disclosure Letter.

3.4 Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of such Company Securityholder, threatened against such Company Securityholder that seek to restrain or enjoin the consummation of the Transactions.

3.5 Solvency. Such Company Securityholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company Securityholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by such Company Securityholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Securityholder. For the avoidance of doubt, any English term used in this clause 3.5 shall be interpreted in accordance with its Luxembourg equivalent to the extent it relates to the Shareholder’s Agent.

3.6 Broker Fee.

No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from such Company Securityholder in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

3.7 Withholding Information.

All information provided, or to be provided, to Acquirer, the Paying Agent or to the ITA, by or on behalf of any Company Securityholder for purposes of enabling Acquirer, the Paying Agent or the ITA to determine the amount of Tax to be deducted and withheld, if any, from the consideration payable to such Company Securityholder pursuant to this Agreement and for the ITA to issue a Valid Tax Certificate is and will be fully true, correct and complete when provided and provides full disclosure of all the relevant facts relating to such Company Securityholder.

3.8 Investor Questionnaires. The Investor Questionnaire provided to Acquirer by or on behalf of such Company Securityholder and all information contained therein is fully true, correct and complete including without limitation the following:

(a) Such Person is receiving Acquirer Common Stock for investment solely for such Person’s own account and not with a view to or for sale in connection with any distribution thereof in violation of any Applicable Law, including without limitation, any federal securities laws, state securities laws or this Agreement.

(b) At the time such Person was offered the Acquirer Common Stock, such Person had, and as of the date hereof, has, such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the acquisition of Acquirer Common Stock, and in each case has consulted with counsel and other advisors prior to entering into this Agreement.

(c) Such Person has had an opportunity to ask questions and receive answers concerning the capitalization of Acquirer, the terms of this Agreement and the financial condition and operations of Acquirer and its subsidiaries.

(d) Such Person shall confirm whether such Person is either an Accredited Investor or is not a U.S. Person (as defined in Regulation S. under the Securities Act).

(e) Such Person understands that that the issuance of Acquirer Common Stock has not been registered under the Securities Act and as a result must be held indefinitely unless the resale thereof is registered under the Securities Act or an exemption from such registration is available but that the Acquirer Common Stock shall be registered for resale in accordance with the Registration Rights Agreement.

Article IV
Representations and Warranties of Acquirer

Acquirer represents and warrants to the Company as follows:

4.1 Organization and Standing. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Acquirer is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2 Authority; Non-Contravention. Acquirer has all requisite corporate power and authority to enter into this Agreement and any other Transaction Document to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents by Acquirer and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer, and no other corporate proceedings on the part of Acquirer are necessary for it to authorize this Agreement or to consummate the Transactions and the other transactions contemplated hereby. This Agreement and the other Transaction Documents have been duly executed and delivered by Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer, enforceable against Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 Consents and Approvals; No Violations. Except as set forth on Schedule 4.3, the execution and delivery by Acquirer of this Agreement and each other instrument to be executed and delivered by it hereunder, the performance by Acquirer of its obligations hereunder and thereunder and the consummation by Acquirer of the transactions contemplated hereby and thereby, do not and will not, with or without the giving of notice or the lapse of time or both (i) violate, conflict with or result in a breach of or default by the Acquirer under any provision of its organizational documents or of any Contract to which Acquirer is a party or by which it or any of its assets or properties, are bound, (ii) require Acquirer to obtain any consent, approval or action of, make any filing with, or give any notice to, any Person, including any consent, license, permit, grant or other authorization of any Governmental Entity, other than (i) the filings required pursuant to this Agreement; (ii) the filing with the SEC of a Current Report on Form 8-K, (iii) the application(s) to the NASDAQ for the listing of the Base Stock Consideration Payment for trading thereon in the time and manner required thereby, (iv) obtaining the approval of the Acquirer’s stockholders for an amendment to the Acquirer’s charter for purposes of increasing the authorized amount of Acquirer Common Stock (the “Acquirer Stockholder Approval”), and (v) the filing with the SEC of a Prosupp in accordance with the Registration Rights Agreement, provided, however, that the foregoing subsections (iv) and (v) shall not derogate in any manner from Acquirer’s obligation to make payments by way of Substitute Cash Consideration hereunder if and to the extent applicable in the event that any payment by way of Base Stock Consideration Payment in unavailable or that the Acquirer Shares issued under any such Base Stock Consideration Payment are not freely tradeable immediately after such issuance in accordance with the Registration Rights Agreement; (vi) to Acquirer’s knowledge, contravene any law or judgment applicable to Acquirer or any of Acquirer’s assets or properties, or (iv) violate, conflict with, result in a breach of or default by Acquirer (or give rise to any right of termination, cancellation, payment or acceleration) under any provision of any Contract to which Acquirer is a party or by which it or any of Acquirer’s assets or properties, are bound.

4.4 Issuance of the Base Stock Consideration; Registration. The Base Stock Consideration Payment due and issued on each of the Closing Date, the Second Payment Date, the Third Payment Date and the Fourth Payment Date, if and when issued, will be duly authorized, validly issued, fully paid and nonassessable, and a Prosupp shall be filed concurrently with such issuances in accordance with the Registration Rights Agreement. Such Acquirer Common Stock, if and when issued, in reliance upon a Prosupp filed concurrently with such issuance, will be free from any pre-emptive rights or other restrictions on transfer (including any restriction against pledging or hedging transactions) other than those imposed under this Agreement, applicable federal and state securities laws and any liens or encumbrances imposed on a shareholder of Acquirer. Assuming the accuracy of the representations of the Sellers in Article 3 of this Agreement, the Acquirer Common Stock will be issued in compliance with all applicable federal and state securities laws.

4.5 Listing and Maintenance Requirements. Acquirer is in compliance with the provisions of the rules and regulations promulgated by NASDAQ and/or any other Trading Market and has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements. There are no proceedings pending or threatened against Acquirer relating to the continued listing of the Acquirer Common Stock on NASDAQ, and Acquirer has not received any notice of, nor is there any reasonable basis for, the delisting of the Acquirer Common Stock from NASDAQ.

4.6 Litigation. There is no (a) private or governmental proceeding, suit or litigation pending or, to the Acquirer’s knowledge, threatened against the Acquirer or its Affiliates, or the transactions contemplated hereby, and (b) to the Acquirer’s knowledge, governmental inquiry or investigation pending or threatened against the Acquirer or its Affiliates, in each case, with respect to the execution, delivery or performance of this Agreement or the transactions contemplated hereby or any other agreement entered into by Acquirer in connection with the transactions contemplated hereby.

4.7 Available Funds. Acquirer shall have prior to the applicable payment date, , sufficient cash on-hand to pay the amounts required to be paid by it pursuant to the provisions set forth herein.

4.8 Broker Fee. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from Acquirer in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions..

4.10 Disclaimer of Other Representations and Warranties.

(a) Acquirer acknowledges that it and its representatives have had an opportunity to ask questions and receive answers and materials, and to discuss the Business with, and meet with, certain key officers of the Company and have been permitted access to the virtual data room provided by the Company. In addition, assuming that  all information provided by the Company and the Company Securityholders in connection with Acquiror’s diligence was true, accurate and complete, the Acquirer represents and warrants that it has conducted, to its satisfaction, a thorough and independent due diligence review of the Company and its business, and that such diligence has been sufficient for the Acquirer to make an informed decision to enter into this Agreement and consummate the Transactions.

(b) Acquirer has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective purchase of the Company Securities, and has so evaluated the merits and risks of such purchase. Acquirer is able to bear the economic risk of the purchase of the Company Securities contemplated under this Agreement.

(c) Acquirer acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, the Transaction Documents or any certificates delivered by the Company or any Company Securityholder pursuant to this Agreement and any other Transaction Document to which the Company or any Company Securityholder is party, neither the Company nor any of the Company Securityholders has made any representations or warranties whatsoever relating to the Company Securityholders, the Company or the Company’s Subsidiaries in connection with the transactions contemplated hereby.

Nothing in this Section 4.10 shall derogate from the representations and warranties of the Company and the Company Securityholders contained in Articles II and III hereof (or the obligation to indemnify the Acquirer Indemnified Person for breach of such representations and warranties pursuant to Article IX or any other Transaction Document) or the ability of Acquirer to rely on such warranties and representations or to recover Losses in respect of such representations and warranties pursuant to Section 9.

Article V
Conduct Prior to the Closing

5.1 Conduct of the Business of the Company.

During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall and shall cause its Subsidiary to, except as Acquirer shall otherwise consent:

(a) conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b) promptly notify Acquirer of any material event or occurrence that constitutes a Material Adverse Effect;

(c) promptly notify Acquirer of any change in the Company’s capitalization, other than with respect to the vesting of any Company Options in the ordinary course of business;

(d) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing; and

(e) assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall use commercially reasonable efforts to give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms.

5.2 Restrictions on Conduct of the Business of the Company.

Without limiting the generality or effect of Section 5.1, except as specifically contemplated by this Agreement, or (ii) as expressly set forth on Schedule 5.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause each of its Subsidiaries not to, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a) Charter Documents. Cause, propose or permit any amendments to the Charter Documents or equivalent organizational or governing documents of the Company’s Subsidiary other than as contemplated in the Shareholder Consent;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Distributions. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, or (B) other Contract requiring a novation or consent in connection with the Share Purchase or the other Transactions, (ii) terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive or materially violate any of the terms of any of its Material Contracts or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company or its Subsidiary (or any of their respective Affiliates) in any material respect, (B) materially impair the ability of the Company or its Subsidiary or the Shareholders’ Agent to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Share Purchase and the other Transactions;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests;

(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any Contingent Workers, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company or its Subsidiary, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, or Contingent Worker, (iv) enter into or negotiate any Contract or collective bargaining agreement with a labor union or other labor organization, works council, economic committee, union or similar body that would have the effect of making any changes in the terms and conditions of employment or pension benefits of any employees or Contingent Workers;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or its Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Company Debt;

(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property or transfer or license to any Person any rights to any Company Intellectual Property or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or its Subsidiary or any consultant or commercial partner of the Company or its Subsidiary) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding a patent, patent application or other Company Owned Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose of or permit to lapse any of its tangible or intangible assets, other than sales and nonexclusive licenses of the Company Products in the ordinary course of business consistent with past practice;

(k) Indebtedness. Incur any Company Debt or guarantee any such indebtedness;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or Company Shareholder of the Company or its Subsidiary (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company or its Subsidiary.

(p) Employee Benefit Plans; Pay Increases. (i) Adopt, terminate or amend any Company Employee Plan or other employee or compensation benefit plan, or (ii) increase the salaries, wage rates, fees, or other compensation of its employees or Contingent Workers;

(q) Lawsuits; Settlements. Commence a lawsuit or settle or agree to settle any pending or threatened lawsuit or other dispute;

(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole) or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return unless required under Applicable Law, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person whether by Contract or otherwise, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(t) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(u) Real Property. Enter into any agreement for the purchase, sale or lease, or for the extension of a current lease, of any real property;

(v) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties;

(w) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(x) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.14 of the Company Disclosure Letter;

(y) Other. Take or agree in writing or otherwise to take any of the actions described in clauses (a) through (y) in this Section 5.2.

5.3 Restrictions on Conduct of the Company Securityholder. Except as expressly set forth on Schedule 5.3 of the Company Disclosure Letter or as Acquirer shall otherwise consent, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (such period, the “Pre-Closing Period”), each Company Securityholder, on a several and not joint basis, hereby agrees, not to:

(a) Directly or indirectly, transfer, sell, exchange, pledge or otherwise dispose of or encumber any Equity Interest in the Company or enter into any agreement relating thereto;

(b) Knowingly take any action that would (i) make any warranty made by such Company Securityholder or the Company herein untrue or incorrect or (ii) reasonably be expected to have the effect of impairing the ability of such Company Securityholder or the Company to perform its, his or her obligations under this Agreement or preventing or materially delaying the consummation of any of the transactions contemplated by this Agreement or any other agreement contemplated by this Agreement.

5.4 Notices of Certain Events. Without limiting the generality of Section 5.2 and 5.3, during the Pre-Closing Period, the Company and each Company Securityholder shall promptly notify Acquirer of:

(a) any notice or other communication received thereby from any Person alleging that the consent of such Person is or may be required in connection with the Share Purchase or this Agreement;

(b) any notice or other communication received thereby from any Governmental Entity (i) delivered in connection with the Share Purchase or this Agreement, or (ii) indicating that a Company Authorization is revoked or about to be revoked or that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain would reasonably be expected to be material to the Company or to Acquirer, as the case may be; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to their respective knowledge, threatened against, relating to or involving or otherwise affecting the Company that has come to the knowledge of such Person and that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to the Agreement, and any ongoing material developments in any such actions, suits, claims, investigations or proceedings;

(d) any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement; and

(e) any event, condition, fact or circumstance not covered by clauses (a)-(c) above that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely.

Article VI

Additional Agreements

6.1  No Transactional Solicitation.

(a) During the Period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, none of the Company, its Subsidiaries and each of the Company Securityholder, will, and none of the Company, its Subsidiaries and each such Company Securityholder will authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, seek, initiate, encourage, entertain, respond to, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (ii) disclose to any person any non-public information relating to the Company in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Securityholders. Each of the Company, its Subsidiaries and Company Securityholder will, and will cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than the Company, the Acquirer and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or its Subsidiary previously provided to such Person in connection with an Acquisition Proposal.

(b) The Company and each Company Securityholder shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by it (or, to the knowledge of it, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, or (iii) any other written notice that any Person is considering making an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The sender of such notice shall keep Acquirer reasonably informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

6.2  No Public Disclosure. Each Party hereto will not disclose to any Person the existence of this Agreement and the consummation of the transactions contemplated hereunder, and any and all press releases and other widely-disseminated public disclosure by a Party hereto concerning the existence or terms of this Agreement or the transactions contemplated hereby from and after the date hereof will be subject to prior coordination with, review by and approval of the other Parties; except for (i) permitted disclosure to any of the Parties’ advisors and consultants on a need to know basis (such as accountants and legal counsels), (ii) to the extent a Party is required to make an announcement pursuant to any Applicable Law or stock exchange rule or court order, or (iii) to competent court, in order to enforce the provisions of this Agreement and/or any of the related and ancillary documents hereto; provided that in connection with (ii) and (iii), the disclosing Party provides the other party a copy of such proposed disclosure and provides the other Party a reasonable period of time to review and provide comments to such disclosure. The provisions of this Section 6.2 shall survive the termination of this Agreement or the Closing as applicable.

6.3  Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Share Purchase and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Share Purchase and the other Transactions.

6.4  Access to Information. During the Pre-Closing Period, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s and its Subsidiaries’ properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Acquirer may reasonably request and (ii) the Company and its Subsidiaries shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s and each such Subsidiary’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or its Subsidiaries has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities. Subject to compliance with Applicable Law, from the Agreement Date and during the Pre-Closing Period, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and its Subsidiaries and the general status of the ongoing operations of the Company and its Subsidiaries. No information or knowledge obtained by Acquirer or any of its Representatives during the pendency of the Transactions in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.5 Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with this Section 6.5, a spreadsheet (certified by the Company’s Chief Technology Officer) (the “Spreadsheet”) in form and substance similar to Schedule 6.5 and reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein and in this Agreement), as of immediately prior to the Closing:

(a)  the names of all Company Securityholders and their respective e-mail addresses and country and state of residence;

(b)  the number, class and series of Company Shares held by, or subject to the Company Options held by, such Persons and, in the case of outstanding shares, the respective certificate numbers;

(c)  the number of Company Shares subject to and the exercise price per share in effect for each Company Option;

(d)  the vesting status and schedule with respect to Company Options and Unvested Company Shares

(e)  for each Company Option that was early exercised, the date of such exercise and the applicable exercise price and whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Israeli Income Tax Ordinance;

(f)  the calculation of each portion of the Aggregate Consideration and the allocation thereof between all Company Securityholders, and the Pro Rata Share of each Company Securityholder;

(g)  the calculation of (i) the Company Net Working Capital (including: (A) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each element of the Company’s consolidated current assets and (C) an itemized list of each element of the Company’s consolidated total current liabilities), (ii) Company Cash, (iii) any Transaction Expenses and the Person to whom such Transaction Expense is owed, (iv) an itemized list of each item of Company Debt and the Person to whom such Company Debt is owed, and (v) the Closing Net Working Capital Adjustment;

(h)  a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

6.6  Tax Matters.

(a)  Tax Returns.

(i)  The Company shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries (taking into account all extensions properly obtained) on or prior to the Closing Date (“Company Prepared Returns”) and timely pay all Taxes shown as due on such Tax Returns. Each Company Prepared Return shall be prepared and filed in a manner consistent with past practice, unless otherwise required by law. Each Company Prepared Return shall be submitted to Acquirer for Acquirer’s review and comment, in the case of an income Tax Return, at least ten (10) days prior to the due date thereof (taking into account all extensions properly obtained) and in the case of a non-income Tax Return, as soon as is reasonably practicable prior to the due date thereof (taking into account all extensions properly obtained). The Company shall consider in good faith any reasonable comments made by Acquirer in such Company Prepared Return prior to filing.

(ii)  Acquirer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries (taking into account all extensions properly obtained) after the Closing Date for any Pre-Closing Tax Period or Straddle Period (“Acquirer Prepared Return”). Each Acquirer Prepared Return shall be submitted to the Shareholders’ Agent for the Shareholders’ Agent’s review and comment, in the case of an income Tax Return, at least ten (10) days prior to the due date thereof (taking into account all extensions properly obtained) and in the case of a non-income Tax Return, as soon as is reasonably practicable prior to the due date thereof (taking into account all extensions properly obtained). Acquirer shall consider in good faith any reasonable comments made by the Shareholders’ Agent in such Acquirer Prepared Return prior to filing. Without duplication, and to the extent that sufficient accrual for such Pre-Closing Tax amounts were not set aside by the Company or the Subsidiaries and not taken into account in calculating the Company Debt, the Company Securityholder shall pay to the Company, or cause to be paid, all Pre-Closing Tax amounts due with respect to such Tax Returns in accordance with the provisions of Articles 9.

(b)  Tax Contests. Each party shall notify each other after acquiring knowledge of any inquiry, claim, audit, assessment, proceeding or similar event with respect to any Taxes of the Company or its Subsidiaries for a Pre-Closing Tax Period (any such inquiry, claim, audit, assessment, proceeding or similar event, a “Tax Contest”). Any failure to so notify the Shareholders’ Agent or the Company Securityholders of any Tax Contest shall not relieve the Company Securityholders of any liability with respect to such Tax Contest except to the extent that such failure shall have materially prejudiced the defense of such Tax Contest. Acquirer shall control any Tax Contest and defend such Tax Contest in good faith as if it were the only party in interest; provided, however, that, with respect to any Tax Contest that would reasonably be expected to result in Pre-Closing Taxes for which the Company Securityholders are liable, (i) Acquirer shall keep the Shareholders’ Agent reasonably informed of the progress of such Tax Contest, (ii) Acquirer shall provide the Shareholders’ Agent the opportunity to participate and be involved in the defense of such Tax Contest at the Company Securityholders’ expense; and (iii) Acquirer shall not settle or compromise such Tax Contest without the Shareholders’ Agent prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed. In the event of any conflict between this Section 6.6(b) and Section 9.10, this Section 6.6(b) shall control.

(c)  Tax Cooperation. Each of Acquirer, the Shareholders’ Agent and the Company Securityholders, and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company and its Subsidiaries, the Shareholders’ Agent and the Company Securityholders agree to retain all material books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(d)  Intended Tax Treatment. The parties intend that the Share Purchase be a Taxable transaction for U.S. federal income Tax purposes, including with respect to the Aggregate Consideration and the Escrow Amount and will so treat the Share Purchase unless otherwise required by a determination within the meaning of Section 1313 of the Code. Notwithstanding the foregoing, each party hereto is relying solely on the advice of his, her or its own Tax advisors with respect to the Tax consequences of the Transactions.

(e)  Straddle Period Apportionment. In the case of any Taxes of the Company or its Subsidiaries that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date (and for such purpose, the taxable period of any partnership, other pass through entity or any non-U.S. entity owned by the Company shall be deemed to terminate at such time). Any credits or deductions relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account on a basis consistent with the assumption in clauses (i) and (ii) above.

(f)  Post-Closing Actions. Acquirer and its Affiliates (including on or after the Closing Date, the Company and its Subsidiaries) shall not, without prior consultation with the Shareholders’ Agent, (i) make, revoke, or change any Tax election or Tax accounting method or practice, (ii) file, re-file, amend or otherwise modify any Tax Return or (iii) enter into any closing agreement, initiate any voluntary disclosure process or similar process with any Governmental Entity, surrender any right to claim a refund of Taxes, or extend or waive the limitation period applicable to any Tax proceeding, in each case with respect to, or that has (or could reasonably be expected to have) a retroactive effect with respect to the Company and/or its Subsidiaries that relates to a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with Section 6.6(e)).

(g)

6.7  280G Shareholder Approval. The Company shall, concurrently with the execution of this Agreement, (a)  secure from each Person who has a right to any payments or benefits as a result of or in connection with the transactions contemplated hereby that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such Person’s rights to some or all of such payments or benefits applicable to such Person (“Waived Section 280G Payments”) so that all remaining payments or benefits applicable to such Person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (b) submit to all shareholders for approval and obtain Shareholders’ Agent signature thereon with respect to any Waived Section 280G Payments, such that such payments and benefits shall not be deemed to be “parachute payments”.

6.8  Director Resignations . Prior to the Closing, the Company shall cause each director of the Company or its Subsidiary to execute and deliver a Company D&O Resignation Letter or Subsidiary D&O Resignation Letter, effectuating his or her resignation from such position as a member of the board of directors (although not as an employee) effective as of the Closing.

6.9  Tax Rulings. The Company through its legal and accounting representatives in cooperation with Acquirer, through its legal and accounting representatives, as soon as practicable following the date of this Agreement will approach the ITA with an application for a ruling in relation to the Israeli Tax treatment of Company 102 Securities to confirm, among other things, that (A) the purchase of Company 102 Options that are In-the-Money Vested Company Options and Company 102 Shares for the applicable consideration prior to the lapse of the required holding period under Section 102 will not constitute a violation of the requirements of Section 102 provided that the applicable consideration is deposited with the Section 102 Trustee until the end of the applicable holding period, (B) any Escrow Amount and the Shareholders’ Agent Expense Amount paid with respect to Company Securities and Section 3(i) Options shall only be subject to Israeli withholding tax if and when paid out to the holders thereof and (C) Acquirer and anyone acting on its behalf, including the Paying Agent, shall be exempt from Israeli Tax withholding in relation to any payments or consideration transferred to the Section 102 Trustee in relation to Section 102 Securities and Company 3(i) Options, and shall include such additional terms as are customary to be included in such rulings (the “102 Tax Ruling"). If the 102 Tax Ruling is not granted by the Closing Date, the Company might seek to receive prior to such date an interim tax ruling confirming, among others, that Acquirer and anyone acting on its behalf (including the Paying Agent and the Escrow Agent) will be exempt from Israeli withholding Tax in relation to any payments made to the 102 Trustee with respect to Company 102 Securities and Company 3(i) Options, which interim tax ruling may be subject to customary conditions regularly associated with such an interim tax ruling (the “102 Interim Ruling”). To the extent the 102 Interim Ruling is obtained, all references herein to the 102 Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive 102 Tax Ruling is obtained. The Company and Acquirer shall keep each other updated on any written or oral submission and any discussions or meetings with the ITA relating to the 102 Tax Ruling or the 102 Interim Ruling (as applicable). For the avoidance of doubt, the Company and its legal and accounting Representatives shall not make any application to the ITA with respect to any matter relating to the 102 Tax Ruling or the 102 Interim Ruling (as applicable), without granting the Acquirer’s Israeli legal counsel the opportunity to review, comment on and approve the draft application of the 102 Tax Ruling and the 102 Interim Ruling and the final text thereof (which approval shall not be unreasonably withheld, delayed or conditioned).

6.10  Restrictive Covenants. Without derogating from, and in addition to, and without derogating from, any undertaking under the Retention and Employment Agreements or any other existing Contract, each of the Company Securityholder undertakes and agrees towards the Company and the Acquirer, effective commencing as of the Closing, as follows:

(a)  Confidentiality. To keep secret and to treat with confidentiality the Confidential Information and not to disclose any Confidential Information to any person or entity whatsoever or to use any Confidential Information for any purpose whatsoever, except for the benefit of the Company and only in performance of their duties on behalf of the Company (if applicable), provided however, that in the event that any of the Securityholder shall be legally required (by formal questioning by any Governmental Entity, or, in the written opinion of his/her/its legal counsel, by Applicable Law) to disclose any Confidential Information, such Securityholder shall immediately notify Acquirer and the Company of such request or requirement prior to disclosure so that Acquirer or the Company may seek an appropriate protective order with the reasonable assistance of such Securityholder. If such order is not timely obtained, only such portion of the Confidential Information as specifically required shall be disclosed.

(b)  Non-Compete. Each of Sagitta Holdings SARL and such Securityholders specified on Exhibit H (the “Named Securityholders”) undertakes that during the period commencing on the Closing Date and ending upon the 4th anniversary of the Closing Date (“Restricted Period”), Such Named Securityholder will not, and will cause its Affiliates not to, compete in the Company Business anywhere in the world. For the purposes of this Agreement, the term “compete” shall mean engaging or having any interest, directly or indirectly through any Affiliate, partnership, joint venture or agent (other than Acquirer or the Company), for its own account or as an owner, shareholder, operator, manager, employee, officer, director, partner, venture partner, investor, advisor, consultant or similar capacity of or to any Person.

(c)  Non-Solicitation. During the period commencing on the date hereof and ending upon expiration of the Restricted Period, each of the Named Securityholders covenants and agrees not to (and cause its Affiliates not to): (i) solicit, seek to employ or seek to retain the services of any Person who is at that time or was within the previous two (2) years providing services to the Company, as an employee, consultant or contractor, or employee of such a consultant or contractor (any such Person, a “Subject Person”), (ii) persuade, induce or attempt to persuade or induce any Subject Person to leave his/her employment or to refrain from providing services to such party or (iii) cause or authorize any Person to do any of the foregoing.

(d)  Non-Disparagement & Non-Interfere. Each of the Company Securityholders will not, and will cause such Company Securityholders’ respective Affiliates not to, directly or indirectly, make or publish any statement or communication which is false or disparaging with respect to Acquirer, the Company, their respective Affiliates or any direct or indirect shareholders, officers, directors, members, managers, employees or agents. Such Company Securityholder further agree that during the Restricted Period not to, and cause such Company Securityholder’s Affiliates not to, directly or indirectly, induce, or attempt to induce, any consultant, contractor, sub-contractor, customer, client, distributor, supplier, vendor, manufacturer, representative, agent, venturer, co-venturer or other Person transacting business with the Company to reduce or cease doing business with the Company, or in any way to interfere with the relationship between any such Person, on the one hand, and the Company, on the other hand.

(e)  Enforcement. The Parties intend that the provisions of this Section 6.10 be enforced to the fullest extent permissible under Applicable Law in each jurisdiction where enforcement may be sought, and that the unenforceability of any provision shall not impair the remainder of this Section 6.10. If any court determines that the restrictions are unreasonable, the Parties agree that such court may substitute the maximum reasonable period, scope or geographic area and revise the restrictions to cover the maximum extent permitted by law. Each of the Company Securityholders acknowledges that these restrictive covenants, including their duration, are necessary to protect the proprietary interests and legitimate business interests of the other Parties, and that the Aggregate Consideration payable to such Company Securityholder hereunder constitutes also consideration for the Company Securityholder’s obligations under this Section 6.10. The covenants and obligations of the Company Securityholders set forth in this Section 6.10 shall be construed as independent of any other provision herein and of any other agreement or arrangement among the Parties and the existence of any claim or cause of action by any Party against any other Party or any of their Affiliates, whether based on another provision of this Agreement or a separate agreement, shall not constitute a defense to the enforcement of such covenants or obligations against such Party.

6.11  Prosupp Information. The Company and the Company Securityholders shall furnish all information as may be reasonably requested by the Acquirer in connection with the preparation, filing and distribution of each Prosupp. Such information supplied or to be supplied by the Company or any Company Securityholders for inclusion in a Prosupp: (i) will comply as to form in all material respects with the provisions of Form S-3 and Rule 424(b)(7) under the Securities Act and (ii) not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading as of the date of the Prosupp and/or the date of any additional supplement thereto.

6.12  Company Financial Statements. The Company shall, and the Company Securtyholders shall cause the Company to, prior to the Closing Date: (i) initiate and make substantial progress in the process of (a) preparing the audited financial statements for the calendar year 2024 in accordance with U.S. generally accepted accounting principles in accordance with U.S. Generally Accepted Auditing Standards (U.S. GAAS) and (b) preparing the unaudited financial statements for the six months ended June 30, 2025 in accordance with U.S. GAAS; in each case, as required under applicable U.S. securities laws and regulations, including but not limited to the Securities Act and the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder by the SEC, to the Acquirer’s satisfaction (collectively, the “GAAS Financials”); and (ii) has secured the engagement of Deloitte Israel, the Company’s auditor, to support the Company in preparing, and in auditing or reviewing, as applicable, the year end GAAS Financials and reviewing the six month GAAS Financials. The Company agrees and undertakes that, on the Closing Date, the Company shall be in a position that shall allow it to finalize and conclude such GAAS Financials, including the audit or review thereof, as applicable, within a period of 60 days following the Closing Date.

6.13  Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, which Acquirer shall disclose on a Current Report on Form 8-K on or prior to the Closing Date, Acquirer covenants and agrees that neither it, nor any Person acting on its behalf, shall provide any Company Shareholder or such Company’s Shareholder’s agents or counsel with any information that constitutes, or Acquirer reasonably believes constitutes, material non-public information with respect to Acquirer, unless prior thereto such Company Shareholder shall have consented to the receipt of such information and agreed in writing with Acquirer to keep such information confidential. Acquirer understands that each Company Shareholder shall be relying on the foregoing covenant in effecting transactions in securities of Acquirer. If Acquirer delivers any material, non-public information to a Company Shareholder without such Company Shareholder’s consent, then Acquirer shall promptly file such information with the SEC pursuant to a Current Report on Form 8-K.

Article VII
Conditions to the Share Purchase

7.1  Conditions to Obligations of Each Party to Effect the Share Purchase. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing (by each of Acquirer and the Company, as applicable) at or prior to the Closing of each of the following conditions:

(a)  Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase (and not rescinded or repealed) that makes the consummation of the Share Purchase illegal.

(b)  Governmental Approvals. Acquirer and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Share Purchase and the other Transactions.

7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)  Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by them at or prior to the Closing.

(b)  Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

7.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):

(a)  Representations, Warranties and Covenants. The representations and warranties made by the Company and the Company Securityholders herein, as applicable, (i) which are Special Representations, or qualified by materiality or Material Adverse Effect, shall be true, correct and complete in all respects as of the Agreement Date and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), (ii) set forth in Article II (other than the Special Representations and other than any representations and warranties qualified by materiality or Material Adverse Effect) shall be true, correct and complete as of the Agreement Date and in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date). The Company and each of the Company Securityholder shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company and the Company Securityholder at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b), which shall be in full force and effect.

(c) Company Shareholder Consent. The Shareholder Consent shall remain in full force and effect and shall not have been revoked.

(d) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, in connection with the Share Purchase or prohibiting or limiting the consummation of the Share Purchase shall be pending or threatened.

(e)  No Legal Proceedings. No Governmental Entity or other Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with Share Purchase or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Company.

(f)  No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company and its Subsidiaries (taken as a whole). It is hereby agreed that any claim made against the Company prior to the Closing in respect of which the Special Escrow was deposited and which does not exceed the amount of the Special Escrow, shall not be regarded as a Material Adverse Effect enabling the Acquirer not to close the transaction set out herein.

(g) Section 280G Matters. The Company shall have delivered the required waivers in connection with the Waived Section 280G Payments and the 280G Shareholder Approval in form and substance acceptable to Acquirer.

(h) Shareholders’ Register. The Company shall have delivered (i) a copy of the Company’s updated shareholders’ register evidencing the holdings in the Company immediately following the Closing certified by an authorized director of the Company and attached hereto as Exhibit I and (ii) a share certificate registered in the name of Acquirer, representing ownership of one hundred percent (100%) of the Company Shares.

(i) D&O Insurance Policy. The Company shall, on or prior to the Closing Date, purchase tail insurance coverage for the D&O Indemnitees (“D&O Tail Policy”), the cost of which shall constitute a Transaction Expense, to become effective at the Closing, which shall provide the D&O Indemnitees with coverage for seven (7) years following the Closing Date for acts and omissions occurring prior to the Closing, including in connection with the Transactions, on terms not materially less favorable (including the amount of coverage) as in effect for the Company as of immediately prior to the Closing Date and reasonably satisfactory to Acquirer.

(j) Specific Closing Matters. The Closing matters set out in Schedule 7.3(j) attached hereto have been received or waived by the Acquirer.

Article VIII
Termination

8.1  Termination. At any time prior to the Closing, this Agreement may be terminated and the Share Purchase abandoned by authorized action taken by the terminating party: by mutual written consent duly authorized by Acquirer and the Company;

(a)  by Acquirer, on the one hand, or the Company, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before December 31, 2025, provided however, that to the extent that the only conditions not fulfilled are the approval(s) of any Governmental Entities, then an additional 45-day period, or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of any covenant, agreement or obligation hereunder shall have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(b)  by Acquirer, on the one hand, or the Company, on the other hand, by written notice to the other if any Order of a Governmental Entity of competent authority preventing the consummation of the Share Purchase shall have become final and non-appealable;

(c)  by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy or breach of any representation or warranty made by, or a breach of any covenant, agreement or obligation of the Company or any of the Company Securityholders herein, and such inaccuracy or breach shall not have been cured within ten (10) Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided, that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company and the Subsidiaries, taken as a whole or (iii) the Company shall have materially breached Section 5.1 or 5.2; or

(d)  by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in or breach of any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within ten (10) Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided, that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured);

8.2  Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Company, the Shareholders’ Agent or their respective officers, directors, shareholders or Affiliates; provided, that (i) Section 6.2 (Public Disclosure), this Section 8.2 (Effect of Termination), Article X (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any material breach, intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of, such party herein.

Article IX
Indemnification

9.1  Indemnification.

(a)  Subject to the limitations set forth in this Article IX, from and after the Closing, the Indemnifying Parties shall severally but not jointly, in proportion to each such Indemnifying Party’s Pro Rata Share (except that (1) any claims from the Escrow Account may be made on a several and joint basis, and (2) with respect to any breach of any representations, warranty or covenants of, or fraud by, any individual Indemnifying Party, as provided and to the extent included in the following clauses (i), (ii) and (ix), such Indemnifying Party shall severally be liable for the entire indemnification amount), indemnify and hold harmless Acquirer, the Company and their respective officers, directors, agents and employees, and each Person, if any, who controls Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, liabilities, damages, claims, fees, Taxes, interest, consequential damages to the extent they were reasonably foreseeable, punitive damages to the extent actually awarded to a third party, out-of-pocket costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Company or by such Indemnifying Party in this Agreement or in the Company Disclosure Letter (including any exhibit to or schedule thereof) or in any certificate required to be delivered by the Company to Acquirer at the Closing pursuant to any provision of this Agreement, to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (II) as of the Closing Date (if such date is later than the Agreement Date) as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii)  any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company or such Indemnifying Party herein or in any other agreements contemplated by the Transaction Documents;

(iii) any inaccuracies in the Spreadsheet;

(iv)  any claims or threatened claims by (A) any current or former holder or alleged current or former holder of any Equity Interests of the Company or its Subsidiaries (in each case, including any predecessors thereof), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Aggregate Consideration or any portion thereof, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company or its Subsidiaries (in each case, including any predecessors thereof) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests with respect to participation in such plan;

(v)  any matter that is or would be an exception to the representations and warranties made in Section 2.6 (Litigation) as of the Agreement Date or the Closing;

(vi)  disregarding any disclosures in the Company Disclosure Letter, any Pre-Closing Taxes to the extent not taken into account in calculating the Company Debt, including for the avoidance of doubt and without duplication any Tax withholding and VAT imposed in connection with (i) any Company Securities, including any Company Securities that were converted into Company Shares on or prior to the Closing, (ii) any loans made between the Company, its Shareholders and / or any of its Subsidiaries, and (iii) any capital contribution made by the Company to any of its Subsidiaries;

(vii)  Taxes imposed on any holder of Company Options and Company Shares (including interest, fines and gross-up, if any) resulting from the failure of Company Options and Company Shares which were originally intended by the Company to be granted under Section 102(b)(2) of the Israeli Income Tax Ordinance to be so qualified (unless such failure to qualify arises solely from breach of the holding period under Section 102(b)(2) of the Israeli Income Tax Ordinance by the holder of Company Options and Company Shares) and all claims, actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including reasonable legal fees and expenses) incident to the foregoing or incurred in connection with the enforcement of the rights of any Indemnified Person with respect to the forgoing;

(viii) any Company Debt or Transaction Expenses of the Acquired Companies, to the extent any such item was not taken into account in the calculation of the Final Adjustment;

(ix)  any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Party;

(x)  any Liability pursuant to indemnification undertakings granted by the Company and/or its Subsidiaries to directors or officers of the Company and its Subsidiaries in connection with the period prior to the Closing Date;

(xi)  claims by or purportedly on behalf of a Company Securityholder related to or in connection with the invalidity of the signing/execution of this Agreement;

(xii)  any claim or threatened claim by any Company Securityholder relating to any alleged action or failure to act on its behalf by the Shareholders’ Agent;

(xiii) any claim or right asserted by any Person that is not an Indemnified Person relating to any breach or alleged breach or any other matter referred to in any of clauses of Section 9.1(a) above; and

(xiv) any claim commenced or right asserted by any Indemnified Person for the purpose of enforcing any of its rights under this Article IX, to the extent successful.

(xv)  any claim in connection with the Court Approval Compliance;

(xvi) any claim in connection with any non salary compensation including bonuses to any Employee including any bonuses which are part of the Transaction Expenses, except for those set out (other than those disclosures with respect to which the Company Disclosure Letter states that such disclosures are set forth for informational purposes only) in the Company Disclosure Letter;

(xvii)  any claim in connection with use of Open Source Materials;

(b)  Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall be deemed to be made without such qualification or limitation for purposes of determining the amount of any Indemnifiable Damages, but not for determining the existence of Indemnifiable Damages.

9.2  Indemnification by Acquirer.

(a)  Subject to the other terms and conditions of this Article IX, from and after the Closing, Acquirer shall indemnify and hold harmless each of the Securityholders and their respective Affiliates (collectively, the “Securityholder Indemnified Person”) from and against, and shall compensate and reimburse each Securityholder Indemnified Person for, any and all Indemnifiable Damages, arising out of, resulting from or in connection with

(i)  any failure of any representation or warranty made by the Acquirer in this Agreement (including any exhibit to or schedule thereof) or in any certificate required to be delivered by Acquirer at the Closing pursuant to any provision of this Agreement, to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii)  Any breach of the Acquirer’s obligation to issue the Base Stock Consideration Payments on the Base Stock Consideration Payment Dates; and

(iii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by Acquirer herein or in any other agreements contemplated by the Transaction Documents.

(b)  Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall be deemed to be made without such qualification or limitation for purposes of determining the amount of any Indemnifiable Damages, but not for determining the existence of Indemnifiable Damages.

9.3  Indemnifiable Damage Threshold; Other Limitations.

(a)  Recovery from the Escrow Account shall constitute the sole and exclusive remedy for the indemnity obligations of each Indemnifying Party under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (i) of Section 9.1(a), except:

(i) in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Party, or

(ii) any failure of any of the representations and warranties made by:

(1) the Company in Section 2.1 (Organization, Standing, Power and Subsidiary), Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-Contravention), Section 2.4 (Financial Statements; No Undisclosed Liabilities); Section 2.9 (Title to, Condition and Sufficiency of the Assets), Section 2.10 (Intellectual Property) Section 2.12 (Taxes), or Section 2.20 (Broker Fees) (collectively, the “Company Special Representations”) to be true and correct, or

(2) the Company Securityholder representations contained in Section 3.1 (Organization, Power and Capacity), Section 3.2 (Enforceability; Non-Contravention) Section 3.3 (Title to Shares) and Section 3.6 (Broker Fee) (the “Securityholders Special Representations” and (1) and (2) collectively, the “Special Representations”) to be true and correct.

(b)  In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with (x) the failure of any of the Special Representations to be true and correct as aforesaid, and (y) the matters listed in Section 9.1(a) other than clauses 9.1(a)(i) ((x) and (y) collectively, “Special Claims”), Acquirer shall be entitled to seek recovery (i) from the Escrow Account and (ii) at Acquirer’s discretion or to the extent the Escrow Account or the Pro Rata Share of the Applicable Indemnifying Party in the Escrow Account, as applicable, has been exhausted or the Escrow Release Date has passed, from each Indemnifying Party for the amount of any Indemnifiable Damages resulting therefrom, subject to the limitations set forth under Section 9.3(c) below.

(c)  Except as otherwise provided in this Agreement, the total Liability recovered from an Indemnifying Party in respect of the indemnification obligations contained in Section 9.1(a) shall not exceed the Aggregate Consideration actually paid to such Indemnifying Party, except in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of (i) the Company, of which such an Indemnifying Party had actual knowledge, or (ii) such Indemnifying Party (the “Maximum Threshold”). The aggregate amount of all Indemnifiable Damages for which Acquirer may be liable for pursuant to Section 9.2 shall not exceed the Aggregate Consideration paid to the Company Shareholders.

(d)  Notwithstanding anything to the contrary contained herein, (i) no Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Company or any other Indemnified Person (based upon such Indemnifying Party’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.1(a), (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i) and (ii) of Section 9.1(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto. If an Indemnified Person’s claim under this Article IX may be properly characterized in multiple ways in accordance with this Article IX such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIX; provided that in no event shall any party be indemnified under different provisions of this Agreement more than once for the same dollar of Indemnifiable Damages.

(e)  Except for Special Claims, claims that involve fraud, intentional misrepresentation or willful misconduct and without derogating from any Indemnified Person’s entitlement to seek any equitable remedy, including a preliminary or permanent injunction or specific performance, the Indemnifying Parties shall not be liable for any Indemnifiable Damages pursuant to clause (i) of Section 9.1(a) for breaches of Company representations and warranties, until the aggregate amount of all Indemnifiable Damages paid, incurred, sustained or accrued exceeds US$500,000 (the “Basket”); provided, however, that if such aggregate amount exceeds the applicable Basket, then the Indemnified Persons shall be entitled to indemnification for the entire amount of all such Indemnifiable Damages (including the Basket amount). Acquirer shall not be liable to the Securityholder Indemnitees for indemnification until the aggregate amount of all Losses in respect of indemnification under 9.2(a) exceeds the Basket, in which event Acquirer shall be required to pay or be liable for all such Losses from the first dollar.

(f)  Each Indemnified Person shall use commercially reasonable efforts to mitigate any Indemnifiable Damages for which recovery may be sought hereunder, in accordance with the provisions of Applicable Law. All Indemnifiable Damages shall be calculated net of the amount of any recoveries actually received by an Indemnified Person or Securityholder Indemnified Person, as applicable, under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by such Indemnified Person or Securityholder Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person or Securityholder Indemnified Person; provided that no Indemnified Person or Securityholder Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.

9.4  Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (i) for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) of Section 9.1(a) (other than with respect to Special Claims) shall commence at the Closing and terminate on the Escrow Release Date, and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including, Special Claims, shall commence at the Closing and terminate at 11:59 p.m. Eastern Standard Time on the date that is 60 days following expiration of the applicable statute of limitations period (the “Maximum Liability Period”). Notwithstanding anything to the contrary contained herein, such portion of the Escrow Account as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Account until such claims for Indemnifiable Damages have been resolved or satisfied. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with fraud, intentional misrepresentation or willful misconduct shall not be limited. In addition, no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered by Acquirer to the Shareholders’ Agent on or prior to the applicable survival period for such claim shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or the Company Securityholders. The representations and warranties made by the Acquirer contained herein and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect until the first year anniversary of the Closing Date. All covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing in which case they shall survive until the expiry of the Maximum Liability Period; provided, that no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.5  Claims.

(a)  From time to time during the Claims Period, Acquirer may deliver to the Shareholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i)  stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages, if known, or an estimate thereof (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related and the basis for indemnity (by reference to the specific misrepresentation, breach of warranty, covenant or claim to which such item is related), including any supporting documentation giving rise to the claim reasonably requested by the Shareholders’ Agent pursuant to Section 9.4(c)).

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claim Certificate. All claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of the applicable Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent or the Indemnifying Parties are materially prejudiced thereby.

(c) The Indemnified Persons shall afford the Shareholders’ Agent and its designated representatives and advisors, upon the Shareholders’ Agent’s written request, such additional information, documents and material as are reasonably necessary in order to allow the Shareholders’ Agent to properly consider, evaluate and respond to the Claim Certificate; provided that Acquirer shall not be required to provide any such materials that are subject to attorney-client privilege, attorney work product protection or that are subject to confidentiality obligations or constitute confidential communications.

9.6  Resolution of Objections to Claims.

(a) If the Shareholders’ Agent does not contest by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 25-day period following receipt of the Claim Certificate, the claim or claims shall be deemed to be accepted by the Indemnifying Parties and Shareholders’ Agent (an “Uncontested Acceptance”), and, (i) if recovery was sought from the Escrow Account, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver to Acquirer an amount from the Escrow Account having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate (subject to the limitations set forth herein) and/or (ii) the Indemnifying Parties shall promptly pay to Acquirer their respective Pro Rata Shares of the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate (less any amounts paid from the Escrow Account with respect to such claim or claims).

(b) If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 25-day period set forth in Section 9.6(a), Acquirer and the Shareholders’ Agent shall attempt in good faith for 30 days after Acquirer’s receipt of such written objection (the “Resolutions Period”) to resolve such objection. If Acquirer and the Shareholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Shareholders’ Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and, if recovery was sought from the Escrow Account, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver to Acquirer an amount of cash from the Escrow Account having a total value equal to the amount set forth in such memorandum and/or (ii) the Indemnifying Parties shall promptly pay to Acquirer their respective Pro Rata Shares of the amount set forth in such memorandum (less any amounts paid from the Escrow Account with respect to such claim or claims) in accordance with the provisions of this Section 9.6(b).

(c) If no such agreement can be reached during the Resolutions Period, either Acquirer or the Shareholders’ Agent may bring a claim in connection with such disagreement in accordance with the terms of Section 10.10 to resolve the matter.

(d) The amount of any claim made by an Indemnified Person against the Escrow Account and/or an Indemnifying Party(ies) pursuant to the provisions of this Article IX shall be paid within fourteen (14) Business Days after the earliest occurrence of one of the following events: (i) an Uncontested Acceptance, (ii) a mutual agreement between the Shareholders’ Agent and Acquirer on the amount of the Indemnifiable Damages, or (iii) if the validity and amount of such claim is disputed by the Shareholders’ Agent and Acquirer, a judicial determination.

9.7  Shareholders’ Agent

(a) By executing this Agreement, each Indemnifying Party hereby appoints Sagitta Holdco SARL as the Shareholders’ Agent as of the Agreement Date for all purposes in connection with this Agreement and the agreements ancillary hereto. The Shareholders’ Agent shall be the representative, agent and attorney-in-fact for and on behalf of the Indemnifying Parties as of the Agreement Date with the power and authority to: (i) execute, as the Shareholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument ancillary hereto, (iii) review, negotiate and agree to and authorize Acquirer to reclaim funds from the Escrow Account in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX, (iv) object to (or refrain from contesting) such claims pursuant to Section 9.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, lawsuits, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by litigation, arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.4, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital, (ix) sell any and all of the Acquirer Common Stock issued to the Payment Agent, the Escrow Agent or the 102 Trustee as Base Stock Consideration Payments hereunder, for and on behalf of all the Company Securityholders, in accordance with the Trading Limitations, so as to convert such Acquirer Common Stock into cash to be distributed to the Company Securityholders in lieu of such Acquirer Common Stock so issued, (x) pay any broker fees associated with the disposition of any Acquirer Common Stock issued to any of the Securityholders hereunder, and (xi) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and for the consummation of the Transactions, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of the Shareholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 9.9. The Indemnifying Parties shall be bound by all actions taken and documents executed by the Shareholders’ Agent on their behalf, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. Any Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent (which it may do any time upon 30 days’ prior written notice to the Indemnifying Parties and the other Persons serving as the Shareholders’ Agent), then a successor may be appointed, by the Indemnifying Parties collectively having a Pro Rata Share of the Escrow Amount that is greater than 50% upon not less than ten (10) days’ prior written notice to Acquirer. If any Person serving as the Shareholders’ Agent is removed or resigns and not replaced, then the remaining Person(s) serving as the Shareholders’ Agent shall be authorized to serve as the Shareholders’ Agent in all respects. Notwithstanding the foregoing, the Shareholders’ Agent shall have no obligation to act on behalf of the Indemnifying Parties, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. The immunities and rights to indemnification set forth herein shall survive the resignation or removal of the Shareholders’ Agent and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Shareholders’ Agent.

(b) The Shareholders’ Agent (including its members, managers, directors, officers, contractors, agents, employees, affiliates and other representatives) shall not be liable to any Indemnifying Party for any act done or omitted hereunder as the Shareholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without willful misconduct. The Shareholders’ Agent shall serve as the Shareholders’ Agent without compensation; provided, that the Indemnifying Parties shall severally but not jointly indemnify the Shareholders’ Agent (including its members, managers, directors, officers, contractors, agents, employees, affiliates and other representatives) and hold them harmless against any loss, Liability or expense incurred without willful misconduct or bad faith on the part of the Shareholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Shareholders’ Agent. If not paid directly to the Shareholders’ Agent by the Indemnifying Parties (including from the Shareholders’ Agent Expense Amount), such losses, Liabilities or expenses may be recovered by the Shareholders’ Agent from the portion of the Escrow Account otherwise distributable to the Indemnifying Parties (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made in cash from the Indemnifying Parties according to their respective Pro Rata Shares of such losses, Liabilities or expenses. In no event will the Shareholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. The powers, immunities and rights to indemnification granted to the Shareholders’ Agent herein (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Escrow Account.

(c)  Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority hereunder shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Parties and shall be final, binding and conclusive upon each such Indemnifying Party and its successors as if expressly confirmed and ratified in writing by such Indemnifying Party, and all defenses which may be available to any Indemnifying Party to contest, negate or disaffirm the action of the Shareholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or any related agreements are hereby waived; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party. The Company, Acquirer and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Shareholders’ Agent. The Shareholders’ Agent shall be entitled to (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party.

9.8  Third-Party Claims(a). In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer believes in good faith may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, it shall promptly notify the Shareholders’ Agent of such Third-Party Claim and the basis for such belief, provided, however, that neither such notice nor the Shareholders’ Agent denial of such believe shall be construed as an admission by the Shareholders’ Agent of such belief. Except in relation to any Third Party Claim arising under Section 9.1(xvi) above, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the out-of-pocket costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court costs) shall be included in the Indemnifiable Damages for which Acquirer may seek indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 9.1(a), to the extent it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 9.1(a)), provided that any settlement shall be subject to the prior written consent of the Shareholders’ Agent, such consent not to be unreasonably withheld. The Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Shareholders’ Agent of Acquirer’s (and, if required, such third party’s) non-disclosure agreement to the extent that such materials contain confidential or propriety information. The Shareholders’ Agent may participate in (but not control) any Third-Party Claim or any action related to such Third-Party Claim. In the event that the Shareholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given if the aggregate amount of all Indemnifiable Damages under Article IX (including such settlement and related expenses) is less than the Basket unless the Shareholders’ Agent shall have objected within ten (10) Business Days after a written request therefor by Acquirer), or if the Shareholders’ Agent shall have been determined by a court to have unreasonably withheld, conditioned or delayed its consent, neither the Shareholders’ Agent nor any Indemnifying Party shall have any power or authority to object to any claim by or on behalf of any Indemnified Person against the Escrow Account or an Indemnifying Party for indemnity with respect to such settlement or resolution. In the event the Acquirer elects not to assume the defense of such Third-Party Claim, then the Shareholders’ Agent shall be entitled to control the defense of such Third-Party Claim and to employ separate counsel of its choice for such purpose, in which event the Shareholders’ Agent shall be deemed to agree to indemnify the Indemnified Parties in connection with such Third-Party Claim in accordance with the provisions hereof. In such event, the Shareholders’ Agent shall keep Acquirer informed of all proceedings and matters related to handling such Third Party Claim, and shall not settle such Third Party Claim without the consent of Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed) unless the entire amount of related Indemnifiable Damages is lower than the remaining Escrow Amount at such time. For the avoidance of doubt, nothing in the foregoing shall be deemed as an agreement to waive or amend any limitation on indemnification contained in this Agreement, and any indemnification with respect thereto shall be subject to the limitations contained in this Agreement. Shareholders Agent shall have the right in its sole discretion to assume and conduct the defense of and, subject to the Acquirer’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned) to settle or resolve any Third Party Claim arising under Section 9.1(xvi) above, and shall inform the Acquirer promptly of any such settlement or resolution. In such case, the Shareholders Agent shall be deemed to agree on behalf of the Securityholder to indemnify the Indemnified Parties in connection with such Third-Party Claim in accordance with the provisions hereof. The ability to assume and conduct the defense and settle in such Third Party Claim arising under Section 9.1(xvi), shall apply only if : (x) the sought relief consists of only money damages which are not in excess of the amount currently present in the Escrow Account, (y) such settlement, compromise, default or judgment includes a release by the plaintiff or claimant of the Indemnified Persons from all Liability with respect to all matters relating to such Third Party Claim, and (z) such settlement, compromise, default or judgment does not include any admission of fault or wrongdoing on the part of the Indemnified Persons. Notwithstanding the foregoing, the Shareholders Agent shall not be entitled to assume the defense of such claim: (I) if a claim involves or could reasonably be expected to involve monetary damages in excess of the limit of an Indemnifying Party’s liability hereunder or a claim for non-monetary relief; and (II) if (x) an actual conflict of interest, or actual differing defenses between the Indemnifying Parties and the Indemnified Persons exists (in the reasonable opinion of the Indemnified Persons’ counsel) in respect of any such claim, or if such claim involves Tax issues or Intellectual Property issues; or(y) a claim relates to or arises in connection with any criminal proceeding, action, indictment or allegation or investigation. The Indemnified Persons may, at their sole discretion, participate in such defense through separate counsel at their sole cost and expense.

9.9 Exclusive Remedy. Except as otherwise set forth in this Agreement, Acquirer and the Indemnified Persons agree that Indemnified Persons’ sole and exclusive remedy after the Closing with respect to any and all Indemnifiable Damages relating to this Agreement, and any and all Indemnifiable Damages with respect to any representations, warranties, covenants and agreements in this Agreement, shall be pursuant to the indemnification provisions set forth in this Article IX and/or in the other Transaction Documents (except with respect to the Retention and Employment Agreements); provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief.

9.10  Treatment of Indemnification Payments. The Indemnifying Parties, the Shareholders’ Agent and Acquirer agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

9.11  Escrow Amount Release. Within five (5) Business Days following the applicable Escrow Release Date, the Escrow Agent shall notify both the Shareholders’ Agent and the Acquirer in writing of the amount of the Escrow Funds that are to be released (net of any portion designated to satisfy any pending but unresolved or unsatisfied indemnification claims outstanding as of the Escrow Release Date, in regards to which a Claims Certificate shall have been filed with the Acquirer and the Shareholders’ Agent prior thereto)(the “Escrow Release Amount”). The Shareholders’ Agent and Acquirer shall review and approve (such approval shall not be unreasonably withheld, conditioned or delayed) such proposed release within seven (7) Business Days following receipt of such notice by delivering to the Escrow Agent a written notice executed by both parties, such execution not to be unreasonable withheld or delayed, approving for the Escrow Agent to release and distribute to the Paying Agent the balance of the Escrow Release Amount for further distribution to the Indemnifying Parties in accordance with each such Indemnifying Party’s remaining Pro Rata Share of such amount; provided, that any portion of the Escrow Release Amount reasonably designated by Acquirer in any Claim Certificate initiated prior to such Escrow Release Date and in relation to which a claim was filed in accordance with Section 10.10 below within one hundred and twenty days (120) days from the delivery of such Claim Certificate, provided no applicable portion shall be released prior to the expiration of such period), shall be retained in the Escrow Account in order to satisfy any pending but unresolved or unsatisfied claims outstanding as of the Escrow Release Date until such claims have been resolved provided, further, that any portion of the Escrow that is payable pursuant to this Section 9.12 in respect of any Company 102 Shares or In-the-Money Vested Company Options that are Company 102 Options or Company 3(i) Options, shall be paid to the 102 Trustee which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

Article X
General Provisions

10.1 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Acquirer, to:

with copies (which shall not constitute notice) to:

(b) If to the Company, to:

Sentry CS Ltd.

Toha Building

114 Yigal Alon Street,

Tel Aviv, Israel 6744320

Attention: Howard Berkowitz, Chairman

If to the Shareholders’ Agents, to:

with a copy (which shall not constitute notice) to:

Amit Pollack Matalon & Co.

APM House, 18 Raoul Wallenberg St., Building D,

Tel Aviv, Israel 6971915Attention: Ronen Kantor, Adv.

Email: [***]

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the fifth Business Day after the post of the same.

10.2 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) subject to clause (viii) below, the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrases “provided to Acquirer” or “made available to Acquirer” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by Acquirer in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquirer or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. The terms “U.S.” and “United States” shall refer to the United States of America. References to the Company shall mean the Company and its Subsidiary, except as otherwise indicated herein.

10.3 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of each of the Company, the Shareholders’ Agent and Acquirer. Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Shareholders’ Agent.

10.4 Extension; Waiver. At any time at or prior to the Closing, the Company, the Shareholder’s Agent (on behalf of the Company Securityholders) and Acquirer may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Shareholders’ Agent (on behalf of the Company Securityholders) may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company and the Shareholders’ Agent, (II) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to the Company and the Acquirer, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.6 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Mutual Non-Disclosure Agreement dated September 1, 2025, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article IX is intended to benefit the Indemnified Persons).

10.7 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may assign its rights and delegate its obligations under this Agreement to any direct or indirect or wholly owned Subsidiary of Acquirer without the prior consent of any other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, invalid, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such illegal, invalid, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such illegal, invalid, void or unenforceable provision.

10.9 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by Acquirer of any right to specific performance or injunctive relief. It is accordingly agreed that Acquirer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.10 Submission to Jurisdiction; Consent to Service of Process. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of Tel Aviv, Jaffa in the State of Israel, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Tel-Aviv court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 10.10 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Tel Aviv, Israel. A party hereto may apply to a court of competent jurisdiction, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 10.10.

10.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

10.12 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

ACQUIRER:

By:	/s/ Eric Brock
Name:	Eric Brock
Title:	CEO

[Exhibits List to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

Company:

By:	/s/ Howard Berkowitz
Name:	Howard Berkowitz
Title:	Chairman

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

SHAREHOLDERS’ AGENT:

By:	/s/ Allen Foley & /s/ Gaetan Dumont
Name:	Allen Foley & Gaetan Dumont
Title:	Manager and authorized signatory

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

COMPANY MAJOR SHAREHOLDERS:

SAGITTA HOLDCO SARL.

By:	/s/ Allen Foley & /s/ Gaetan Dumont
Name:	Allen Foley & Gaetan Dumont
Title:	Manager & Manager

*	INDIVIDUAL MAJOR SHAREHOLDERS SIGNATURES OMITTED FOR CONFIDENTIALITY

[Signature Page to Share Purchase Agreement]

**List of Exhibits**

Exhibit A – Definitions

Exhibit B – Company Major Shareholders

Exhibit C – Shareholder Consent

Exhibit D – Specified Securityholders

Exhibit E – Investor Questionnaires

Exhibit F – Option Surrender Agreement

Exhibit G – Paying Agent Agreement

Exhibit I – Updated Shareholders’ Register and Share Certificate

Exhibit J – Named Employees

Exhibit K – Registration Rights Agreement

[Exhibits List to Share Purchase Agreement]

Exhibit A

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“102 Trustee” shall mean the trustee appointed by the Company in accordance with the provisions of the Israeli Income Tax Ordinance, and approved by the ITA, with respect to Company 102 Securities.

“Accredited Investor” means each Company Securityholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Acquirer Charter Documents” means the certificate of incorporation of the Acquirer in effect as of the Closings, and bylaws of the Acquirer as in effect as of the Closing

“Acquired Companies” shall mean the Company and its two (2) Subsidiaries, a Delaware corporation named Sentrycs Inc., and a Netherlands corporation named Sentry CS B.V.

“Acquirer Common Stock” means the Common Stock, $0.0001 par value per share, of Acquirer.

“Acquirer Common Stock Exchange PPS” means, (i) with respect to Acquirer Common Stock issued to the Company Securityholders hereunder at Closing, the closing price of such Acquirer Common Stock on the Trading Market on the Trading Day prior to the Closing Date, and (ii) with respect to Acquirer Common Stock issued to the Company Securityholders hereunder on each subsequent Base Stock Consideration Payment Date, the closing price of such Acquirer Common Stock on the Trading Market on the Trading Day prior to the issuance thereof;.

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, an agreement, offer or proposal for, or any indication of interest in, any direct or indirect acquisition of the Company and/or of any of its Subsidiaries or of all or a substantial portion of the assets of the Company and/or any of its Subsidiaries, whether by way of a merger, consolidation, asset sale, stock purchase, recapitalization, other combination or otherwise, or any material, non-ordinary course development, license, joint venture transaction, or equity or debt financing, other than any offer, proposal or indication of interest made by or on behalf of Acquirer.

“Acquisition Rights” means any transfer restrictions, rights to purchase, rights of first refusal, negotiation or notice, or other similar rights or restrictions which relate to any Equity Interests or assets of the Company or its Subsidiaries, whether arising under the Charter Documents of the Company and its Subsidiary, any Contracts, Applicable Laws or otherwise.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made, but excluding, in the case of any Company Securityholder that is a public company (or a Subsidiary of a public company), any Person that controls such public company. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise.

“Aggregate Consideration” means, without duplication, the sum of (i) the Headline Price, less (ii) the Estimated Closing Net Working Capital Adjustment, plus (iii) the Estimated Company Cash, less (iv) the Estimated Company Debt, less (v) the Estimated Transaction Expenses, as such sum is set forth in the Spreadsheet.

“Aggregate Exercise Price” means the aggregate exercise price of all In-the-Money Vested Company Options.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, Section 291(a) of the Israeli Penal Code of 1977, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any national, federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Average Daily Trading Volume” means with respect to the Acquirer Common Stock, the average daily trading volume of such stock as reported on the principal Trading Market on which the Acquirer Common Stock is listed, calculated based on the ten (10) consecutive Trading Days immediately preceding the relevant date of determination.

“Base Cash Consideration” means $125,000,000 of which $117,500,000 shall be paid on the Closing Date (the “Initial Cash Consideration”), and the remaining $7,500,000, shall be paid so that an amount of $2,500,000 shall be paid on each of the Second Payment Date, Third Payment Date and Fourth Payment Date (and be deposited as the applicable Deferred Escrow Amount) (the “Deferred Cash Consideration”).

“Base Stock Consideration Payments” means Acquirer Common Stock issued on each of the following dates, in each case, valued in accordance with their respective Acquirer Common Stock Exchange PPS: (i) $32,500,000 on the Closing Date, (ii) $22,500,000 upon the expiration of a 45-day period commencing at the Closing (the “Second Payment Date”), (iii) $22,500,000 upon the expiration of a 60-day period commencing at the Closing (the “Third Payment Date”), and (iv) $22,500,000 upon the expiration of a 120-day period commencing at the Closing (the “Fourth Payment Date”).

“Base Stock Consideration Payment Dates” means each of the Closing Date, the Second Payment Date, the Third Payment Date and the Fourth Payment Date.

“Base Stock Consideration” means Acquirer Common Stock valued at $100,000,000 based on their respective Acquirer Common Stock Exchange PPS, which shall be freely tradeable immediately following such issuance, in accordance with the terms of the Registration Rights Agreement.

“Business” means the business of the Acquired Companies as currently conducted and as currently proposed to be conducted by the Acquired Companies.

“Business Day” means a day (i) other than Friday, Saturday or Sunday and (ii) on which commercial banks are open for business in the United States or in the State of Israel.

“Closing Cash Consideration” means, without duplication, the sum of (i) the Initial Cash Consideration, less (ii) the Estimated Closing Net Working Capital Adjustment, plus (iv) the Estimated Company Cash, less (v) the Estimated Company Debt, less (vi) the Estimated Transaction Expenses, plus (vii) the Aggregate Exercise Price, as such sum is set forth in the Spreadsheet.

“Closing Net Working Capital Adjustment” means the amount equal to (i) the Closing Net Working Capital Target, less (ii) the Company Net Working Capital (which amount may be a positive or negative number).

“Closing Net Working Capital Target” means $0.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 102 Options” means the Company Options granted and intended to qualify under the capital gains track described in Section 102(b)(2) of the Israeli Income Tax Ordinance.

“Company 102 RSU’s” means the Company’s RSU’s granted and intended to qualify under the capital gains track described in Section 102(b)(2) of the Israeli Income Tax Ordinance.

“Company 102 Securities” means, collectively, Company 102 Options, the Company’s 102 RSU’s and Company 102 Shares.

“Company 102 Shares” means Company Ordinary Shares issued upon the exercise of any Company 102 Options and held by the 102 Trustee pursuant to the Israeli Income Tax Ordinance.

“Company 3(i) Options” means the Company Options granted under Section 3(i) of the Israeli Income Tax Ordinance.

“Company Cash” means, without duplication, the aggregate unrestricted cash and cash equivalents of the Company, determined in accordance with GAAP, as of immediately prior to the Closing, excluding for the avoidance of doubt, any Trapped Cash.

“Company Debt” means, as of immediately prior to the Closing, without duplication, in accordance with GAAP: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise (other than employee expenses under corporate credit cards incurred in the ordinary course of business) including without limitation the Outstanding Shareholders Loans, (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased, including any earn-outs (at the maximum amount) or deferred consideration for the acquisition of any business (other than accounts payable incurred in the ordinary course of business), (iii) all outstanding reimbursement obligations of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (iv) all obligations of the Company and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (v) all obligations secured by any Encumbrance existing on property owned by the Company and its Subsidiaries, whether or not indebtedness secured thereby will have been assumed, (vi) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on prepayment as a result of the consummation of the Transactions or in connection with any lender consent in connection therewith, (vii) all unpaid Pre-Closing Taxes, which, notwithstanding anything to the contrary, shall be calculated as of the end of the Closing Date, (viii) all defined benefit or defined contribution pension, multiemployer pension, post-retirement health and welfare benefit, accrued annual or other bonus obligations, any unpaid severance liabilities currently being paid or payable in respect of employees and service providers of the Company or its Subsidiaries who terminated employment or whose services to the Company or its Subsidiaries have ceased (as applicable) prior to the Closing and deferred compensation liabilities of the Company or its Subsidiaries, together, in each case, with any associated employer payroll taxes, (ix) obligations as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital or financing leases; (x) obligations, contingent or otherwise, as an account party or applicant in respect of letters of credit; (xi) obligations, contingent or otherwise, in respect of bankers’ acceptances; (xii) bank overdrafts and similar items; and (xiii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (xiii) appertaining to third parties. Notwithstanding anything herein to the contrary, Company Debt shall not include Liabilities between the Company and the Subsidiaries. Company Debt shall exclude Transaction Expenses.

“Company Net Working Capital” means, without duplication, as of immediately prior to the Closing, the current assets of the Acquired Companies set forth on the Company Net Working Capital Schedule minus the current liabilities of the Acquired Companies set forth on the Company Net Working Capital Schedule (in each case, calculated in accordance with GAAP, and, to the extent not inconsistent with GAAP, the methodologies applied in preparation of the Company Net Working Capital Schedule), and specifically including all Liabilities for deferred revenue (current and long-term), payroll obligations, accrued or accruable by or for the Acquired Companies’ employees as of the Closing (unless included in Company Debt) and specifically excluding Liabilities between the Company and the Subsidiaries. Company Net Working Capital shall exclude Company Cash, Transaction Expenses and Company Debt. The Company Net Working Capital shall not include lease assets and their associated obligations.

“Company Net Working Capital Schedule” means the non-binding, illustrative calculations of Company Net Working Capital as of the date of this Agreement, attached hereto as Schedule 1.4.

“Company Option Plan” means, collectively, each share option plan, program or arrangement of the Company, including the Company’s 2023 Share Option Plan, as amended, and any appendixes thereto.

“Company Option Shares” means the total number of Company Ordinary Shares issuable upon the full exercise of all In-the-Money Vested Company Options outstanding as of immediately prior to Closing (excluding, for the avoidance of doubt, any shares issued upon the exercise of any Company Options that are converted or exercised prior to, or contingent upon the occurrence of, Closing, if any).

“Company Optionholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Options outstanding as of immediately prior to the Closing.

“Company Options” means options to purchase Company Ordinary Shares.

“Company Ordinary Shares” means the Ordinary Shares of the Company, of par value NIS 0.01.

“Company Preferred A Shares” means the Preferred A Shares of the Company, of par value NIS 0.01.

“Company Preferred B Shares” means the Preferred B Shares of the Company, of par value NIS 0.01.

“Company Preferred C Shares” means the Preferred C Shares of the Company, of par value NIS 0.01.

“Company Preferred D Shares” means the Preferred D Shares of the Company, of par value NIS 0.01.

“Company Preferred Shares” means the Company Preferred A Shares, the Company Preferred B Shares, the Company Preferred C Shares and the Company Preferred D Shares.

“Company RSU’s” means RSU’s of the Company held by certain employees and prior employees of the Company.

“Company Securities” means, collectively, Company Shares and Company Options.

“Company Securityholders” means, collectively, the Company Shareholders and the Company Optionholders holding In-the-Money Vested Company Option.

“Company Shares” means the Company Ordinary Shares, the Company RSU’s and the Company Preferred Shares.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“Current Resale Shelf Registration Statement” means Acquirer’s automatic shelf registration statement on Form S-3 filed by Acquirer with the SEC on September 9, 2025 (File No. 333-290121), including the prospectus, amendments and supplements (including each Prosupp) to such registration statement or prospectus (including post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement), or any replacement thereof (including, for the elimination of doubt, any replacement registration statement filed in accordance with Section 1(b) of the Registration Rights Agreement).

“D&O Indemnitees” means, collectively, current or former directors, managers and officers and any Person who becomes a director, manager or officer of the Company or the Subsidiary prior to the Closing.

“Employee” shall mean any current or past employee and Contingent Workers of any Acquired Company.

“Encumbrance” means, with respect to any asset, any mortgage, equitable interest, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrow Agent” means ESOP Management and Trust Services Ltd.

“Escrow Amount” means (i) an amount of [$$19,125,000, which shall be comprised of cash only (the “Indemnification Escrow Amount”), of which (x) $$11,625,000 deposited at the Closing (which, jointly with the Special Escrow as defined below, shall also be referred to as the “Closing Escrow Amount”), and (y) additional $2,500,000, on each of the Second Payment Date, Third Payment Date and Fourth Payment Date (each, a “Deferred Escrow Amount”), and (ii) an amount of $5,000,000 (the “Special Escrow”), which shall be comprised of cash only.

“Escrow Release Date” means: (i) with respect to the Indemnification Escrow Amount the date which is twelve (12) months following the Closing Date; and (ii) with respect to the Special Escrow shall be such date as specified in the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully-Diluted Shares” means the sum, without duplication, of: (i) the aggregate number of Company Ordinary Shares that are issued and outstanding as of immediately prior to the Closing (including shares issued upon the conversion of Company Preferred Shares), plus, (ii) the number of Company Option Shares, plus (iii) the Company RSU’s.

“GAAP” means generally accepted accounting principles in Israel, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official, (iii) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means (i) any supranational, national, state, municipal, local or foreign government, (ii) any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, including a Tax Authority, in each case whether domestic or foreign, and (iii) any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity, the IIA and any court or other tribunal).

“Governmental Grant” means any grant, incentive, subsidy, award, loan, participation, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the IIA or affiliated authorities or programs (including the Incubator Administration, Tnufa, Nofar, Magnet and Magneton), Authority for Investments and the Development of the Industry and Economy (formerly known as the Investment Center), the ITA (solely with respect to “preferred” or “approved” enterprise status or similar programs), the State of Israel, and any other bi- or multi-national grant program, framework or foundation (including the BIRD foundation) for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Headline Price” means $225,000,000.

“IIA” means the Israel Innovation Authority.

“Indemnifying Parties” means, collectively, the Company Shareholders and the holders of In-the-Money Vested Company Options.

“Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, as amended from time to time, including regulations, directives, procedures, and rules that have been or will be promulgated thereunder and/or by virtue thereof, including any directives, guidelines and rules as issued from time to time by the IIA.

“In-the-Money Unvested Option” means each Unvested Company Option (or portion thereof) that is outstanding immediately prior to the Closing, other than an Out-of-the-Money Company Option.

“In-the-Money Vested Company Option” means each Vested Company Option (or portion thereof) that is outstanding immediately prior to the Closing, other than an Out-of-the-Money Company Option.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” means the Israeli Companies Law 5759-1999.

“Israeli Law” means Israeli Applicable Law.

“ITA” means the Israeli Tax Authority.

“knowledge”, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual (other than the Company), the executive officers of such Person, and solely with respect to the Company, the following individuals: Tal Cohen, Yehudit Baum and Jason Moore (the “Company Knowledge Persons”); provided that any executive officer or Company Knowledge Person, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Company Knowledge Person, including his or her personal files, or (B) such knowledge could be obtained from reasonable inquiry of such executive officer’s or Company Knowledge Person’s direct subordinates or reports, to the extent such persons would reasonably be expected to have actual knowledge of such fact, circumstance, event or other matter.

“Lease” means any lease, sublease, license or other occupancy agreement for the use of real property, including workspace use agreements.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP, or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), Liabilities, business, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general business, financial, political, capital market or economic conditions (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in Applicable Law (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) natural disasters, war, hostilities, and/or acts of terrorism and/or any pandemics, epidemics, disease outbreaks or other public health conditions or any escalation or worsening of any of the foregoing (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), or (E) changes in GAAP (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors); and/or (ii) materially adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Named Employees” means such Employees of the Company or its Subsidiaries specified under Exhibit J.

“NASDAQ” means the Nasdaq Stock Market.

“non-US Person” means a Person which is not a U.S. Person (as defined in Regulation S. under the U.S. Securities Act of 1933).

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity.

“Out-of-the-Money Company Option” means a Company Option with an exercise price greater than the Per Share Consideration.

“Outstanding Shareholders Loans” shall mean such amount that is owed by the Company to Sagitta Holdings SARL, as a shareholder loan, in the principal amount of US$1,710,643.96 and to Gallica III S.a.r.l as a shareholder loan, in the principal amount of EURO 2,000,000 plus accrued interest on both loans, which shall be repaid by Paying Agent to Sagitta Holdings SARL and Gallica III S.a.r.l, upon the Closing.

“Per Share Consideration” means the amount of the Aggregate Consideration, minus the Aggregate Exercise Price, divided by the number of the Fully Diluted Shares and taking into account the applicable liquidation preference, if any, all in accordance with the Spreadsheet.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means any information relating to an identified or identifiable natural person including, but not limited to, a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information, personal data or personal information under Applicable Law, including Tracking Data; all to the extent is Processed by or on behalf of the Company or the Subsidiary.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pre-Closing Taxes” means any (i) Taxes of the Company or its Subsidiaries with respect to any Pre-Closing Tax Period (determined, with respect to any Straddle Period, in accordance with Section 6.6(e)), including for this purpose any Taxes with respect to deferred revenues arising in the Pre-Closing Tax Period, regardless of when recognized for income tax purposes,(ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or its Subsidiaries (or any predecessor thereof) was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (iii) Taxes of any Person (other than the Company) imposed on the Company or its Subsidiary as a transferee or successor, by Contract, pursuant to any Applicable Law or otherwise, which Taxes relate to an event or transaction occurring before the Closing, in each case, except if provided in the ordinary course of business under an obligation, agreement or arrangement the main subject matter of which is not Taxes and such Taxes are not in a material amount, and (iv) any payroll or other withholding Taxes arising in connection with any payment by the Company or its Subsidiaries required pursuant to, or arising as a result of, this Agreement or the Transactions.

“Privacy Laws” means each Applicable Law applicable to Personal Data, and any such legal requirement governing privacy, data security, data or security breach notification, any penalties and compliance with any order, including but not limited to the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”), the EU GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (together with the EU GDPR, the “GDPR”), Section 5 of the Federal Trade Commission Act, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Gramm-Leach-Bliley Act (“GLBA”), the Electronic Communications Privacy Act of 1986, the Stored Communications Act, California Online Privacy Protection Act, the California Consumer Privacy Act (“CCPA”), and other United States state laws concerning privacy, data protection, and / or data security, the CAN-SPAM Act, the Telephone Consumer Protection Act (“TCPA”), the Israeli Protection of Privacy Law, 5741–1981, and the regulations promulgated thereunder (including the Protection of Privacy Regulations (Data Security), 2017), and any and all guidelines published by the Israeli Privacy Protection Authority, the Payment Card Industry Data Security Standards, the Video Privacy Protection Act, the EU Privacy and Electronic Communications Directive 2002/58/EC on Privacy and Electronic Communications, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 and any other analogous data protection, direct marketing or privacy laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the processing of Personal Data (as amended and/or replaced from time to time) in any jurisdiction in which the Company carries on its business and/or from which the Company collects Personal Data.

“Pro Rata Share” means, with respect to a particular Company Securityholder at any given time, a fraction, the numerator of which is the Aggregate Consideration already paid to such Company Securityholder in accordance with the Spreadsheet, and the denominator of which is the Aggregate Consideration already paid to all Company Securityholders. For the avoidance of doubt, the total of all Pro Rata Shares at all times shall equal one hundred percent.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Prosupp” means a prospectus supplement pursuant to Rule 424(b)(7) under the Securities Act to the Current Resale Shelf Registration Statement providing for the resale registration of the Acquirer Common Stock.

“Registration Rights Agreement” means the form attached hereto as Exhibit K, executed between Acquirer and any Specified Securityholder in connection with such Specified Securityholder being issued Acquirer Common Stock pursuant to the provisions of this Agreement,

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, shareholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“RSU” means restricted stock unit.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders’ Agent Expense Account” means an account set by the Shareholders’ Agent to hold and use the Shareholders’ Agent Expense Amount.

“Shareholders’ Agent Expense Amount” means $1,000,000.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to the Company, any Person controlled by the Company.

“Substitute Cash Consideration” means, with respect to any Base Stock Consideration Payment payable to any Company Securityholder hereunder, a cash payment of equivalent value paid in accordance with the provisions hereof in lieu thereof, including in the event that any such Base Stock Consideration Payment, the Acquirer Common Stock is not freely tradeable in accordance with the terms of the Registration Rights Agreement.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), national insurance, health, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), land betterment, purchase, corporate, capital gains, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, except if provided in the ordinary course of business under an obligation, agreement or arrangement the main subject matter of which is not Taxes.

“Tax Forms” shall mean a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable.

“Tax Representations” means the representations and warranties of the Company set forth in Section 2.12 (Taxes).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Tracking Data” means (a) any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (b) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, user, computer, mobile or other device or instance of any application or mobile application or (c) any device or network identifier (including IP address or MAC address), device activity data or data collected from a networked physical object.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means the NASDAQ and/or any other trading market or exchange upon which the Acquirer Common Stock are traded or listed or quoted for trading on the date in question (or any successors to any of the foregoing).

“Transaction Document” means, collectively, this Agreement, the Company Disclosure Letter, the Escrow Agreement, the Paying Agent Agreement, the Retention and Employment Agreements, the Option Surrender Agreements, the Termination and Release Agreements, , the Company Closing Certificate, the Officer’s Certificates, the Spreadsheet, the Signing Spreadsheet and each other agreement or document to be executed in connection with any of the Transactions.

“Transaction Expenses” means, without double counting and to the extent not paid prior to Closing, all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or its Subsidiaries in connection with the Transaction Documents and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all sale, change-of-control, “stay around,” retention, termination, severance or similar bonus or payment obligations or compensatory amounts owed or incurred by the Company or its Subsidiaries to the Company’s or its Subsidiaries’ directors, employees and/or consultants in connection with the Transactions (together with the occurrence of any other event) and any Taxes payable by the Company or its Subsidiaries in connection therewith (including the employer portion of any payroll, social security, Medicare, Federal Unemployment Tax Act unemployment or any similar Tax associated with such amounts excluding any recoverable VAT (as determined by the Acquirer in its discretion) payable with respect thereto) whether paid or payable at or following the Closing, including, for the avoidance of doubt, any statutorily or contractually required notice period expenses relating to such termination, (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders, or Named Employees, paid for or to be paid for by the Company or its Subsidiaries, (v) the costs of the D&O Tail Policy, (vi) 50% of the costs of the Escrow Agent and Paying Agent; all to the extent not paid prior to Closing.

“Trapped Cash” means cash or cash equivalents (a) of the Company which are not freely useable or available because it is subject to restrictions or limitations on use under Contract or Applicable Laws by the Company, including collateral for customer agreements, lease agreements, collateral for debt, and hedge guarantees. or (b) in the form of deposits in transit and outstanding checks and drafts issued by the Company.

“Treasury Regulations” means the United States Treasury Department’s tax regulations issued under the Code.

“Unaccredited Investor” means a Company Securityholder who either (i) does not complete, execute and deliver to the Company or Acquirer prior to the Closing an Investor Questionnaire certifying that such Person is an “accredited investor” under U.S. law as set forth therein, or (ii) is determined by Acquirer in its sole discretion prior to the Closing not to be an Accredited Investor.

“Unvested Company Options” means Company Options (or portions thereof) that are not vested or exercisable as of the Closing (after giving effect to any acceleration of such Company Options vesting in connection with the Closing).

“Vested Company Options” means Company Options (or portions thereof) that are vested and exercisable as of the Closing (after giving effect to any acceleration of such Company Options vesting in connection with the Closing).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

[to be adjusted following finalization of the draft]

“102 Interim Ruling”	6.9	“Company Intellectual Property”	2.10(a)(iv)

“102 Plan”	2.12(k)	“Company Intellectual Property Agreements”	2.10(a)(v)

“102 Tax Ruling”	6.9	“Company-Licensed Data”	2.10(a)(vi)

“401K Termination Expenses”		“Company Officer’s Certificate”	1.2(b)(iii)

“Acquirer”	Preamble	“Company-Owned Data”	2.10(a)(vii)

“Acquirer Financial Statements”		“Company-Owned Intellectual
		Property”	2.10(a)(viii)
“Acquirer NWC Notice”	1.4(b)
		“Company Privacy Commitments”	2.11(a)
“Agreement”	Preamble
		“Company Privacy Policies”	2.10(a)(ix)
“Agreement Date”	Preamble
		“Company Products”	2.10(a)(xxii)
“AI”	2.10(a)(i)
“Company Registered Intellectual
“AI Technologies”	2.10(p)(v)	Property”	2.10(a)(xi)

“Author”	2.10(g)	“Company Shareholder Release”

“Board”	Recitals	“Company Shareholders”	Preamble

“Charter Documents”	1.2(b)(iii)	“Company Source Code”	2.10(a)(xii)

“Claim Certificate”	9.5(a)	“Company Special Representations”	9.3(a)

“Claims Period”	9.4	“Company Voting Debt”

“Closing”	1.1(f)	“Company Websites”	2.10(a)(xiii)

“Closing Date”	1.1(b)(ii)	“Confidential Information”	2.10(i)

“Company”	Preamble	“Converted Option”

“Company Authorizations”	2.8(b)	“Converted Option Exercise Price”

“Company Balance Sheet”	2.4(a)	“Designated Employees”

“Company Balance Sheet Date”	2.4(a)	“Employment Agreement”	1.3(b)(v)

“Company Closing Certificate”	1.2(b)(ii)	“Escrow Account”	1.3(b)

“Company D&O Resignation Letter”	1.2(b)(vi)	“Estimated Closing Net Working Capital Adjustment”	1.4(f)

“Company Data”	2.10(a)(i)	“Estimated Company Cash”	1.4(f)

“Company Data Agreement”	2.10(a)(iii)	“Estimated Company Debt”	1.4(f)

“Company Databases”	2.10(p)(ii)	“Estimated Transaction Expenses”	1.4(f)

“Company Developed AI”	2.10(p)(v)	“Financial Statements”	2.4(a)

“Company Disclosure Letter”	Article II	“CEO”	Recitals

“Company Employee Plans”	2.13(d)	“Generative AI Tools”	2.10(p)(v)

“Government Contract”	2.17(a)(xxv)	“Shareholder Side Letter”

“ICT Infrastructure”	2.10(a)(xvi)	“Shareholders Agreement”	1.7(b)

“Incentive Awards”		“Shareholders Special Representations”	9.3(a)

“Indemnifiable Damages”	9.1(a)	“Special Claims”	9.3(b)

“Indemnified Person”	9.1(a)	“Special Representations”	9.3(a)

“Intellectual Property”	2.10(a)(xviii)	“Spreadsheet”	0

“Intellectual Property Rights”	2.10(a)(xix)	Letter”	1.2(b)(vi)

“Israeli Income Tax Ordinance”	1.1(d)(i)	“Termination Date”	8.1(b)

“Letter of Transmittal”	1.3(a)(ii)	“Third-Party AI”	2.10(p)(v)

“Material Contracts”	2.17(a)	“Third-Party Claim”	9.8

“Notice of Objection”	1.4(c)	“Third-Party Intellectual Property”	2.10(a)(xxiii)

“NWC Calculations”	1.4(b)	“Trade Approvals”	2.23

“Officer’s Certificates”	1.2(b)(iii)	“Trade Laws”	2.23

“Open Source Materials”	2.10(a)(xx)	“Transactions”	Recitals

“Option Surrender Agreement”	1.2(b)(xv)	“Unvested Company Shares”	2.2(a)

“Paying Agent”	1.3(a)(i)	“Valid Tax Certificate”	1.1(d)(ii)

“Payee”	1.1(d)(i)	“VAT”	2.12(g)

“Payor”	1.1(d)(i)	“Retention Agreement”	Recitals

“PFIC”	2.12(z)	“WARN Act”	2.13(s)

“Proprietary Information and		“Withholding Drop Date”	1.1(d)(ii)
Technology”	2.10(a)(xxii)

” Registration Rights Agreement”	1.2(b)(xvi)

“Released Party”	1.7(a)

“Releasing Party”	1.7(a)

“Reviewing Accountant”	1.4(a)

“Section 14 Arrangement”	2.13(a)

“Share Purchase”	Recitals

“Shareholder Claim”	1.7(a)

“Shareholders’ Agent”	Preamble

[***]

Exhibit E

FORM OF INVESTOR QUESTIONNAIRE

ONDAS HOLDINGS INC.

Each person or entity subscribing for securities (the “Securities”) of Ondas Holdings Inc. (the “Company”) must qualify as (i) an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) a person which is not a U.S. Person (as defined in Regulation S of the Securities Act).

Accredited Investor

In order to confirm that the person or entity qualifies as an accredited investor, each individual investor, or each investing entity’s authorized officer or other representative, must check one or more of the boxes below that applies to that person or entity and initial next to such checked box or boxes.

A.	☐ Initial ____ The person is a natural person who (either individually or jointly with spouse) has a net worth in excess of $1,000,000[1];

B.	☐ Initial ____ The person is a natural person who had an individual income (not joint with spouse) in excess of $200,000 in each of the two most recent years, or who had a joint income (with spouse) in excess of $300,000 in each of those years, and in either case who has a reasonable expectation of reaching the same income level in the current year;

C.	☐ Initial ____ The person or entity is a director, executive officer, or general partner of the Company, or any director, executive officer, or general partner of a general partner of the Company;

D.	☐ Initial ____ The person is a natural person who is a “knowledgeable employee” (as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940), of the Company;

E.	☐ Initial ____ The person is a natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

F.	☐ Initial ____The entity is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

G.	☐ Initial ____ The entity is an investment adviser relying on the exemption from registering with the Securities and Exchange Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940;

H.	☐ Initial ____ The entity is a Rural Business Investment Company (as defined in Section 384A of the Consolidated Farm and Rural Development Act);

[1]	For purposes of calculating net worth: (i) the person's primary residence shall not be included as an asset, (ii) indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

I.	☐ Initial ____ The entity is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D (i.e., a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Securities);

J.	☐ Initial ____ The entity is a corporation, Massachusetts or similar business trust, partnership, or limited liability company, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (tax exempt organization), not formed for the specific purpose of acquiring the Securities, having total assets in excess of $5,000,000;

K.	☐ Initial ____ The entity is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (ERISA), and either (i) the investment decision is made by a “Plan Fiduciary” (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or registered investment adviser, or (ii) the employee benefit plan has total assets in excess of $5,000,000;

L.	☐ Initial ____ The entity is a self-directed employee benefit plan within the meaning of ERISA (e.g., an IRA), with investment decisions made solely by persons who are “accredited investors” (as defined in Rule 501(a) of Regulation D);

M.	☐ Initial ____ The entity is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, which plan has total assets in excess of $5,000,000;

N.	☐ Initial ____ The entity is one in which all of the equity owners are “accredited investors”;

O.	☐ Initial ____ The entity is a bank, savings and loan association or other similar institution (as defined in Sections 3(a)(2) and 3(a)(5)(A) of the Securities Act) whether acting in its individual or fiduciary capacity;

P.	☐ Initial ____ The entity is an insurance company (as defined in Section 2(a)(13) of the Securities Act);

Q.	☐ Initial ____ The entity is an investment company registered under the Investment Company Act of 1940 or a business development company (as defined in Section 2(a)(48) of the Investment Company Act of 1940);

R.	☐ Initial ____ The entity is a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940);

S.	☐ Initial ____ The person is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

T.	☐ Initial ____ The entity is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

U.	☐ Initial ____ The entity of a type not listed in clauses (F) through (T) above, that is not formed for the specific purpose of acquiring the Securities and owns investments in excess of $5 million. For purposes of this clause, “investments” means investments (as defined in Rule 2a51-1(b) under the Investment Company Act of 1940);

V.	☐ Initial ____ A family office (as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940), that (i) has assets under management in excess of $5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment; or

W.	☐ Initial ____ A family client (as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940), of a family office meeting the requirements of clause (P) above and whose prospective investment in the Securities is directed by that family office pursuant to clause (P)(iii) above.

By checking the applicable box or boxes above and initialing next to such checked box or boxes, the undersigned investor is certifying to the Company that the undersigned is an accredited investor for the reason stated above.

U.S. Person

Are you a U.S. Person as defined under Regulation S of the Securities Act? Please see the definition of U.S. Person below.

☐ YES ☐ NO

Definition of U.S. person:

(1) “U.S. person” means:

(i)	Any natural person resident in the United States;

(ii)	Any partnership or corporation organized or incorporated under the laws of the United States;

(iii)	Any estate of which any executor or administrator is a U.S. person;

(iv)	Any trust of which any trustee is a U.S. person;

(v)	Any agency or branch of a foreign entity located in the United States;

(vi)	Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)	Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii)	Any partnership or corporation if:

(A)	Organized or incorporated under the laws of any foreign jurisdiction; and

(B)	Formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in § 230.501(a)) who are not natural persons, estates or trusts.

(2)	The following are not “U.S. persons”:

(i)	Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;

(ii)	Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:

(A)	An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(B)	The estate is governed by foreign law;

(iii)	Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;

(iv)	An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(v)	Any agency or branch of a U.S. person located outside the United States if:

(A)	The agency or branch operates for valid business reasons; and

(B)	The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi)	The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

Investment Certifications

The undersigned investor herby certifies the following to the Company:

●	Such person will receive the Securities for investment solely for such person’s own account and not with a view to or for sale in connection with any distribution thereof in violation of any applicable law, including without limitation, any federal securities laws, state securities laws or the agreement pursuant to which the Securities are being issued to such person (the “Agreement”).

●	At the time such person was offered the Securities, such person had, and as of the date hereof, has, such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the acquisition of the Securities, and in each case has consulted with counsel and other advisors prior to entering into the Agreement.

●	Such person has had an opportunity to ask questions and receive answers concerning the capitalization of the Company, the terms of the Agreement and the financial condition and operations of the Company and its subsidiaries.

Stock Issuance Information

If Securities are being issued to you pursuant to the Agreement,, please provide the below information:

Legal Name of Shareholder: _______________________

Address: ___________________________

SSN/EIN (if any): ____________________

Email: _____________________________

Phone Number: ______________________

[Signatures appear on the next page]

By signing below, the undersigned confirms that the undersigned understands this document and that all of the above information about the undersigned is true, correct and complete.

(Print Name)

(Signature)

Taxpayer Identification Number/Social Security Number:
Permanent Home/Business Address:

[***]

EXHIBIT K

EXHIBIT K

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November [ ], 2025, is made and entered into by and among (i) Ondas Holdings Inc., a Nevada corporation (the “Parent”), (ii) each of the Persons listed on Schedule A attached hereto (the “Schedule of Holders”) as of the date hereof, (iii) each of the other Persons set forth from time to time on the Schedule of Holders who, at any time, own Registrable Securities and enter into a joinder to this Agreement agreeing to be bound by the terms hereof (each Person identified in the foregoing clauses (ii) and (iii), a “Holder” and, collectively, the “Holders”), and (iv) the Shareholders’ Agent (as defined below).

RECITALS

WHEREAS, the Parent has entered into a Share Purchase Agreement, dated November [ ], 2025 (the “Share Purchase Agreement”), with Sentry CS Ltd., a company organized under the laws of the State of Israel (“Sentry”), the shareholders and option holders of Sentry as set forth on Exhibit B therein, including without limitation, the Holders, and Sagitta Holdco SARL, a private limited liability company organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 15, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, and registered with the Luxembourg Trade and Companies Register under number B268651, solely in its capacity as the representative, agent and attorney-in-fact of the Indemnifying Parties, as defined therein (the “Shareholders’ Agent”); and

WHEREAS, in connection with the Share Purchase Agreement, the Parent may issue Common Stock as consideration pursuant to the terms of the Share Purchase Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Resale Shelf Registration Rights.

(a) Registration Statement Covering Resale of Registrable Securities. In accordance with Section 2, on each of the Closing Date, the Second Payment Date, the Third Payment Date and the Fourth Payment Date, the Parent shall prepare and file, or cause to be prepared and filed, with the Commission a prospectus supplement pursuant to Rule 424(b)(7) promulgated under the Securities Act (each, a “Prosupp”) to its Current Resale Shelf Registration Statement, providing for the resale from time to time by the Holders of any and all Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect), and each such Prosupp shall further provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to the Holders, including in customary market and brokerage trades through any national exchange or over the counter market. The Parent shall use its best efforts to maintain the Current Resale Shelf Registration Statement in accordance with the terms hereof and keep the Current Resale Shelf Registration Statement continuously effective and shall cause the Current Resale Shelf Registration Statement to be supplemented and amended (including post-effective amendments) to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available and effective under the Securities Act at all times until the first date on which there are no longer any Registrable Securities outstanding (the “Effectiveness Period”).

(b) Notification; Replacement Registration Statement on Form S-3; and Distribution of Materials. The Parent shall notify the Holders in writing of the filing of each Prosupp immediately following the filing thereof with the Commission, and the Parent shall notify the Holders in writing immediately following the Current Resale Shelf Registration Statement no longer being current or otherwise available to the Holders as provided by Section 1(a). If the Current Resale Shelf Registration Statement becomes unavailable for the use by the Holders because the Parent is no longer eligible to use an Automatic Shelf Registration Statement, then the Parent shall promptly (and in any event within five Business Days following the unavailability of such Registration Statement) file with the Commission a replacement Registration Statement on such form as it is then currently able to use (which shall be Form S-3 if the Parent is then able to use such form), and the Parent shall use its best efforts to have such replacement Registration Statement declared effective by the Commission as soon as possible after such filing, which replacement Registration Statement shall provide for the resale from time to time by the Holders of any and all Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect), and the Prospectus contained therein shall further provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to the Holders, including in customary market and brokerage trades through any national exchange or over the counter market. The Parent shall notify the Holders of the effectiveness of such replacement Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of such Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in such Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in such Registration Statement. The Parent shall use its best efforts to maintain such replacement Registration Statement in accordance with the terms hereof and keep such Registration Statement continuously effective and shall cause such Registration Statement to be supplemented and amended (including post-effective amendments) to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available and effective under the Securities Act at all times during the Effectiveness Period.

(c) Amendments and Supplements. Subject to the provisions of Section 1(a) above, the Parent shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Current Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Current Resale Shelf Registration Statement continuously effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If any Registration Statement filed pursuant to Section 1(b) is filed on Form S-3 and thereafter the Parent becomes ineligible to use Form S-3 for secondary sales, then the Parent shall promptly notify the Holders of such ineligibility and shall file with the Commission a shelf registration on Form S-1 or other appropriate form as promptly as practicable (but in all events no later than fifteen (15) days thereafter) to replace the shelf registration statement on Form S-3 and use its best efforts to have such replacement Registration Statement declared effective as promptly as practicable and to cause such replacement Registration Statement to remain effective, and shall cause the Registration Statement to be supplemented and amended to the extent necessary to ensure that such Registration Statement is continuously available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders during the Effectiveness Period; provided, however, that at any time the Parent once again becomes eligible to use Form S-3, the Parent shall, as promptly as practicable, cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Registration Statement, such that the Registration Statement is once again on Form S-3.

(d) Notwithstanding the registration obligations set forth in this Section 1, in the event the Commission informs the Parent that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Parent agrees to promptly (i) inform each of the Holders thereof and shall file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the applicable Registration Statement and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Parent for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Parent shall advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29 and successor guidance. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Parent used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities in accordance with the preceding sentence), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders’ amount of Registrable Securities must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Parent amends the applicable Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Parent shall file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Parent or to registrants of securities in general, one or more Registration Statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the applicable Registration Statement, as amended, or the New Registration Statement. Notwithstanding anything to the contrary contained in this Agreement, the Parent shall not name any Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act) in any Registration Statement without such Holder’s written consent.

2. Registration Procedures. In connection with the Registration to be effected pursuant to Section 1, the Parent shall expeditiously as reasonably possible:

(a) without derogating from the Parent’s obligations contained in Section 1, prepare in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder and file with the Commission a Registration Statement, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and use best efforts to cause such Registration Statement to become effective immediately upon filing with the Commission, or if not on Form S-3ASR to become effective as promptly as practicable upon filing of a Form S-3 (provided that at least two (2) Business Days before filing a Registration Statement or prospectus or any amendments or supplements thereto, the Parent shall furnish to counsel selected by the Applicable Approving Party draft copies of all such documents proposed to be filed);

(b) notify each Holder of Registrable Securities of (A) the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose, (B) the receipt by the Parent or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each Registration Statement filed hereunder;

(c) prepare and file with the Commission such amendments and supplements to a Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective during the Effectiveness Period and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the Holders as set forth in such registration statement;

(d) furnish to each Holder such number of copies of such Registration Statement, each amendment and supplement thereto, the prospectus included in such Registration Statement (including each preliminary prospectus), each Free-Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder;

(e) during any period in which a prospectus is required to be delivered under the Securities Act, promptly and timely file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act;

(f) use its commercially reasonable efforts to register, qualify or secure an exemption from registration with respect to such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Applicable Approving Party reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Holders (provided that the Parent shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2(f), (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction);

(g) promptly notify in writing each seller of such Registrable Securities (i) after it receives notice thereof, of the date and time when such Registration Statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a Registration Statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) after receipt thereof, of any request by the Commission for the amendment or supplementing of such Registration Statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, the Parent promptly (and in any event within two (2) Business Days) shall prepare, file with the Commission and furnish to each Holder (upon request) a reasonable number of copies of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Parent are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with FINRA;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(j) make available for inspection by any Holder of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Parent as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Parent’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(k) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission;

(l) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Common Stock included in such Registration Statement for sale in any jurisdiction, the Parent shall use its best efforts promptly to obtain the withdrawal of such order;

(m) use its commercially reasonable efforts to cause such Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(n) cooperate with the Holders of Registrable Securities covered by the Registration Statement to facilitate the timely preparation and delivery of certificates representing securities to be sold under the Registration Statement;

(o) cooperate with each Holder of Registrable Securities covered by the Registration Statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(p) provide a legal opinion of the Parent’s outside counsel, dated as of the date of each Prosupp, or, in the event that Registration of the Registrable Securities is not effected pursuant to Section 1(a) and is instead effected pursuant to Section 1(b) or Section 1(c), dated as of the effective date of such Registration Statement (substantially in the form attached hereto as Exhibit A, the “Form of Opinion”), with respect to the Registration Statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(q) if the Parent files an Automatic Shelf Registration Statement covering any Registrable Securities, use its commercially reasonable efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the Effectiveness Period;

(r) if an Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Parent is required to re-evaluate its WKSI status the Parent determines that it is not a WKSI, use its commercially reasonable efforts to refile the registration statement on Form S-3 and keep such Registration Statement effective (including by filing a new Resale Shelf Registration Statement or replacement Resale Shelf Registration Statement, if necessary) during the Effectiveness Period;

(s) if reasonably requested by a Holder, (i) incorporate in a prospectus supplement or post-effective amendment such information as such Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; and (ii) make all required filings of such prospectus supplement or post-effective amendment with the Commission after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment.

3. Trade Limitations.

(a) In connection with resales by the Holders, each Holder severally, and not jointly with any other Holder, agrees to comply with the Trade Limitations and, if applicable to such Holder, the Parent Insider Trading Policy.

(b) In connection with resales by the Holders, the Shareholders’ Agent agrees to make a representation regarding the Holder’s compliance with the Trade Limitations and further agrees to provide a completed and executed representation letter in the form attached as Exhibit B to the Form of Opinion.

4. Registration Expenses. All expenses incident to the Parent’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, listing fees, fees and expenses of compliance with securities or blue sky laws, stock exchange rules and filings, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Parent and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Parent (all such expenses being herein called “Registration Expenses”), shall be borne by the Parent and, for the avoidance of doubt, the Parent also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, and the expenses and fees for listing the Registrable Securities on each securities exchange on which similar securities issued by the Parent are then listed

5. Indemnification.

(a) The Parent agrees to (i) indemnify and hold harmless, to the fullest extent permitted by law, each Holder and such Holder’s officers, directors, members, partners, agents, affiliates and employees and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, actions, damages, liabilities and expenses related to or arising out of (A) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any violation or alleged violation by the Parent of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Parent and relating to action or inaction required of the Parent in connection with any such registration, qualification or compliance, and (ii) pay to each Holder and such Holder’s officers, directors, members, partners, agents, affiliates and employees and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act), as incurred, all legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, except insofar as the same are caused by or contained in any information furnished in writing to the Parent or any managing underwriter by such Holders expressly for use therein; provided, however, that the indemnity agreement contained in this Section 5 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Parent be liable in any such case for any such claim, loss, damage, liability or action to the extent that it solely arises out of or is based upon an untrue statement of any material fact contained in the Registration Statement or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such Registration Statement. In connection with an underwritten offering, the Parent shall indemnify any underwriters or deemed underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act or the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities.

(b) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, (1) each such Holder shall furnish to the Parent in writing such information as the Parent reasonably requests for use in connection with any such registration statement or prospectus and, (2) to the extent permitted by law, shall indemnify the Parent, its officers, directors, employees, agents and representatives and each Person who controls the Parent (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information expressly furnished in writing by such holder to the Parent for use in a Registration Statement; provided that the foregoing obligation to indemnify shall be individual to such Holder, and not joint and several among the Holders, and shall be limited to the net amount of proceeds actually received by such Holder from the sale of Registrable Securities pursuant to such registration statement.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder except to the extent such failure has materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (as well as one local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities included in the registration, at the expense of the indemnifying party. No indemnifying party, in the defense of such claim or litigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Sections 5(a) or 5(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation (even if the holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 5(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 5(c), defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The sellers’ obligations in this Section 5(d) to contribute shall be several in proportion to the amount of securities registered by them and not joint and shall be limited to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

(e) The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

6. Other Agreements; Certain Limitations on Registration Rights. The Parent shall file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder and shall take such further action as the Holders may reasonably request, all to the extent required to enable such Persons to sell securities pursuant to (a) Rule 144 or (b) a Registration Statement on Form S-3 or any similar registration form hereafter adopted by the Commission. Upon request, the Parent shall promptly deliver to the Holders a written statement as to whether it has complied with such requirements. The Parent shall at all times use its commercially reasonable efforts to cause the securities registered or to be registered pursuant hereto to be listed, or continue to be listed, on one or more of the Nasdaq Stock Market, the New York Stock Exchange, or the NYSE American.

7. Definitions.

(a) “Applicable Approving Party” means the Holders of a majority of the Registrable Securities participating in the applicable offering.

(b) “Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 (or any successor rule then in effect) promulgated under the Securities Act.

(c) “Average Daily Trading Volume” means, with respect to the Common Stock, the average daily trading volume of such stock as reported on the principal Trading Market on which the Common Stock is listed, calculated based on the ten (10) consecutive Trading Days immediately preceding the relevant date of determination.

(d) “Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

(e) “Commission” means the U.S. Securities and Exchange Commission.

(f) “Common Stock” means the Common Stock of the Parent, par value $0.0001 per share.

(g) “Current Resale Shelf Registration Statement” means Parent’s automatic shelf registration statement on Form S-3 filed by Parent with the Commission on September 9, 2025 (File No. 333-290121), including the prospectus, amendments and supplements (including each Prosupp) to such registration statement or prospectus (including post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement), or any replacement thereof (including, for the elimination of doubt, any replacement Registration Statement filed in accordance with Section 1(b)).

(h) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(i) “FINRA” means the Financial Industry Regulatory Authority, Inc.

(j) “Free-Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.

(k) “Form S-3” means a Form S-3 registration statement under the Securities Act.

(l) “Permitted Transferee” means an Person who receives any Registrable Securities from a Holder pursuant to: (a) any gift or bequest or through inheritance to, or for the benefit of, any member or members of such Holder’s immediate family (which shall include any spouse, lineal ancestor or descendant or sibling) or to a trust, partnership or limited liability company for the exclusive benefit of such Holder’s immediate family; (b) any transfer to a trust in respect of which such Holder serves as a trustee; or (c) a distribution in respect of such Person’s equity ownership in such Holder (any transfer described in the immediately preceding clauses (a), (b) and (c), a “Permitted Transfer”); provided, that with respect to any Permitted Transfer, it shall be a condition precedent to such Permitted Transfer that the Permitted Transferee executes a counterpart signature page to this Agreement, pursuant to which such Permitted Transferee agrees to be bound hereby as a “Holder”.

(m) “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(n) “Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

(o) “Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

(p) “Registrable Securities” means, with respect to any Holder, (i) any shares of Common Stock issued to such Holder pursuant to the Share Purchase Agreement, and (ii) any Common Stock issued or issuable with respect to the securities referred to in the clauses (i) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; provided, however, that any Registrable Securities shall cease to be Registrable Securities when (i) a Registration Statement covering such Registrable Securities has been declared effective by the Commission and such Registrable Securities has been disposed of pursuant to such effective registration statement, (ii) such Registrable Securities has been resold to the public pursuant to Rule 144, (iii) such Registrable Securities may be sold without manner of sale, volume, current public information or other restrictions pursuant to Rule 144, or (iv) such Registrable Securities ceases to be outstanding.

(q) “Registration Statement” means any registration statement filed by the Parent with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a sale of Common Stock or Registrable Securities, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form S-4 or Form S-8, or their successors).

(r) “Rule 144”, “Rule 405”, and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Commission, as the same shall be amended from time to time, or any successor rule then in force.

(s) “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(t) “Trade Limitations” means that the Holders shall be subject to daily trading volume limitations, whereby all such Holders may not sell, in the aggregate, any Common Stock issued to such Holders pursuant to the Share Purchase Agreement on any Trading Market in any single Trading Day to the extent such sales would exceed ten percent (10%) of the Average Daily Trading Volume of the Common Stock with respect to such Trading Day. For illustration, if a sale occurs on Monday, December 22, 2025, the Trading Limitation is determined based on the ten (10) consecutive Trading Days beginning on Monday, December 8, 2025 and ending on Friday, December 19, 2025.

(u) “WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

(v) Capitalized terms used and not specifically defined hereunder shall have the respective meanings ascribed to such terms under the Share Purchase Agreement.

8. Miscellaneous.

(a) Effectiveness. This Agreement shall become effective upon the Closing Date.

(b) No Inconsistent Agreements. The Parent shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates or in any way impairs the rights granted to the Holders in this Agreement.

(c) Entire Agreement. This Agreement and the Share Purchase Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof.

(d) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(e) Amendments and Waivers. Compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified, with the written consent of the Parent and the Holders of at least a majority in interest of the Registrable Securities at the time of such waiver, amendment or modification; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. Any amendment or waiver effected in accordance with this Section 8(e) shall be binding upon each Holder and the Parent. No course of dealing between any Holder or the Parent and any other party hereto or any failure or delay on the part of a Holder or the Parent in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Parent. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

(f) Successors and Assigns; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Parent hereunder may not be assigned or delegated by the Parent in whole or in part. A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to (a) a Permitted Transferee of such Holder or (b) any Person with the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in Section 5. Any transfer or assignment made other than as provided in this Section 8(f) shall be null and void.

(g) All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(i) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Any such counterpart delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by electronic signature delivered by electronic transmission (any such delivery, “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a counterpart or signature, or the fact that any counterpart or signature was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

(j) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” herein shall mean “including without limitation.”

(k) Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any federal court within the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or any federal court within the District of Delaware, (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware or such Federal court. Each party agrees that (i) this Agreement involves at least $100,000.00 and (ii) this Agreement has been entered into by the parties in express reliance upon 6 Del. C. § 2708. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Any judgment from any such court described above may, however, be enforced by any party in any other court in any other jurisdiction.

(l) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to each Holder at the address indicated on the Schedule of Holders attached hereto and to the Parent at the address indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(l)):

if to the Parent:

Ondas Holdings Inc.

One Marina Park Drive, Suite 1410

Boston, MA 02210

Attention: Eric Brock

Email: eric.brock@ondas.com

with a copy to (which shall not constitute notice):

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street, Suite 1100

Miami, FL 33131

Attention: Christina Russo

Email: christina.russo@akerman.com

(m) Mutual Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8(m).

(n) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[signature pages follow]

ONDAS HOLDINGS INC.

By:
	Name:	Eric Brock
	Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement]

[●]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule A

Schedule of Holders

Exhibit A

Form of Opinion

[***]

akerman.com